October 10, 2008

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Filing Desk

Sumitomo Mitsui Financial Group, Inc. ("SMFG")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

File No. 82-4395

Dear Sir/Madam:

The following information is being furnished to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") and consists of information that SMFG (i) has been required to make public pursuant to the laws of Japan, (ii) has filed with the exchanges on which its common stock is listed and which has been made public by such exchanges, or (iii) has distributed to its security holders, during the period from August 1 2008 to September 30 2008.

SMFG hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5) the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that SMFG is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact me.

llw 10/23

Yours faithfully,

By: ______________________________

Tetsuro Yoshino
General Manager
Investor Relations Department
Sumitomo Mitsui Financial Group, Inc.
1-2 Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, Japan
Tel:+81 3 5512 4462, Fax:+81 3 5512 4429.

Enclosures

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED FROM AUGUST 1, 2008 TO SEPTEMBER 30, 2008

A. ENGLISH LANGUAGE DOCUMENTS

1. Annual Report for fiscal 2007 (Exhibit A1)

B. JAPANESE LANGUAGE DOCUMENTS

1. Quarterly Securities Report for the first quarter of fiscal 2008 (Exhibit B1)
   See Annex B for a brief description.

2. Amendment Report of Annual Securities Report for fiscal 2007:
   See Annex B for a brief description.

   (a) Amendment Report dated August 14, 2008 (Exhibit B2(a)).
   (b) Amendment Report dated August 14, 2008 (*) (Exhibit B2(b)).

3. Public Announcement (summary English translations attached):

   (a) "Correction in the Earnings Release for the Fiscal Year ended March 31, 2008" dated August 14, 2008 (Exhibit B3(a)).
   (b) "Capital Ratio as of June 30, 2008" dated August 14, 2008 (Exhibit B3(b)).
   (c) "Progress of the Credit Card Business Strategy of Sumitomo Mitsui Financial Group" dated September 29, 2008 (Exhibit B3(c)).
   (d) "Organizational Restructuring for Promoting the Credit Card Business Strategy of Sumitomo Mitsui Financial Group" dated September 29, 2008 (Exhibit B3(d)).
   (e) "Capital and Business Alliance of JRI Solutions" dated September 29, 2008 (Exhibit B3(e)).

(*) Documents issued by SMBC, SMFG's wholly-owned subsidiary bank.

########

ANNEX B

Brief Descriptions of Japanese Language Documents

1. Quarterly Securities Report for the first quarter of fiscal 2008 (Exhibit B1)

   Quarterly Securities Report for the first quarter of fiscal 2008 submitted to the Minister of Finance, describing capital, management, business and annual financial statements for the indicated period and other matters concerning SMFG.

2. Amendment Reports:

   Report to the Minister of Finance concerning the correction of reports on Annual Securities Report for fiscal 2007 dated August 14, 2008. (Exhibit B2)

# # # # # # # #

四 半 期 報 告 書

（第７期第１四半期）

自　平成20年４月１日
至　平成20年６月30日

株式会社 三井住友フィナンシャルグループ

(E03614)

第７期第１四半期（自平成20年４月１日　至平成20年６月30日）

四　半　期　報　告　書

1　本書は四半期報告書を金融商品取引法第27条の30の２に規定する開示用電子情報処理組織(EDINET)を使用し提出したデータに目次及び頁を付して出力・印刷したものであります。

2　本書には、上記の方法により提出した四半期報告書に添付された四半期レビュー報告書及び上記の四半期報告書と同時に提出した確認書を末尾に綴じ込んでおります。

株式会社 三井住友フィナンシャルグループ

目　　　　次

【表紙】

【提出書類】	四半期報告書
【根拠条文】	金融商品取引法第24条の４の７第１項
【提出先】	関東財務局長
【提出日】	平成20年８月14日
【四半期会計期間】	第７期第１四半期(自　平成20年４月１日　至　平成20年６月30日)
【会社名】	株式会社三井住友フィナンシャルグループ
【英訳名】	Sumitomo Mitsui Financial Group, Inc.
【代表者の役職氏名】	取締役社長　　北　山　禎　介
【本店の所在の場所】	東京都千代田区有楽町一丁目１番２号
【電話番号】	東京(03)5512-3411(大代表)
【事務連絡者氏名】	財務部副部長　　山　崎　　　武
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	株式会社東京証券取引所 (東京都中央区日本橋兜町２番１号) 株式会社大阪証券取引所 (大阪市中央区北浜一丁目８番16号) 株式会社名古屋証券取引所 (名古屋市中区栄三丁目８番20号)

第一部 【企業情報】

第1 【企業の概況】

1 【主要な経営指標等の推移】

		平成20年度 第1四半期連結 累計(会計)期間 (自平成20年 4月1日 至平成20年 6月30日)	平成19年度 (自平成19年 4月1日 至平成20年 3月31日)
連結経常収益	百万円	951,902	4,623,545
連結経常利益	百万円	73,635	831,160
連結四半期純利益	百万円	58,096	―
連結当期純利益	百万円	―	461,536
連結純資産額	百万円	5,285,491	5,224,076
連結総資産額	百万円	115,473,167	111,955,918
1株当たり純資産額	円	427,231.55	424,546.01
1株当たり四半期純利益金額	円	7,523.83	―
1株当たり当期純利益金額	円	―	59,298.24
潜在株式調整後1株当たり四半期純利益金額	円	7,223.18	―
潜在株式調整後1株当たり当期純利益金額	円	―	56,657.41
連結自己資本比率(第一基準)	%	10.35	10.56
営業活動によるキャッシュ・フロー	百万円	108,675	5,782,588
投資活動によるキャッシュ・フロー	百万円	△1,588,321	△5,086,559
財務活動によるキャッシュ・フロー	百万円	△56,839	102,112
現金及び現金同等物の四半期末(期末)残高	百万円	1,206,758	2,736,752
従業員数	人	47,671	46,429

(注) 1 当社及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。

2 連結自己資本比率は、銀行法第52条の25の規定に基づく平成18年金融庁告示第20号に定められた算式に基づき算出しております。当社は第一基準を適用しております。

2 【事業の内容】

当第１四半期連結会計期間において、当社グループ(当社及び当社の関係会社)が営む事業の内容については、重要な変更はありません。また、主要な関係会社の異動については、次のとおりであります。

(銀行業)

海外において預金業務、貸出業務等を行うVietnam Export Import Commercial Joint Stock Bankを当社の持分法適用関連会社といたしました。

(その他事業)

国内において自動車販売金融業務を行うプライマス・ファイナンシャル・サービス株式会社を当社の連結子会社といたしました。

3 【関係会社の状況】

(1) 当第１四半期連結会計期間において、当社の関連会社から子会社に変更となった会社は次のとおりであります。

ジャパン・ペンション・ナビゲーター株式会社

(2) 当第１四半期連結会計期間において、当社の子会社から関連会社に変更となった会社のうち主要なものは次のとおりであります。

さくら情報システム株式会社

(3) 当第１四半期連結会計期間において、新たに当社の関係会社となった会社のうち主要なものは次のとおりであります。

名称	住所	資本金又は出資金(百万円)	主要な事業の内容	議決権の所有割合(%)	当社との関係内容				
					役員の兼任等(人)	資金援助	営業上の取引	設備の賃貸借	業務提携
(連結子会社) プライマス・ファイナンシャル・サービス株式会社	大阪市中央区	7,700	その他事業 (自動車販売金融業)	41 (41) [15]	—	—	—	—	—
SMFG Preferred Capital USD 2 Limited	英領ケイマン諸島	千米ドル 1,800,000	その他事業 (金融業)	100	—	—	—	—	—
SMBC Preferred Capital USD 2 Limited	英領ケイマン諸島	千米ドル 1,811,000	その他事業 (融資業)	100 (100)	—	—	—	—	—
SMBC Capital India Private Limited	インド共和国ニューデリー市	百万インドルピー 400	その他事業 (アドバイザリー業)	100 (100)	—	—	—	—	—
(持分法適用関連会社) Vietnam Export Import Commercial Joint Stock Bank	ベトナム社会主義共和国ホーチミン市	百万ドン 12,140,241	銀行業	15.15 (15.15)	—	—	—	—	—

(注) 1　「主要な事業の内容」欄には、事業の種類別セグメントの名称を記載しております。

2　「議決権の所有割合」欄の(　)内は子会社による間接所有の割合(内書き)、[　]内は緊密な者及び同意している者の所有割合(外書き)であります。

3　上記関係会社のうち、特定子会社に該当する会社は、SMFG Preferred Capital USD 2 Limited、SMBC Preferred Capital USD 2 Limitedであります。

4 【従業員の状況】

(1) 連結会社における従業員数

(平成20年6月30日現在)

従業員数 [外、平均臨時従業員数]	47,671人 [13,409]

(注) 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員16,157人を含んでおりません。

(2) 当社の従業員数

(平成20年6月30日現在)

従業員数	162人

(注) 当社従業員は全員、株式会社三井住友銀行等からの出向者であります。

第２　【事業の状況】

１　【生産、受注及び販売の状況】

「生産、受注及び販売の状況」は、銀行持株会社としての業務の特殊性のため、該当する情報がないので記載しておりません。

２　【経営上の重要な契約等】

該当ありません。

3 【財政状態及び経営成績の分析】

当第１四半期連結会計期間の財政状態及び経営成績の分析は、以下のとおりであります。

なお、本項に記載した将来に関する事項は、四半期報告書提出日現在において判断したものであり、リスクと不確実性を内包しているため、今後様々な要因によって変化する可能性がありますので、ご留意ください。

1　業績の状況

(1) 経済金融環境

当第１四半期を顧みますと、原油など国際商品市況の高騰を背景に世界的なインフレ懸念が高まる中、米国では住宅市場の調整の強まりなどを受けて景気の停滞が続き、欧州においても景気回復が緩やかになる一方で、アジアでは総じて高成長が続きました。わが国におきましては、エネルギー・原材料価格の上昇や米国向け輸出の鈍化などから、景気の減速感が強まりました。

金融資本市場におきましては、国内では政策金利が据え置かれ、短期市場金利である無担保コールレート(オーバーナイト物)はほぼ横ばいで推移しました。一方、長期市場金利である新発10年物国債の流通利回りは、インフレ懸念を映じて期初に比べて大きく上昇しました。円の対米ドル相場は円安方向に推移し、日経平均株価は前年度末に比べて上昇しました。

こうした中、金融界におきましては、６月に、わが国金融・資本市場の競争力強化に向けて、銀行・証券会社間のファイアーウォール規制の見直しなどを盛り込んだ、金融商品取引法等の一部を改正する法律が成立しました。

(2) 経営成績の分析

当第１四半期の連結粗利益は、4,719億円と前年同期比92億円の減益となりました。これは株式会社三井住友銀行において、国際業務部門での貸出金残高の増加や利鞘の改善等により、資金利益が前年同期比172億円増益となる一方、市場金利の上昇を受け債券ポートフォリオのポジション圧縮を行ったことから、国債等債券損益が前年同期比266億円悪化の302億円の損失となったことが主因であります。

営業経費につきましては、成長事業領域強化のためのシステム投資やお客様の利便性向上を目的とした拠点・施設拡充のための投資を行ったこと等を主因に、前年同期比351億円増加の2,751億円となりました。

与信関係費用は、株式会社三井住友銀行における債務者の業況悪化による償却・引当費用の増加や、前年同期に生じた貸倒引当金の引当率低下に伴う取崩しがないこと等を主因として、前年同期比599億円増加の1,139億円となりました。

以上の結果、連結経常利益は前年同期比1,213億円減益の736億円、特別損益や法人税等調整額等を勘案した連結四半期純利益は前年同期比615億円減益の580億円となりました。

なお、サブプライムローン関連の証券化商品等につきましては42億円の損失処理を行いました。その結果、当第１四半期連結会計期間末時点におけるサブプライムローン関連の証券化商品等の残高は、償却・引当控除後で30億円であります。この他、サブプライムローン関連以外の証券化商品等について43億円の損失処理を、またモノライン保険会社との取引について15億円の損失処理を行いました。

当第１四半期連結会計期間における主な項目の分析は、以下のとおりであります。

なお、前第１四半期連結会計期間につきましては、監査法人のレビューを受けておりません。

（金額単位　億円）

		前第１四半期連結会計期間（参考）	当第１四半期連結会計期間	前第１四半期連結会計期間比（参考）
連結粗利益		4,812	4,719	△92
資金運用収支		2,944	3,301	356
信託報酬		7	5	△1
役務取引等収支		1,413	1,346	△67
特定取引収支		△459	△851	△391
その他業務収支		906	917	11
営業経費		2,399	2,751	351
不良債権処理額	①	541	1,142	600
貸出金償却		103	325	222
個別貸倒引当金繰入額		439	762	323
一般貸倒引当金繰入額		△6	11	18
その他		6	43	37
株式等損益		60	△50	△111
持分法による投資損益		52	14	△37
その他		△33	△53	△19
経常利益		1,950	736	△1,213
特別損益		△8	9	17
うち減損損失		8	7	△1
うち償却債権取立益	②	1	3	1
税金等調整前四半期純利益		1,942	745	△1,196
法人税、住民税及び事業税		221	232	11
法人税等調整額		326	△277	△603
少数株主利益		197	209	12
四半期純利益		1,196	580	△615

（注）連結粗利益＝（資金運用収益－資金調達費用）＋信託報酬＋（役務取引等収益－役務取引等費用）＋（特定取引収益－特定取引費用）＋（その他業務収益－その他業務費用）

与信関係費用（＝①－②）	540	1,139	599

① 事業の種類別収支

当第１四半期連結会計期間の資金運用収支は3,301億円、信託報酬は５億円、役務取引等収支は1,346億円、特定取引収支は△851億円、その他業務収支は917億円となりました。

事業の種類別セグメント別に見ますと、銀行業セグメントの資金運用収支は2,886億円、信託報酬は５億円、役務取引等収支は830億円、特定取引収支は△875億円、その他業務収支は819億円となりました。

リース業セグメントの資金運用収支は135億円、信託報酬は０億円、役務取引等収支は５億円、その他業務収支は92億円となりました。

その他事業セグメントの資金運用収支は481億円、役務取引等収支は570億円、特定取引収支は23億円、その他業務収支は313億円となりました。

種類	期別	銀行業	リース業	その他事業	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
資金運用収支	前第１四半期連結会計期間	―	―	―	―	―
	当第１四半期連結会計期間	288,603	13,503	48,167	△ 20,120	330,152
うち資金運用収益	前第１四半期連結会計期間	―	―	―	―	―
	当第１四半期連結会計期間	518,892	19,872	62,530	△ 53,996	547,299
うち資金調達費用	前第１四半期連結会計期間	―	―	―	―	―
	当第１四半期連結会計期間	230,289	6,369	14,363	△ 33,875	217,147
信託報酬	前第１四半期連結会計期間	―	―	―	―	―
	当第１四半期連結会計期間	555	10	―	―	565
役務取引等収支	前第１四半期連結会計期間	―	―	―	―	―
	当第１四半期連結会計期間	83,088	568	57,097	△ 6,085	134,668
うち役務取引等収益	前第１四半期連結会計期間	―	―	―	―	―
	当第１四半期連結会計期間	113,876	611	61,702	△ 10,930	165,259
うち役務取引等費用	前第１四半期連結会計期間	―	―	―	―	―
	当第１四半期連結会計期間	30,788	43	4,604	△ 4,845	30,591
特定取引収支	前第１四半期連結会計期間	―	―	―	―	―
	当第１四半期連結会計期間	△ 87,503	―	2,327	―	△ 85,176
うち特定取引収益	前第１四半期連結会計期間	―	―	―	―	―
	当第１四半期連結会計期間	14,192	―	14,456	△ 21,904	6,744
うち特定取引費用	前第１四半期連結会計期間	―	―	―	―	―
	当第１四半期連結会計期間	101,696	―	12,129	△ 21,904	91,921
その他業務収支	前第１四半期連結会計期間	―	―	―	―	―
	当第１四半期連結会計期間	81,979	9,243	31,330	△ 30,777	91,774
うちその他業務収益	前第１四半期連結会計期間	―	―	―	―	―
	当第１四半期連結会計期間	127,751	69,214	57,736	△ 31,603	223,099
うちその他業務費用	前第１四半期連結会計期間	―	―	―	―	―
	当第１四半期連結会計期間	45,772	59,971	26,406	△ 825	131,324

(注) 1　事業区分は内部管理上採用している区分によっております。
2　各事業の主な内容
(1) 銀行業…………銀行業
(2) リース業………リース業
(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、
システム開発・情報処理業
3　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託運用見合費用(当第1四半期連結会計期間7百万円)を資金調達費用から控除して表示しております。
4　セグメント間の内部取引は、「消去又は全社(△)」欄に表示しております。

② 国内・海外別収支

当第１四半期連結会計期間の資金運用収支は3,301億円、信託報酬は５億円、役務取引等収支は1,346億円、特定取引収支は△851億円、その他業務収支は917億円となりました。

国内・海外別に見ますと、国内の資金運用収支は2,685億円、信託報酬は５億円、役務取引等収支は1,160億円、特定取引収支は△824億円、その他業務収支は1,029億円となりました。

海外の資金運用収支は658億円、役務取引等収支は186億円、特定取引収支は△26億円、その他業務収支は△112億円となりました。

種類	期別	国内	海外	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
資金運用収支	前第１四半期連結会計期間	―	―	―	―
	当第１四半期連結会計期間	268,526	65,815	△ 4,188	330,152
うち資金運用収益	前第１四半期連結会計期間	―	―	―	―
	当第１四半期連結会計期間	394,305	172,225	△ 19,231	547,299
うち資金調達費用	前第１四半期連結会計期間	―	―	―	―
	当第１四半期連結会計期間	125,779	106,410	△ 15,042	217,147
信託報酬	前第１四半期連結会計期間	―	―	―	―
	当第１四半期連結会計期間	565	―	―	565
役務取引等収支	前第１四半期連結会計期間	―	―	―	―
	当第１四半期連結会計期間	116,082	18,660	△ 74	134,668
うち役務取引等収益	前第１四半期連結会計期間	―	―	―	―
	当第１四半期連結会計期間	144,556	20,903	△ 200	165,259
うち役務取引等費用	前第１四半期連結会計期間	―	―	―	―
	当第１四半期連結会計期間	28,473	2,243	△ 125	30,591
特定取引収支	前第１四半期連結会計期間	―	―	―	―
	当第１四半期連結会計期間	△ 82,496	△ 2,679	―	△ 85,176
うち特定取引収益	前第１四半期連結会計期間	―	―	―	―
	当第１四半期連結会計期間	18,922	9,726	△ 21,904	6,744
うち特定取引費用	前第１四半期連結会計期間	―	―	―	―
	当第１四半期連結会計期間	101,419	12,405	△ 21,904	91,921
その他業務収支	前第１四半期連結会計期間	―	―	―	―
	当第１四半期連結会計期間	102,996	△ 11,291	70	91,774
うちその他業務収益	前第１四半期連結会計期間	―	―	―	―
	当第１四半期連結会計期間	214,399	8,727	△ 27	223,099
うちその他業務費用	前第１四半期連結会計期間	―	―	―	―
	当第１四半期連結会計期間	111,403	20,019	△ 98	131,324

(注) 1　「国内」とは、当社、国内銀行連結子会社(海外店を除く。)及びその他の国内連結子会社であります。
2　「海外」とは、国内銀行連結子会社の海外店及び在外連結子会社であります。
3　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託運用見合費用(当第１四半期連結会計期間７百万円)を資金調達費用から控除して表示しております。
4　「国内」、「海外」間の内部取引は、「消去又は全社(△)」欄に表示しております。

(3) 財政状態の分析

① 貸出金

貸出金は、株式会社三井住友銀行において、海外で高格付け企業への貸出を積極的に行ったこと等により、前連結会計年度末比２兆359億円増加して64兆1,807億円となりました。

（金額単位　億円）

	前連結会計年度	当第１四半期 連結会計期間	前連結会計年度比
貸出金残高(末残)	621,448	641,807	20,359
うちリスク管理債権	10,927	11,765	838
うち住宅ローン（注）	152,277	153,290	1,013

（注）当社国内銀行子会社の単体計数を単純合算して表示しております。

［ご参考］国内・海外別及び事業の種類別貸出金残高の状況

○業種別貸出状況（残高・構成比）

業種別	平成20年３月31日現在					平成20年６月30日現在				
	銀行業 (百万円)	リース業 (百万円)	その他事業 (百万円)	合計 (百万円)	構成比 (%)	銀行業 (百万円)	リース業 (百万円)	その他事業 (百万円)	合計 (百万円)	構成比 (%)
国内 (除く特別国際金融取引勘定分)	52,008,651	30,733	648,056	52,687,441	100.00	52,585,693	6,413	654,280	53,246,388	100.00
製造業	5,644,211	23,892	27,447	5,695,551	10.81	6,078,772	—	46,116	6,124,889	11.50
農業、林業、漁業及び鉱業	145,608	—	636	146,244	0.28	126,214	—	466	126,681	0.24
建設業	1,355,919	—	4,483	1,360,402	2.58	1,265,909	—	4,306	1,270,216	2.39
運輸、情報通信、公益事業	3,052,541	3,024	6,226	3,061,792	5.81	3,065,770	3,024	6,113	3,074,907	5.78
卸売・小売業	5,316,365	3,817	23,541	5,343,724	10.14	5,261,249	3,389	27,584	5,292,223	9.94
金融・保険業	4,461,829	—	7,938	4,469,767	8.48	4,589,292	—	7,869	4,597,161	8.63
不動産業	7,592,786	—	198,183	7,790,969	14.79	7,609,014	—	188,771	7,797,785	14.65
各種サービス業	5,846,274	—	77,816	5,924,091	11.24	5,759,265	—	73,717	5,832,983	10.95
地方公共団体	846,982	—	—	846,982	1.61	794,435	—	—	794,435	1.49
その他	17,746,131	—	301,782	18,047,914	34.26	18,035,770	—	299,334	18,335,104	34.43
海外及び特別国際金融取引勘定分	9,159,289	97,392	200,751	9,457,433	100.00	10,768,103	30,627	135,669	10,934,400	100.00
政府等	32,848	—	—	32,848	0.35	30,760	—	—	30,760	0.28
金融機関	620,995	—	389	621,385	6.57	824,170	—	413	824,583	7.54
商工業	7,575,601	92,291	195,071	7,862,965	83.14	8,854,794	29,555	134,792	9,019,142	82.49
その他	929,843	5,100	5,289	940,234	9.94	1,058,378	1,072	464	1,059,914	9.69
合計	61,167,940	128,126	848,807	62,144,874	—	63,353,796	37,041	789,950	64,180,788	—

（注）１　事業区分は内部管理上採用している区分によっております。

２　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

３　「国内」とは、当社、国内銀行連結子会社(海外店を除く。)及びその他の国内連結子会社であります。

４　「海外」とは、国内銀行連結子会社の海外店及び在外連結子会社であります。

［ご参考］金融再生法開示債権の状況（株式会社三井住友銀行単体）

株式会社三井住友銀行単体の金融再生法開示債権は、前連結会計年度末比757億円増加して8,796億円となりました。

これは、一部の債務者の業況悪化による貸出債権の劣化等によるものであります。債権区分別では、破産更生債権及びこれらに準ずる債権が92億円増加して1,270億円、危険債権が754億円増加して4,774億円、要管理債権が89億円減少して2,752億円となりました。

なお、不良債権比率は1.30％と引き続き低水準を維持しております。

（金額単位　億円）

	平成20年3月末	平成20年6月末	平成20年3月末比
破産更生債権及びこれらに準ずる債権	1,178	1,270	92
危険債権	4,020	4,774	754
要管理債権	2,841	2,752	△89
合計　①	8,039	8,796	757
正常債権	639,282	665,382	26,100
総計　②	647,321	674,178	26,857
不良債権比率　(＝①／②)	1.24％	1.30％	0.06％
直接減額実施額	3,338	3,862	524

②　有価証券

有価証券は、金利動向を踏まえたオペレーションにより、短期国債を中心に国債の残高が増加したこと等から、前連結会計年度末比１兆8,579億円増加して25兆3,754億円となりました。

（金額単位　億円）

	前連結会計年度	当第１四半期連結会計期間	前連結会計年度比
有価証券	235,175	253,754	18,579
国債	93,399	112,790	19,390
地方債	4,392	4,351	△41
社債	38,807	38,302	△505
株式	37,497	41,066	3,568
うち時価のあるもの	30,388	33,977	3,589
その他の証券	61,077	57,243	△3,833

（注）「その他の証券」には、外国債券及び外国株式を含んでおります。

［ご参考］有価証券等の評価損益（株式会社三井住友銀行単体）

（金額単位　億円）

	平成20年3月末	平成20年6月末	平成20年3月末比
満期保有目的の債券	170	△16	△186
子会社・関連会社株式	10	126	116
その他有価証券	7,557	9,285	1,728
うち株式	9,363	12,634	3,271
うち債券	△1,295	△2,050	△755
その他の金銭の信託	△0	△0	△0
合計	7,738	9,395	1,657

③　繰延税金資産

繰延税金資産の計上は、財務の健全性確保の観点から引き続き保守的に行っておりますが、残高は、前連結会計年度末比58億円増加して9,913億円となりました。

（金額単位　億円）

	前連結会計年度	当第１四半期連結会計期間	前連結会計年度比
繰延税金資産	9,855	9,913	58
繰延税金負債	520	323	△197

④　預金

預金は、前連結会計年度末比３兆4,034億円増加して76兆941億円となりました。

（金額単位　億円）

	前連結会計年度	当第１四半期連結会計期間	前連結会計年度比
預金	726,906	760,941	34,034
国内	668,476	682,579	14,102
海外	58,429	78,361	19,932

⑤　純資産の部

純資産の部合計は、５兆2,854億円となりました。

このうち株主資本は、３兆905億円となりました。内訳は、資本金１兆4,208億円、資本剰余金578億円、利益剰余金１兆7,360億円、自己株式△1,241億円となっております。

また、評価・換算差額等合計は、5,185億円となりました。内訳は、その他有価証券評価差額金6,688億円、繰延ヘッジ損益△1,064億円、土地再評価差額金350億円、為替換算調整勘定△789億円となっております。

2　キャッシュ・フローの状況

当第１四半期連結会計期間のキャッシュ・フローは、資金の運用・調達や貸出金・預金の増減等の「営業活動によるキャッシュ・フロー」は＋1,086億円、有価証券の取得・売却や有形固定資産の取得・売却等の「投資活動によるキャッシュ・フロー」は△１兆5,883億円、劣後調達等の「財務活動によるキャッシュ・フロー」は△568億円となりました。

その結果、当第１四半期連結会計期間末の現金及び現金同等物の残高は１兆2,067億円となりました。

3　対処すべき課題、研究開発活動

サブプライムローン問題に端を発する金融市場の混乱に加え、国内外で景気の減速懸念が高まる中、当社グループは、平成20年度を、「不透明・不確実な環境変化に適切に対応しつつ、中期経営計画の実現に向け着実に前進する年」と位置付け、引き続き、当社グループの持ち味である「先進性」、「スピード」、「提案・解決力」を活かし、中期経営計画で掲げた「成長事業領域の重点的強化」及び「持続的成長に向けた企業基盤の整備」の２点に取り組んでまいります。

(1) 対処すべき課題

① 成長事業領域の重点的強化

（個人向け金融コンサルティングビジネス、支払・決済・コンシューマーファイナンス）

個人のお客さまにつきましては、まず、株式会社三井住友銀行における金融コンサルティングビジネスの一段の高度化を進めてまいります。具体的には、昨年12月に銀行等による保険販売が全面解禁されたことを受けて取扱いを開始した終身、定期、医療等の６種類の保険商品、投資信託、個人年金保険、SMBCフレンド証券株式会社が提供する投資一任契約に基づく資産運用サービス等の商品ラインアップの一層の充実を図り、引き続き、お客さまの多様化するニーズにお応えしてまいります。また、コンサルタントの増員、研修等を通じたコンサルタントのスキル向上に努めると共に、支店、SMBCコンサルティングプラザ及びSMBCコンサルティングオフィスといった多様な形態の店舗を積極的に展開してまいります。

次に、クレジットカード事業につきましては、本年２月に策定した当社グループの今後のクレジットカード事業戦略に基づき、来年４月を目途に、株式会社セントラルファイナンス、株式会社オーエムシーカード及び株式会社クオークの合併を計画しております。当社グループでは、今後、合併新会社と三井住友カード株式会社を軸に、グループトータルでのスケールメリットの追求及び提携各社の強みを活かしたトップラインシナジーの極大化を通じて、「本邦ナンバーワンのクレジットカード事業体」の実現を目指してまいります。加えて、プロミス株式会社との協働事業につきましても、引き続き、ローン契約機の増設等を通じて推進し、お客さまのライフスタイルに応じた健全なファイナンスニーズにお応えしてまいります。

(法人向けソリューションビジネス、投資銀行・信託業務)

法人のお客さまにつきましては、引き続き、お客さまの多様なニーズに的確に応える質の高いソリューション提供に取り組んでまいります。具体的には、株式会社三井住友銀行におきまして、シンジケート・ローン、ストラクチャード・ファイナンス等の多様な資金調達手法や、Ｍ＆Ａを通じた事業拡大・再編のご提案など、お客さまの経営課題に対するソリューション提供を、法人営業部等の営業拠点とコーポレート・アドバイザリー本部との協働や、大和証券エスエムビーシー株式会社との連携を通じて推進してまいります。また、営業拠点とプライベート・アドバイザリー本部との協働を通じて、事業承継、職域取引等の個人と法人のお客さまのニーズが重なる分野を強化いたしますと共に、本年４月に新設いたしましたグローバル・アドバイザリー部を通じて、国内外の拠点の連携を推進し、お客さまの海外進出や海外における事業展開等に対するソリューション提供を一段と強化してまいります。加えて、成長企業育成ビジネス、公共法人・地域金融機関取引、環境ビジネスといった成長分野における取組みにつきましても引き続き推進してまいります。

リース事業におきましては、当社グループと住友商事グループとの戦略的提携に基づき、昨年10月、三井住友銀リース株式会社と住商リース株式会社が合併し、三井住友ファイナンス＆リース株式会社が発足いたしました。今後、銀行系リースと商社系リースのノウハウを結集し、取扱商品の多様化、差別化を推進することにより、お客さまにとって、より付加価値の高い商品・サービスを提供してまいります。また、株式会社日本総研ソリューションズによるシステム構築・運用やＩＴ・セキュリティ関連コンサルティング業務等、グループ一体となったソリューション提供につきましても更に進めてまいります。

(グローバルマーケットにおける特定分野)

重要市場と位置付けているアジア地域におきましては、本年４月に株式会社三井住友銀行にアジア・大洋州本部を設置し、より地域に密着した機動的な業務運営を進めてまいります。

また、昨年来推進しておりますベトナムイグジムバンクとの資本・業務提携や第一商業銀行(台湾)などアジア各国の地場銀行との戦略的提携を梃子に、アジア地域における事業を一段と強化してまいります。

更に、本年６月、株式会社三井住友銀行は、英国の大手金融機関であるバークレーズ・ピーエルシーと、同社に対して約５億ポンドの出資を行うこと、及び、今回の出資を機に業務協働することについて合意いたしました。協働の具体的な内容につきましては、今後検討してまいります。

加えて、中東等の成長市場における拠点の増強や、プロジェクトファイナンス、船舶ファイナンスといった株式会社三井住友銀行が強みを持つ特定プロダクツの強化につきましても、引き続き進めてまいります。

(自己勘定投資、アセット回転型ビジネス)

メザニン、エクイティやファンド投資等の自己勘定投資や、貸出等を通じて引き受けたリスクの加工及び投資家に対する販売を行うアセット回転型ビジネスについては、環境変化に対し柔軟かつ機敏に対応できる体制を構築し、ビジネス機会を適切に捕捉してまいります。

② 持続的成長に向けた企業基盤の整備

当社グループは、持続的成長を支える企業基盤の整備を一段と進めてまいります。

コンプライアンスにつきましては、引き続き、国内外を問わず、法令等の遵守を徹底し、磐石の体制を構築してまいります。また、ＣＳ・品質の向上につきましても、今後とも、お客さまのご意見・ご要望を活かす体制をより強化してまいります。

リスク管理につきましては、平成18年度末に導入したバーゼルⅡ(新ＢＩＳ規制)への対応を着実に進め、一段と高度化してまいりますとともに、株式会社三井住友銀行におきましては、本年４月に設置した与信モニタリング室を通じて、法人営業拠点に対する支援・指導を実施する等、与信管理体制の一段の強化を図ってまいります。

人材マネジメントにつきましても、意欲を持った従業員による、より上位の職務へのチャレンジや担当職務の拡大を通じて、お客さまにより質の高いサービスを提供できる体制を築いてまいります。

また、当社は、「最高の信頼を得られ世界に通じる金融グループ」を目指し、ニューヨーク証券取引所への上場を検討してまいります。

なお、当社は、中期経営計画に基づき、株主の皆さまへの利益還元を強化する観点から、平成20年度の普通株式１株当たりの配当金を、前年度実績対比で2,000円増加の14,000円（うち、7,000円は中間配当金）とする予定です。今後も、中期経営計画の着実な進捗に合わせて、株主還元の一層の充実を積極的に検討してまいります。

当社グループは、今年度、これらの取り組みを通じて中期経営計画達成への歩を進めてまいりますと共に、お客さま、株主・市場、社会からのご評価を更に高めてまいりたいと考えております。

(2) 研究開発活動

当第１四半期連結会計期間の研究開発活動につきましては、当社では行っておりませんが、その他事業(システム開発・情報処理業)を行う子会社において、業務システムに関する研究開発を行いました。なお、研究開発費の金額は19百万円であります。

第３　【設備の状況】

(1) 【主要な設備の状況】

当第１四半期連結会計期間において、主要な設備に重要な異動はありません。

(2) 【設備の新設、除却等の計画】

当第１四半期連結会計期間において、前連結会計年度末に計画した重要な設備の新設、除却等について、重要な変更はありません。

また、当第１四半期連結会計期間中に新たに確定した計画について、記載すべき重要なものはありません。

第４ 【提出会社の状況】

１ 【株式等の状況】

(1) 【株式の総数等】

① 【株式の総数】

種類	発行可能株式総数(株)
普通株式	15,000,000
第四種優先株式	50,100
第五種優先株式	167,000
第六種優先株式	70,001
第七種優先株式	167,000
第八種優先株式	115,000
第九種優先株式	115,000
計	15,684,101

(注) 「株式等の取引に係る決済の合理化を図るための社債等の振替に関する法律等の一部を改正する法律」（平成16年６月９日法律第88号。以下、「決済合理化法」という。）の施行による株式への振替制度の適用に伴い、この制度の取扱対象外とされている端株の整理を行うため、「決済合理化法」の施行日の前日を効力が生ずる日として、平成20年６月27日開催の定時株主総会及び各種類株式に係る種類株主総会において、定款の一部を変更しております。効力発生日の当社の普通株式の発行可能種類株式総数は1,500,000,000株、発行可能株式総数は1,500,684,101株となります。

②【発行済株式】

種類	第１四半期会計期間末現在発行数(株)(平成20年６月30日)	提出日現在発行数(株)(平成20年８月14日)	上場金融商品取引所名又は登録認可金融商品取引業協会名	内容
普通株式	7,890,804.77	同左	東京証券取引所(市場第一部) 大阪証券取引所(市場第一部) 名古屋証券取引所(市場第一部)	完全議決権株式であり、権利内容に何ら限定のない当社における標準となる株式(注)１
第１回第四種優先株式	4,175	同左	―	(注)１，２，４
第２回第四種優先株式	4,175	同左	―	(注)１，２，４
第３回第四種優先株式	4,175	同左	―	(注)１，２，４
第４回第四種優先株式	4,175	同左	―	(注)１，２，４
第９回第四種優先株式	4,175	同左	―	(注)１，２，４
第10回第四種優先株式	4,175	同左	―	(注)１，２，４
第11回第四種優先株式	4,175	同左	―	(注)１，２，４
第12回第四種優先株式	4,175	同左	―	(注)１，２，４
第１回第六種優先株式	70,001	同左	―	(注)３
計	7,994,205.77	同左	―	―

(注) 1　提出日現在の発行数には、平成20年８月１日からこの四半期報告書を提出する日までの優先株式に係る取得請求権の行使による株式数の増減及び新株予約権の行使により発行された株式数は含まれておりません。

2　第１回第四種優先株式、第２回第四種優先株式、第３回第四種優先株式、第４回第四種優先株式、第９回第四種優先株式、第10回第四種優先株式、第11回第四種優先株式、第12回第四種優先株式(以下、第１回から第４回及び第９回から第12回までの各回の第四種優先株式をそれぞれ「各回第四種優先株式」という)の主な内容は次のとおりであります。

(1) 優先配当金

① 当会社は、剰余金の配当を行うときは、各回第四種優先株式を有する株主(以下「各回第四種優先株主」という)または各回第四種優先株式の登録株式質権者(以下「各回第四種優先登録株式質権者」という)に対し、普通株主または普通登録株式質権者に先立ち、各回第四種優先株式１株につき135,000円の金銭による剰余金の配当(かかる配当により支払われる金銭を、以下「優先配当金」という)を行う。ただし、当該事業年度において下記(2)に定める優先中間配当金を支払ったときは、当該優先中間配当金の額を控除した額を支払うものとする。

② ある事業年度において、各回第四種優先株主または各回第四種優先登録株式質権者に対して行う金銭による剰余金の配当の額が優先配当金の額に満たないときは、その不足額は、翌事業年度以降に累積しない。

③ 各回第四種優先株主または各回第四種優先登録株式質権者に対しては、優先配当金の額を超えて配当は行わない。

(2) 優先中間配当金

当会社は、中間配当を行うときは、各回第四種優先株主または各回第四種優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、各回第四種優先株式１株につき67,500円を支払う。

(3) 残余財産の分配

① 当会社は、残余財産を分配するときは、各回第四種優先株主または各回第四種優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、各回第四種優先株式１株につき3,000,000円を支払う。

② 各回第四種優先株主または各回第四種優先登録株式質権者に対しては、上記3,000,000円のほか、残余財産の分配は行わない。

(4) 議決権

各回第四種優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

(5) 株式の併合または分割、募集株式の割当てを受ける権利等

① 当会社は、法令に定める場合を除き、各回第四種優先株式について株式の併合または分割は行わない。

② 当会社は、各回第四種優先株主に対し、募集株式または募集新株予約権の割当てを受ける権利を与えない。

③ 当会社は、各回第四種優先株主に対し、株式または新株予約権の無償割当ては行わない。

(6) 取得請求

各回第四種優先株主は、普通株式の交付と引換えに各回第四種優先株式の取得を請求することができる。

① 取得請求期間

平成15年２月８日から平成40年２月７日まで。

② 取得の条件

ア. 取得請求権行使価額

取得請求権行使価額は318,800円とする。

イ. 取得請求権行使価額の修正

各回第四種優先株主が当会社に対し各回第四種優先株式の取得を請求した日(以下「修正日」という)において、取得請求権行使価額は、(ⅰ)修正日の前日において有効な取得請求権行使価額、または、(ⅱ)修正日に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)相当額(10円の位まで算出し、その10円の位を四捨五入する)のいずれか小さい金額に修正される(以下「修正後取得請求権行使価額」という)。ただし、修正後取得請求権行使価額が105,100円(ただし、下記ウ.により調整される)(以下「下限取得請求権行使価額」という)を下回る場合には、下限取得請求権行使価額をもって修正後取得請求権行使価額とする。なお、修正日に先立つ45取引日目から修正日までの間に下記ウ.により取得請求権行使価額を調整すべき事由が生じた場合には、修正後取得請求権行使価額はウ.に準じて調整される。なお、修正後取得請求権行使価額は、修正日に取得請求がなされた当該各回第四種優先株式についてのみ適用される。

ウ. 取得請求権行使価額の調整

(ア)各回第四種優先株式発行後、次の(ⅰ)から(ⅴ)までのいずれかに該当する場合には、取得請求権行使価額は、下記に定める各々該当する算式(以下「取得請求権行使価額調整式」といい、取得請求権行使価額調整式により調整された取得請求権行使価額を、以下、「調整後取得請求権行使価額」という)により調整される。

(Ⅰ)下記(ⅰ)ないし(ⅲ)に該当する場合、取得請求権行使価額調整式は、以下のとおりとする。

$$\text{調整後取得請求権行使価額} = \text{調整前取得請求権行使価額} \times \frac{\text{既発行普通株式数} + \dfrac{\text{新たに発行もしくは処分された普通株式数または転換型証券(下記(ⅲ)に定義される)もしくは新株予約権(下記(ⅲ)に定義される)に関する計算の場合は、取得請求権の行使もしくは取得条項の定める事由の発生または新株予約権の行使により交付され得る普通株式数} \times \text{普通株式1株あたりの払込金額(新株予約権の行使に際して出資される財産の価額を含む)}}{\text{時価}}}{\text{既発行普通株式数} + \text{新たに発行もしくは処分された普通株式数または転換型証券(下記(ⅲ)に定義される)もしくは新株予約権(下記(ⅲ)に定義される)に関する計算の場合は、取得請求権の行使もしくは取得条項の定める事由の発生または新株予約権の行使により交付され得る普通株式数}}$$

(Ⅱ)下記(ⅳ)に該当する場合、取得請求権行使価額調整式は、以下のとおりとする。

$$\text{調整後取得請求権行使価額} = \text{調整前取得請求権行使価額} \times \frac{\text{時価} - \text{普通株式1株につき割り当てられた特別現金配当(下記(ⅳ)に定義される)または債務証書もしくは資産の分配に関する基準日(権利を有する株主を確定するために定められた日を以下「基準日」という)(下記(ⅳ)に定義される)における適正市場価格(*)}}{\text{時価}}$$

(*)かかる適正市場価格に関しては、当会社の取締役会(以下「取締役会」という)が適切と判断する独立の第三者(証券会社、銀行等)に評価させるものとする。

(Ⅲ)下記(ⅴ)に該当する場合、取得請求権行使価額調整式は、以下のとおりとする。

$$\text{調整後取得請求権行使価額} = \text{調整前取得請求権行使価額} \times \frac{\text{時価} \times \text{既発行普通株式数} - \text{下記(ⅴ)に従って、取得される普通株式(または、転換型証券もしくは新株予約権)の総数につき、当会社が支払うべき対価の総額}}{\text{時価} \times \left(\text{既発行普通株式数} - \text{下記(ⅴ)において、取得される普通株式数(または、転換型証券もしくは新株予約権の場合は、取得請求権の行使もしくは取得条項に定める事由の発生または新株予約権の行使により交付される普通株式数)}\right)}$$

なお、上記取得請求権行使価額調整式中の、「時価×既発行普通株式数－(下記(ⅴ)に従って、取得される普通株式(または、転換型証券もしくは新株予約権)の総数につき、当会社が支払うべき対価の総額)」の値が1未満になる場合は、かかる値は1として計算されるものとする。

調整後取得請求権行使価額は10円の位まで算出し、その10円の位を四捨五入する。

(ⅰ)当会社が、取得請求権行使価額調整式で使用する時価を下回る払込金額をもって普通株式を発行または処分する場合(新株予約権の行使または転換型証券にかかる取得請求権の行使もしくは取得条項に定める事由の発生による普通株式の交付の場合を除く)

取得請求権行使価額は、上記(Ⅰ)に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整されるものとし、基準日を設けて株主に当該普通株式の割当てを受ける権利が付与されるときは、その基準日の翌日を、それ以外のときは当該普通株式の払込の日の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。

(ⅱ)株式の分割または無償割当てにより普通株式を発行または処分する場合

取得請求権行使価額は、上記(Ⅰ)に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整されるものとし、株式の分割または無償割当てのための基準日(ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日)の翌日をかかる調整後取得請求権行使価額の適用開始日とする。

ただし、剰余金の額を減少して、資本金の額を増加することを条件としてその部分をもって株式の分割または無償割当てにより普通株式を発行または処分する旨取締役会で決議する場合において、当該資本金の額の増加の決議をする株主総会の日よりも前を株式の分割または無償割当てのための基準日(ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日)とする場合には、当該株主総会の終結の日の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。

(ⅲ)取得請求権行使価額調整式で使用する時価を下回る価額をもって当会社の普通株式の交付と引換えに当会社に当該証券の取得を請求する権利もしくは当会社が当該証券を取得することができる旨の条項が付された証券(当該各回第四種優先株式と同時に発行される他の各回第四種優先株式を除く。以下「転換型証券」という)または当会社に普通株式の交付を請求することができる権利(当会社の発行する社債に付された新株予約権を含む)(以下「新株予約権」という)を発行する場合

取得請求権行使価額は、上記(Ⅰ)に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整されるものとし、基準日を設けて株主に転換型証券または新株予約権の割当てを受ける権利が付与されるときは、その基準日の翌日を、それ以外のときは当該転換型証券の払込の日または新株予約権の割当日(ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日)の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。当該転換型証券または新株予約権を発行する場合、調整後取得請求権行使価額の適用開始日の前日に、発行される転換型証券の全額が普通株式の交付と引換えに取得されたものとみなし、または発行されるすべての新株予約権が行使されたものとみなし、調整後取得請求権行使価額を算出するものとする。ただし、当該発行される転換型証券の取得請求権行使価額もしくは取得価額または新株予約権の行使価額がかかる転換型証券の払込の日または新株予約権の割当日(ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日)において確定しない場合で、かつ、かかる転換型証券または新株予約権についての1株あたりの当初の取得請求権行使価額、取得価額または行使価額の最低価額が定められていない場合には、かかる転換型証券の取得請求権行使価額もしくは取得価額または新株予約権の行使価額が確定した日の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。また、当該発行される転換型証券の取得請求権行使価額もしくは取得価額または新株予約権の行使価額がかかる転換型証券の払込の日または新株予約権の割当日(ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日)において確定しない場合で、かつ、かかる転換型証券または新株予約権についての1株あたりの当初の取得請求権行使価額、取得価額または行使価額の最低価額が定められている場合は、株主に転換型証券または新株予約権の割当てを受ける権利が付与されるときはその割当日の翌日を、それ以外のときは当該転換型証券の払込の日または新株予約権の割当日(ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日)の翌日を、かかる調整後取得請求権行使価額の適用開始日とするが、転換型証券または新株予約権は、1株あたりの当初の取得請求権行使価額、取得価額または行使価額の最低価額(ただし、希薄化防止のための調整は考慮しないものとする)により、かかる取得請求権の行使もしくは取得条項に定める事由の発生または新株予約権の行使により交付されうる最大数の普通株式が交付されたものとみなされる。その後、かかる転換型証券の取得請求権の行使もしくは取得条項に定める事由の発生または新株予約権の行使により交付されうる最大の普通株式数、または取得請求権行使価額、取得価額もしくは行使価額の最低価額について変更(かかる転換型証券または新株予約権の希薄化防止条項に基づく変更を含むが、これに限定されない)が生じた場合には、調整後取得請求権行使価額は、各回第四種優先株式の取得請求権行使の直前において、当該変更を反映させるべく再計算されるものとする(ただし、調整後取得請求権行使価額が、これらの転換型証券または新株予約権の発行またはみなし発行により本(ⅲ)に基づき行われた調整ないし再計算の結果、従前に減少したことがない限りは調整後取得請求権行使価額の増加を行うことができず、従前に減少したことがある場合は、かかる減少のうちいかなる減少の額をも超えて調整後取得請求権行使価額の増加を行うことができないものとする)が、かかる転換型証券の取得請求権の行使もしくは取得条項に定める事由の発生または新株予約権の行使により、実際に普通株式が交付されたかまたは対価が支払われた場合には、かかる再計算は行わないものとする。また、その後、かかる転換型証券に係る取得請求権、取得条項に定める事由または新株予約権のいずれかが消滅した場合には、調整後取得請求権行使価額は、各回第四種優先株式の取得請求権行使の直前において、かかる転換型証券の取得請求権の行使、取得条項に定める事由の発生または新株予約権の行使により実際に交付された普通株式数のみを反映させるべく再計算されるものとする。

各回第四種優先株式の発行時において残存するすべての転換型証券および新株予約権は、各回第四種優先株式の発行日の翌日において発行されたものとみなされる。

(ⅳ)当会社が、普通株式を有するすべての株主に対して、特別現金配当または債務証書もしくは資産の分配(特別現金配当以外の金銭による剰余金の配当を除く)を行う場合

かかる配当または分配の際に適用される取得請求権行使価額は、上記(Ⅱ)に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整される。当会社がかかる特別現金配当または分配を行うたびごとに、取得請求権行使価額の調整は行われるものとし、当該特別現金配当については、対象となる事業年度(以下に定義する)の末日の翌日を、また、分配を受ける権利については、分配を受ける権利を有する株主を確定するために定められた基準日の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。

「特別現金配当」とは、当会社が対象となる事業年度中の日を基準日とする金銭による剰余金の配当の合計額に基づく配当利回り(以下に定義する)が、5％に直前の3事業年度の各事業年度中の日を基準日とする金銭による剰余金の配当の各合計額に基づく配当利回りの平均値を加えた値を超過する場合の金額とする。

「事業年度」とは、4月1日から翌年3月31日までの期間をいう。ただし、当会社が3月31日以外の日に終了するように事業年度を変更した場合、事業年度は、かかる変更に応じて変更されたものとみなされる。

「配当利回り」とは、下記の算式により求められる率とする。

$$\frac{\text{対象となる事業年度中の日を基準日とする金銭による剰余金の配当について、当会社が決定した普通株式1株あたりの金銭による剰余金の配当の合計額}}{\text{対象となる事業年度の東京証券取引所における普通株式の毎日(終値のない日を除く)の終値の平均値}} \times 100\%$$

(ⅴ)当会社が、普通株式の取得を、かかる取得日(以下「取得日」という)における普通株式1株あたりの時価を上回る1株あたりの価額をもって行う場合(当会社が会社法の規定に従い市場取引等により普通株式を取得する場合および端株買取請求権の行使に関連して普通株式を取得する場合を除く)、または、転換型証券もしくは普通株式の交付を受けることができる権利が付されたその他の証券の償還もしくはその他の事由による取得を、取得日における普通株式の1株あたりの時価を上回る普通株式1株あたりの対価をもって行う場合

かかる取得の際において適用される取得請求権行使価額は、上記(Ⅲ)に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整される。当会社が普通株式またはかかる証券を償還またはその他の事由により取得するたびごとに、取得請求権行使価額の調整は行われるものとし、取得日の翌日をかかる調整後取得請求権行使価額の適用開始日とする。

(イ)株式交換、株式移転、会社分割、合併、資本金の額の減少、普通株式の併合その他上記(ア)に該当しない希薄化事由により取得請求権行使価額の調整を必要とする場合には、上記 (ア)に準じて取締役会が適当と判断する価額に調整される。取締役会は、誠実にかつ合理的な方法により、かかる調整を決定する。

(ウ)取得請求権行使価額調整式で使用する「時価」は、調整後取得請求権行使価額の適用開始日(ただし、上記(ア)(ⅱ)ただし書きの場合には株式の分割または無償割当てのための基準日(ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日))に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)とする。平均値の計算は、10円の位まで算出し、その10円の位を四捨五入する。なお、調整後取得請求権行使価額の適用開始日に先立つ45取引日目から当該適用開始日までの間に上記(ア)により取得請求権行使価額を調整すべき事由が生じた場合には、調整後取得請求権行使価額は上記(ア)に準じて調整される。

(エ)取得請求権行使価額調整式で使用する「調整前取得請求権行使価額」は、調整後取得請求権行使価額の適用開始日の前日において有効な取得請求権行使価額とする。

(オ)取得請求権行使価額調整式で使用する「既発行普通株式数」は、権利を有する株主を確定するための基準日がある場合はその日、権利を有する株主を確定するための基準日がない場合は調整後取得請求権行使価額の適用開始日の1か月前の日における当会社の発行済普通株式数(ただし、普通株式に係る自己株式数を除く)とする。

(カ)取得請求権行使価額調整式で使用する「普通株式1株あたりの払込金額」は、それぞれ、上記(ア)(ⅰ)の場合には当該払込金額(金銭以外の財産による払込の場合には、取締役会が適切と判断する独立の第三者(証券会社、銀行等)により評価されたかかる払込の適正市場価格)、上記(ア)(ⅱ)の場合には0円、上記(ア)(ⅲ)の場合には普通株式1株あたりの当該取得請求権行使価額または普通株式1株あたりの新株予約権の払込金額および行使に際しての払込金額の合計額とする。

(キ)本ウ.(上記(ウ)を除く)において「普通株式」とは、普通株式、および(ⅰ)剰余金の配当または残余財産分配における優先権がなく、かつ(ⅱ)償還可能ではない株式が含まれるものとする。

エ.上記ウ.により取得請求権行使価額の調整を行う場合には、下限取得請求権行使価額についても、取得請求権行使価額調整式を、「取得請求権行使価額」を「下限取得請求権行使価額」に置き換えた上で適用して同様の調整を行い、上記ウ.(イ)により取得請求権行使価額の調整を行う場合には、下限取得請求権行使価額についても取締役会が適当と判断する価額に変更される。取締役会は、誠実にかつ合理的な方法により、かかる調整を決定する。下限取得請求権行使価額の調整は、上記ウ.(イ)に基づく取得請求権行使価額の調整と同時に有効になるものとする。

オ. 各回第四種優先株式の取得と引換えに交付すべき普通株式数
各回第四種優先株式の取得と引換えに交付すべき当会社の普通株式数は次のとおりとする。

$$\text{各回第四種優先株式の取得と引換えに交付すべき普通株式数} = \frac{\text{各回第四種優先株主が取得請求権行使のために提出した各回第四種優先株式の払込金額総額}}{\text{取得請求権行使価額}}$$

各回第四種優先株式の取得と引換えに交付すべき普通株式数の算出に当って１株に満たない端数は、会社法第167条第３項の規定によりこれを取り扱う。
なお、本オ. に従う限り、いかなる数の各回第四種優先株式を有していたとしても、その各回第四種優先株主１人が行う１回の取得請求により、普通株式１株に満たない部分は１つより多くは生じない。

カ. 各回第四種優先株式の取得と引換えに交付する株式の内容
当会社普通株式

キ. 取得請求受付場所
東京都千代田区丸の内一丁目４番４号
住友信託銀行株式会社　証券代行部

ク. 取得請求の効力発生
取得請求の効力は、取得請求書および各回第四種優先株式の株券が上記キ. の取得請求受付場所に到着した日に発生する。

③　一斉取得

ア. 当会社は、取得請求期間中に取得の請求がなされなかった各回第四種優先株式については、同期間の末日の翌日(以下「一斉取得日」という)をもって、各回第四種優先株式１株の払込金額を一斉取得日に先立つ45取引日目に始まる30取引日の東京証券取引所における当会社の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)で除して得られる数の普通株式の交付と引換えに取得する。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が500,000円を下回るときは、各回第四種優先株式１株の払込金額を500,000円で除して得られる数の普通株式の交付と引換えに取得する。

イ. 前項の普通株式の数の算出に当って１株に満たない端数が生じたときは、会社法第234条の規定によりこれを取り扱う。

(7) 発行の方法
ザ・ゴールドマン・サックス・グループ・インクに各回第四種優先株式を直接全額割り当てる方法により発行する。

(8) 各回第四種優先株式の保有に関する事項についての当会社とザ・ゴールドマン・サックス・グループ・インクとの間の取決めの内容
ザ・ゴールドマン・サックス・グループ・インクは、当会社との間で平成15年１月15日締結の優先株式引受契約書(以下「各回第四種優先株式引受契約書」という)において、当会社により割り当てられ保有する各回第四種優先株式につき、一定の場合を除き、譲渡その他の処分を行わないこと等を約している。(なお、ザ・ゴールドマン・サックス・グループ・インクが、各回第四種優先株式引受契約書に従い、各回第四種優先株式を譲渡した場合には、各回第四種優先株式引受契約書に定める権利義務は、当該各回第四種優先株式を譲り受けた者に承継される)

3　第１回第六種優先株式の主な内容は次のとおりであります。

(1) 優先配当金

①　当会社は、剰余金の配当を行うときは、第１回第六種優先株式を有する株主(以下「第１回第六種優先株主」という)または第１回第六種優先株式の登録株式質権者(以下「第１回第六種優先登録株式質権者」という)に対し、普通株主または普通登録株式質権者に先立ち、第１回第六種優先株式１株につき88,500円の金銭による剰余金の配当(かかる配当により支払われる金銭を、以下「優先配当金」という)を行う。ただし、当該事業年度において下記(2)に定める優先中間配当金を支払ったときは、当該優先中間配当金の額を控除した額を支払うものとする。

②　ある事業年度において、第１回第六種優先株主または第１回第六種優先登録株式質権者に対して行う金銭による剰余金の配当の額が優先配当金の額に満たないときは、その不足額は、翌事業年度以降に累積しない。

③　第１回第六種優先株主または第１回第六種優先登録株式質権者に対しては、優先配当金の額を超えて配当は行わない。

(2) 優先中間配当金
当会社は、中間配当を行うときは、第１回第六種優先株主または第１回第六種優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、第１回第六種優先株式１株につき44,250円を支払う。

(3) 残余財産の分配

① 当会社は、残余財産を分配するときは、第1回第六種優先株主または第1回第六種優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、第1回第六種優先株式1株につき3,000,000円を支払う。

② 第1回第六種優先株主または第1回第六種優先登録株式質権者に対しては、上記3,000,000円のほか、残余財産の分配は行わない。

(4) 取得条項

当会社は、第1回第六種優先株式発行後、平成23年3月31日以降はいつでも、第1回第六種優先株式1株につき3,000,000円の金銭の交付と引換えに、第1回第六種優先株式の一部または全部を取得することができる。一部を取得するときは、抽選または按分比例の方法によりこれを行う。

(5) 議決権

第1回第六種優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

(6) 株式の併合または分割、募集株式の割当てを受ける権利等

① 当会社は、法令に定める場合を除き、第1回第六種優先株式について株式の併合または分割は行わない。

② 当会社は、第1回第六種優先株主に対し、募集株式または募集新株予約権の割当てを受ける権利を与えない。

③ 当会社は、第1回第六種優先株主に対し、株式または新株予約権の無償割当ては行わない。

(7) 発行の方法

第三者割当ての方法により、適格機関投資家(金融商品取引法に定義される)に割り当てる。

(8) 第1回第六種優先株式の保有に関する事項についての当会社と割当先との取決めの内容

割当先が第1回第六種優先株式を第三者に譲渡する場合には、当会社による事前の同意を必要とする。ただし、第1回第六種優先株式の払込期日(平成17年3月29日)後8年目の応当日以降はこの限りではない。

4 平成20年6月27日開催の定時株主総会及び各種類株主総会における定款等一部変更案の承認に基づき、「株式等の取引に係る決済の合理化を図るための社債等の振替に関する法律等の一部を改正する法律」(平成16年法律第88号。以下「決済合理化法」という)の施行日の前日を効力発生日として、各回第四種優先株式の内容は次のとおりとなります。

(1) 優先配当金

① 当会社は、剰余金の配当を行うときは、各回第四種優先株式を有する株主(以下「各回第四種優先株主」という)または各回第四種優先株式の登録株式質権者(以下「各回第四種優先登録株式質権者」という)に対し、普通株主または普通登録株式質権者に先立ち、各回第四種優先株式1株につき135,000円の金銭による剰余金の配当(かかる配当により支払われる金銭を、以下「優先配当金」という)を行う。ただし、当該事業年度において下記(2)に定める優先中間配当金を支払ったときは、当該優先中間配当金の額を控除した額を支払うものとする。

② ある事業年度において、各回第四種優先株主または各回第四種優先登録株式質権者に対して行う金銭による剰余金の配当の額が優先配当金の額に満たないときは、その不足額は、翌事業年度以降に累積しない。

③ 各回第四種優先株主または各回第四種優先登録株式質権者に対しては、優先配当金の額を超えて配当は行わない。

(2) 優先中間配当金

当会社は、中間配当を行うときは、各回第四種優先株主または各回第四種優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、各回第四種優先株式1株につき67,500円を支払う。

(3) 残余財産の分配

① 当会社は、残余財産を分配するときは、各回第四種優先株主または各回第四種優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、各回第四種優先株式1株につき3,000,000円を支払う。

② 各回第四種優先株主または各回第四種優先登録株式質権者に対しては、上記3,000,000円のほか、残余財産の分配は行わない。

(4) 議決権

各回第四種優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

(5) 株式の併合または分割、募集株式の割当てを受ける権利等

① 当会社は、法令に定める場合を除き、各回第四種優先株式について株式の併合または分割は行わない。

② 当会社は、各回第四種優先株主に対し、募集株式または募集新株予約権の割当てを受ける権利を与えない。

③ 当会社は、各回第四種優先株主に対し、株式または新株予約権の無償割当ては行わない。

(6) 取得請求

各回第四種優先株主は、普通株式の交付と引換えに各回第四種優先株式の取得を請求することができる。

① 取得請求期間

平成15年2月8日から平成40年2月7日まで。

② 取得の条件

ア. 取得請求権行使価額

取得請求権行使価額は3,188円とする。

イ. 取得請求権行使価額の修正

各回第四種優先株主が当会社に対し各回第四種優先株式の取得を請求した日(以下「修正日」という)において、取得請求権行使価額は、(ⅰ)修正日の前日において有効な取得請求権行使価額、または、(ⅱ)修正日に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の普通取引の毎日の終値(気配表示を含む。なお、決済合理化法の施行日の前日より前の取引日の終値については、その100分の1の値とする)の平均値(終値のない日数を除く)相当額(円位未満小数第1位まで算出し、その小数第1位を四捨五入する)のいずれか小さい金額に修正される(以下「修正後取得請求権行使価額」という)。ただし、修正後取得請求権行使価額が1,051円(ただし、下記ウ.により調整される)(以下「下限取得請求権行使価額」という)を下回る場合には、下限取得請求権行使価額をもって修正後取得請求権行使価額とする。なお、修正日に先立つ45取引日目から修正日までの間に下記ウ.により取得請求権行使価額を調整すべき事由が生じた場合には、修正後取得請求権行使価額はウ.に準じて調整される。なお、修正後取得請求権行使価額は、修正日に取得請求がなされた当該各回第四種優先株式についてのみ適用される。

ウ. 取得請求権行使価額の調整

(ア) 各回第四種優先株式発行後、次の(ⅰ)から(ⅴ)までのいずれかに該当する場合には、取得請求権行使価額は、下記に定める各々該当する算式(以下「取得請求権行使価額調整式」といい、取得請求権行使価額調整式により調整された取得請求権行使価額を、以下、「調整後取得請求権行使価額」という)により調整される。

(Ⅰ) 下記(ⅰ)ないし(ⅲ)に該当する場合、取得請求権行使価額調整式は、以下のとおりとする。

$$\text{調整後取得請求権行使価額} = \text{調整前取得請求権行使価額} \times \frac{\text{既発行普通株式数} + \dfrac{\text{新たに発行もしくは処分された普通株式数または転換型証券(下記(ⅲ)に定義される)もしくは新株予約権(下記(ⅲ)に定義される)に関する計算の場合は、取得請求権の行使もしくは取得条項の定める事由の発生または新株予約権の行使により交付され得る普通株式数} \times \text{普通株式1株あたりの払込金額(新株予約権の行使に際して出資される財産の価額を含む)}}{\text{時価}}}{\text{既発行普通株式数} + \text{新たに発行もしくは処分された普通株式数または転換型証券(下記(ⅲ)に定義される)もしくは新株予約権(下記(ⅲ)に定義される)に関する計算の場合は、取得請求権の行使もしくは取得条項の定める事由の発生または新株予約権の行使により交付され得る普通株式数}}$$

(Ⅱ)下記(ⅳ)に該当する場合、取得請求権行使価額調整式は、以下のとおりとする。

$$\text{調整後取得請求権行使価額} = \text{調整前取得請求権行使価額} \times \frac{\text{時価} - \text{普通株式1株につき割り当てられた特別現金配当(下記(ⅳ)に定義される)または債務証書もしくは資産の分配に関する基準日(権利を有する株主を確定するために定められた日を以下「基準日」という)(下記(ⅳ)に定義される)における適正市場価格(＊)}}{\text{時価}}$$

(＊)かかる適正市場価格に関しては、当会社の取締役会(以下「取締役会」という)が適切と判断する独立の第三者(証券会社、銀行等)に評価させるものとする。

(Ⅲ)下記(ⅴ)に該当する場合、取得請求権行使価額調整式は、以下のとおりとする。

$$\text{調整後取得請求権行使価額} = \text{調整前取得請求権行使価額} \times \frac{\text{時価} \times \text{既発行普通株式数} - \text{下記(ⅴ)に従って、取得される普通株式(または、転換型証券もしくは新株予約権)の総数につき、当会社が支払うべき対価の総額}}{\text{時価} \times (\text{既発行普通株式数} - \text{下記(ⅴ)において、取得される普通株式数(または、転換型証券もしくは新株予約権の場合は、取得請求権の行使もしくは取得条項に定める事由の発生または新株予約権の行使により交付される普通株式数)})}$$

なお、上記取得請求権行使価額調整式中の、「時価×既発行普通株式数－(下記(ⅴ)に従って、取得される普通株式(または、転換型証券もしくは新株予約権)の総数につき、当会社が支払うべき対価の総額)」の値が1未満になる場合は、かかる値は1として計算されるものとする。

調整後取得請求権行使価額は円位未満小数第1位まで算出し、その小数第1位を四捨五入する。

(ⅰ)当会社が、取得請求権行使価額調整式で使用する時価を下回る払込金額をもって普通株式を発行または処分する場合(新株予約権の行使または転換型証券にかかる取得請求権の行使もしくは取得条項に定める事由の発生による普通株式の交付の場合を除く)

取得請求権行使価額は、上記(Ⅰ)に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整されるものとし、基準日を設けて株主に当該普通株式の割当てを受ける権利が付与されるときは、その基準日の翌日を、それ以外のときは当該普通株式の払込の日の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。

(ⅱ)株式の分割または無償割当てにより普通株式を発行または処分する場合

取得請求権行使価額は、上記(Ⅰ)に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整されるものとし、株式の分割または無償割当てのための基準日(ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日)の翌日をかかる調整後取得請求権行使価額の適用開始日とする。

ただし、剰余金の額を減少して、資本金の額を増加することを条件としてその部分をもって株式の分割または無償割当てにより普通株式を発行または処分する旨取締役会で決議する場合において、当該資本金の額の増加の決議をする株主総会の日よりも前を株式の分割または無償割当てのための基準日(ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日)とする場合には、当該株主総会の終結の日の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。

(iii)取得請求権行使価額調整式で使用する時価を下回る価額をもって当会社の普通株式の交付と引換えに当会社に当該証券の取得を請求する権利もしくは当会社が当該証券を取得することができる旨の条項が付された証券(当該各回第四種優先株式と同時に発行される他の各回第四種優先株式を除く。以下「転換型証券」という)または当会社に普通株式の交付を請求することができる権利(当会社の発行する社債に付された新株予約権を含む)(以下「新株予約権」という)を発行する場合

取得請求権行使価額は、上記(1)に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整されるものとし、基準日を設けて株主に転換型証券または新株予約権の割当てを受ける権利が付与されるときは、その基準日の翌日を、それ以外のときは当該転換型証券の払込の日または新株予約権の割当日(ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日)の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。当該転換型証券または新株予約権を発行する場合、調整後取得請求権行使価額の適用開始日の前日に、発行される転換型証券の全額が普通株式の交付と引換えに取得されたものとみなし、または発行されるすべての新株予約権が行使されたものとみなし、調整後取得請求権行使価額を算出するものとする。ただし、当該発行される転換型証券の取得請求権行使価額もしくは取得価額または新株予約権の行使価額がかかる転換型証券の払込の日または新株予約権の割当日(ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日)において確定しない場合で、かつ、かかる転換型証券または新株予約権についての1株あたりの当初の取得請求権行使価額、取得価額または行使価額の最低価額が定められていない場合には、かかる転換型証券の取得請求権行使価額もしくは取得価額または新株予約権の行使価額が確定した日の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。また、当該発行される転換型証券の取得請求権行使価額もしくは取得価額または新株予約権の行使価額がかかる転換型証券の払込の日または新株予約権の割当日(ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日)において確定しない場合で、かつ、かかる転換型証券または新株予約権についての1株あたりの当初の取得請求権行使価額、取得価額または行使価額の最低価額が定められている場合は、株主に転換型証券または新株予約権の割当てを受ける権利が付与されるときはその割当日の翌日を、それ以外のときは当該転換型証券の払込の日または新株予約権の割当日(ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日)の翌日を、かかる調整後取得請求権行使価額の適用開始日とするが、転換型証券または新株予約権は、1株あたりの当初の取得請求権行使価額、取得価額または行使価額の最低価額(ただし、希薄化防止のための調整は考慮しないものとする)により、かかる取得請求権の行使もしくは取得条項に定める事由の発生または新株予約権の行使により交付されうる最大数の普通株式が交付されたものとみなされる。その後、かかる転換型証券の取得請求権の行使もしくは取得条項に定める事由の発生または新株予約権の行使により交付されうる最大の普通株式数、または取得請求権行使価額、取得価額もしくは行使価額の最低価額について変更(かかる転換型証券または新株予約権の希薄化防止条項に基づく変更を含むが、これに限定されない)が生じた場合には、調整後取得請求権行使価額は、各回第四種優先株式の取得請求権行使の直前において、当該変更を反映させるべく再計算されるものとする(ただし、調整後取得請求権行使価額が、これらの転換型証券または新株予約権の発行またはみなし発行により本(iii)に基づき行われた調整ないし再計算の結果、従前に減少したことがない限りは調整後取得請求権行使価額の増加を行うことができず、従前に減少したことがある場合は、かかる減少のうちいかなる減少の額をも超えて調整後取得請求権行使価額の増加を行うことができないものとする)が、かかる転換型証券の取得請求権の行使もしくは取得条項に定める事由の発生または新株予約権の行使により、実際に普通株式が交付されたかまたは対価が支払われた場合には、かかる再計算は行わないものとする。また、その後、かかる転換型証券に係る取得請求権、取得条項に定める事由または新株予約権のいずれかが消滅した場合には、調整後取得請求権行使価額は、各回第四種優先株式の取得請求権行使の直前において、かかる転換型証券の取得請求権の行使、取得条項に定める事由の発生または新株予約権の行使により実際に交付された普通株式数のみを反映させるべく再計算されるものとする。

各回第四種優先株式の発行時において残存するすべての転換型証券および新株予約権は、各回第四種優先株式の発行日の翌日において発行されたものとみなされる。

(ⅳ)当会社が、普通株式を有するすべての株主に対して、特別現金配当または債務証書もしくは資産の分配(特別現金配当以外の金銭による剰余金の配当を除く)を行う場合
かかる配当または分配の際に適用される取得請求権行使価額は、上記(Ⅱ)に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整される。当会社がかかる特別現金配当または分配を行うたびごとに、取得請求権行使価額の調整は行われるものとし、当該特別現金配当については、対象となる事業年度(以下に定義する)の末日の翌日を、また、分配を受ける権利については、分配を受ける権利を有する株主を確定するために定められた基準日の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。
「特別現金配当」とは、当会社が対象となる事業年度中の日を基準日とする金銭による剰余金の配当の合計額に基づく配当利回り(以下に定義する)が、５%に直前の３事業年度の各事業年度中の日を基準日とする金銭による剰余金の配当の各合計額に基づく配当利回りの平均値を加えた値を超過する場合の金額とする。
「事業年度」とは、４月１日から翌年３月31日までの期間をいう。ただし、当会社が３月31日以外の日に終了するように事業年度を変更した場合、事業年度は、かかる変更に応じて変更されたものとみなされる。
「配当利回り」とは、下記の算式により求められる率とする。

$$\frac{\text{対象となる事業年度中の日を基準日とする金銭による剰余金の配当について、当会社が決定した普通株式1株あたりの金銭による剰余金の配当の合計額}}{\text{対象となる事業年度の東京証券取引所における普通株式の毎日(終値のない日を除く)の終値の平均値}} \times 100\%$$

(ⅴ)当会社が、普通株式の取得を、かかる取得日(以下「取得日」という)における普通株式１株あたりの時価を上回る１株あたりの価額をもって行う場合(当会社が会社法の規定に従い市場取引等により普通株式を取得する場合および単元未満株式買取請求権の行使に関連して普通株式を取得する場合を除く)、または、転換型証券もしくは普通株式の交付を受けることができる権利が付されたその他の証券の償還もしくはその他の事由による取得を、取得日における普通株式の１株あたりの時価を上回る普通株式１株あたりの対価をもって行う場合
かかる取得の際において適用される取得請求権行使価額は、上記(Ⅲ)に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整される。当会社が普通株式またはかかる証券を償還またはその他の事由により取得するたびごとに、取得請求権行使価額の調整は行われるものとし、取得日の翌日をかかる調整後取得請求権行使価額の適用開始日とする。

(イ)株式交換、株式移転、会社分割、合併、資本金の額の減少、普通株式の併合その他上記(ア)に該当しない希薄化事由により取得請求権行使価額の調整を必要とする場合には、上記(ア)に準じて取締役会が適当と判断する価額に調整される。取締役会は、誠実にかつ合理的な方法により、かかる調整を決定する。
(ウ)取得請求権行使価額調整式で使用する「時価」は、調整後取得請求権行使価額の適用開始日(ただし、上記(ア)(ⅱ)ただし書きの場合には株式の分割または無償割当てのための基準日(ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日))に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の普通取引の毎日の終値(気配表示を含む。なお、決済合理化法の施行日の前日より前の取引日の終値については、その100分の１の値とする)の平均値(終値のない日数を除く)とする。平均値の計算は、円位未満小数第１位まで算出し、その小数第１位を四捨五入する。なお、調整後取得請求権行使価額の適用開始日に先立つ45取引日目から当該適用開始日までの間に上記(ア)により取得請求権行使価額を調整すべき事由が生じた場合には、調整後取得請求権行使価額は上記(ア)に準じて調整される。
(エ)取得請求権行使価額調整式で使用する「調整前取得請求権行使価額」は、調整後取得請求権行使価額の適用開始日の前日において有効な取得請求権行使価額とする。
(オ)取得請求権行使価額調整式で使用する「既発行普通株式数」は、権利を有する株主を確定するための基準日がある場合はその日、権利を有する株主を確定するための基準日がない場合は調整後取得請求権行使価額の適用開始日の１か月前の日における当会社の発行済普通株式数(ただし、普通株式に係る自己株式数を除く)とする。
(カ)取得請求権行使価額調整式で使用する「普通株式１株あたりの払込金額」は、それぞれ、上記(ア)(ⅰ)の場合には当該払込金額(金銭以外の財産による払込の場合には、取締役会が適切と判断する独立の第三者(証券会社、銀行等)により評価されたかかる払込の適正市場価格)、上記(ア)(ⅱ)の場合には０円、上記(ア)(ⅲ)の場合には普通株式１株あたりの当該取得請求権行使価額または普通株式１株あたりの新株予約権の払込金額および行使に際しての払込金額の合計額とする。

(キ)本ウ.(上記(ウ)を除く)において「普通株式」とは、普通株式、および(ⅰ)剰余金の配当または残余財産分配における優先権がなく、かつ(ⅱ)償還可能ではない株式が含まれるものとする。

エ.上記ウ.により取得請求権行使価額の調整を行う場合には、下限取得請求権行使価額についても、取得請求権行使価額調整式を、「取得請求権行使価額」を「下限取得請求権行使価額」に置き換えた上で適用して同様の調整を行い、上記ウ.(イ)により取得請求権行使価額の調整を行う場合には、下限取得請求権行使価額についても取締役会が適当と判断する価額に変更される。取締役会は、誠実にかつ合理的な方法により、かかる調整を決定する。下限取得請求権行使価額の調整は、上記ウ.(イ)に基づく取得請求権行使価額の調整と同時に有効になるものとする。

オ.各回第四種優先株式の取得と引換えに交付すべき普通株式数

各回第四種優先株式の取得と引換えに交付すべき当会社の普通株式数は次のとおりとする。

$$\text{各回第四種優先株式の取得と引換えに交付すべき普通株式数} = \frac{\text{各回第四種優先株主が取得請求権行使のために提出した各回第四種優先株式の払込金額総額}}{\text{取得請求権行使価額}}$$

各回第四種優先株式の取得と引換えに交付すべき普通株式数の算出に当って1株に満たない端数は、会社法第167条第3項の規定によりこれを取り扱う。また、この算出に当って単元未満株式が生じたときは、単元未満株式の買取請求権が行使されたものとし、現金精算する。

なお、本オ.に従う限り、いかなる数の各回第四種優先株式を有していたとしても、その各回第四種優先株主1人が行う1回の取得請求により、普通株式1単元に満たない部分は1つより多くは生じない。

カ.各回第四種優先株式の取得と引換えに交付する株式の内容

当会社普通株式

キ.取得請求受付場所

東京都千代田区丸の内一丁目4番4号

住友信託銀行株式会社　証券代行部

ク.取得請求の効力発生

取得請求の効力は、取得請求書および各回第四種優先株式の株券が上記キ.の取得請求受付場所に到着した日に発生する。

③　一斉取得

ア.当会社は、取得請求期間中に取得の請求がなされなかった各回第四種優先株式については、同期間の末日の翌日(以下「一斉取得日」という)をもって、各回第四種優先株式1株の払込金額を一斉取得日に先立つ45取引日目に始まる30取引日の東京証券取引所における当会社の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)で除して得られる数の普通株式の交付と引換えに取得する。平均値の計算は円位未満小数第1位まで算出し、その小数第1位を四捨五入する。ただし、当該平均値が5,000円を下回るときは、各回第四種優先株式1株の払込金額を5,000円で除して得られる数の普通株式の交付と引換えに取得する。

イ.前項の普通株式の数の算出に当って1株に満たない端数が生じたときは、会社法第234条の規定によりこれを取り扱う。

(7) 発行の方法

ザ・ゴールドマン・サックス・グループ・インクに各回第四種優先株式を直接全額割り当てる方法により発行する。

(8) 各回第四種優先株式の保有に関する事項についての当会社とザ・ゴールドマン・サックス・グループ・インクとの間の取決めの内容

ザ・ゴールドマン・サックス・グループ・インクは、当会社との間で平成15年1月15日締結の優先株式引受契約書(以下「各回第四種優先株式引受契約書」という)において、当会社により割り当てられ保有する各回第四種優先株式につき、一定の場合を除き、譲渡その他の処分を行わないこと等を約している。(なお、ザ・ゴールドマン・サックス・グループ・インクが、各回第四種優先株式引受契約書に従い、各回第四種優先株式を譲渡した場合には、各回第四種優先株式引受契約書に定める権利義務は、当該各回第四種優先株式を譲り受けた者に承継される)

(2) 【新株予約権等の状況】

当社は平成13年改正旧商法に基づき新株予約権を発行しております。

	第1四半期会計期間末現在 (平成20年6月30日)
新株予約権の数	1,081個
新株予約権のうち自己新株予約権の数	―
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	1,081株
新株予約権の行使時の払込金額	1株当たり 669,775円
新株予約権の行使期間	平成16年6月28日から 平成24年6月27日まで
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格 669,775円 資本組入額 334,888円
新株予約権の行使の条件	①新株予約権者は、権利行使時において当社または株式会社三井住友銀行の役職員の地位にあることを要す。 ただし、任期満了による退任、定年退職その他当社取締役会が正当な理由があると認めた場合は、当社または株式会社三井住友銀行の役職員の地位を失った後も5年間に限り新株予約権を行使できる。 ②新株予約権者が死亡した場合には、その相続人が新株予約権を行使できる。
新株予約権の譲渡に関する事項	新株予約権の譲渡については、取締役会の承認を要する。
代用払込みに関する事項	―
組織再編成行為に伴う新株予約権の交付に関する事項	―

(注) 1 新株予約権1個当たりの目的たる株式の数は1株であります。

2 払込金額は、新株予約権発行後に当社が時価を下回る払込金額で新株式を発行する場合(新株予約権の行使による場合を除く)は、次の算式により調整される。ただし、調整により生じる1円未満の端数は切り上げる。

$$\text{調整後払込金額} = \text{調整前払込金額} \times \frac{\text{既発行株式数} + \dfrac{\text{新発行株式数} \times 1\text{株当たり払込金額}}{1\text{株当たり時価}}}{\text{既発行株式数} + \text{新発行株式数}}$$

また、払込金額は、株式の分割または併合の際にも適宜調整される。

(3) 【ライツプランの内容】

該当ありません。

(4) 【発行済株式総数、資本金等の推移】

年月日	発行済株式総数増減数(株)	発行済株式総数残高(株)	資本金増減額(千円)	資本金残高(千円)	資本準備金増減額(千円)	資本準備金残高(千円)
平成20年4月30日(注)1	157,151	8,010,905.77	―	1,420,877,175	―	642,355,545
平成20年5月16日(注)2	△16,700	7,994,205.77	―	1,420,877,175	―	642,355,545

(注) 1 第5回第四種優先株式、第6回第四種優先株式、第7回第四種優先株式及び第8回第四種優先株式の全株式につき取得請求権が行使されたことに伴い、普通株式が157,151株増加いたしました。

2 第5回第四種優先株式、第6回第四種優先株式、第7回第四種優先株式及び第8回第四種優先株式の全株式を消却したことに伴い、第四種優先株式が16,700株減少いたしました。

(5) 【大株主の状況】

① 普通株式

大量保有報告書の写しの送付等がなく、当第１四半期会計期間における大株主の異動は把握しておりません。

② 優先株式

平成20年４月30日に、第５回第四種優先株式、第６回第四種優先株式、第７回第四種優先株式及び第８回第四種優先株式の全株式につき取得請求権が行使され、当社が当該各優先株式を取得いたしました。また、当社は平成20年５月16日に、当該各優先株式を消却いたしました。

その他の優先株式につきましては、大株主の異動はありません。

(6) 【議決権の状況】

当第１四半期会計期間末日現在の「議決権の状況」につきましては、実質株主の把握ができず、記載することができないことから、直前の基準日(平成20年３月31日)に基づく株主名簿による記載をしております。

① 【発行済株式】

(平成20年３月31日現在)

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	優先株式 120,101	―	(1)株式の総数等②発行済株式参照 (注)１
議決権制限株式(自己株式等)	―	―	―
議決権制限株式(その他)	―	―	―
完全議決権株式(自己株式等)	(自己保有株式) 普通株式　68,516 (相互保有株式) 普通株式　107,491	―	権利内容に何ら限定のない当社における標準となる株式
完全議決権株式(その他)	普通株式 7,533,984	7,533,984	権利内容に何ら限定のない当社における標準となる株式　(注)２
端株	普通株式 23,662.77	―	権利内容に何ら限定のない当社における標準となる株式　(注)３，４
発行済株式総数	7,853,754.77	―	―
総株主の議決権	―	7,533,984	―

(注) １　無議決権株式のうち、平成20年５月16日に、第５回第四種優先株式4,175株、第６回第四種優先株式4,175株、第７回第四種優先株式4,175株及び第８回第四種優先株式4,175株を消却いたしました。

２　「完全議決権株式(その他)」の欄には、株式会社証券保管振替機構名義の株式が、358株(議決権358個)含まれております。

３　「端株」の欄には、当社所有の自己株式0.41株が含まれております。

４　「端株」の欄には、株主名簿上は株式会社三井住友銀行名義となっておりますが、実質的に保有していない株式が0.60株含まれております。

② 【自己株式等】

(平成20年３月31日現在)

所有者の氏名又は名称	所有者の住所	自己名義所有株式数(株)	他人名義所有株式数(株)	所有株式数の合計(株)	発行済株式総数に対する所有株式数の割合(%)
株式会社三井住友フィナンシャルグループ	東京都千代田区有楽町一丁目１番２号	68,516	―	68,516	0.88
株式会社三井住友銀行	東京都千代田区有楽町一丁目１番２号	100,481	―	100,481	1.29
大和証券エスエムビーシー株式会社	東京都千代田区丸の内一丁目９番１号	7,010	―	7,010	0.09
計	―	176,007	―	176,007	2.27

(注)　「発行済株式総数に対する所有株式数の割合(%)」の発行済株式総数は、発行済普通株式の総数であります。

2 【株価の推移】

【当該四半期累計期間における月別最高・最低株価】

(1) 普通株式

月別	平成20年 4月	5月	6月
最高(円)	935,000	934,000	964,000
最低(円)	657,000	802,000	795,000

(注) 最高・最低株価は東京証券取引所市場第一部におけるものであります。

(2) 優先株式

各種優先株式は、いずれも金融商品取引所に上場されておりません。

3 【役員の状況】

(1) 新任役員

該当ありません。

(2) 退任役員

該当ありません。

(3) 役職の異動

該当ありません。

第５　【経理の状況】

1　当社の四半期連結財務諸表は、「四半期連結財務諸表の用語、様式及び作成方法に関する規則」（平成19年内閣府令第64号。以下「四半期連結財務諸表規則」という。）に基づいて作成しておりますが、資産及び負債の分類並びに収益及び費用の分類は、「銀行法施行規則」（昭和57年大蔵省令第10号）に準拠しております。

2　当第１四半期連結累計期間（自平成20年４月１日　至平成20年６月30日）は、四半期連結財務諸表の作成初年度であるため、前第１四半期連結累計期間との対比は行っておりません。

3　四半期連結財務諸表及びその他の事項の金額については、百万円未満を切り捨てて表示しております。

4　当第１四半期連結累計期間（自平成20年４月１日　至平成20年６月30日）の四半期連結財務諸表は、金融商品取引法第193条の２第１項の規定に基づき、あずさ監査法人の四半期レビューを受けております。

1【四半期連結財務諸表】

(1)【四半期連結貸借対照表】

（単位：百万円）

	当第１四半期連結会計期間 (平成20年６月30日現在)	前連結会計年度 要約連結貸借対照表 (平成20年３月31日現在)
資産の部		
現金預け金	※2 5,166,022	※2 5,017,325
コールローン及び買入手形	765,797	595,802
買現先勘定	355,955	357,075
債券貸借取引支払保証金	550,213	1,940,170
買入金銭債権	※2 1,152,452	※2 1,153,070
特定取引資産	※2 4,326,524	※2 4,123,611
金銭の信託	7,909	7,329
有価証券	※2, ※4 25,375,415	※2, ※4 23,517,501
貸出金	※1, ※2 64,180,788	※1, ※2 62,144,874
外国為替	1,198,160	893,567
リース債権及びリース投資資産	※2 1,987,103	※2 —
その他資産	※2 3,936,363	※2 4,951,587
有形固定資産	※3 969,297	※3 820,411
無形固定資産	342,010	332,525
リース資産	※3 —	※3 1,425,097
繰延税金資産	991,379	985,528
支払承諾見返	5,081,110	4,585,141
貸倒引当金	△913,335	△894,702
資産の部合計	115,473,167	111,955,918

（単位：百万円）

	当第１四半期連結会計期間 (平成20年６月30日現在)	前連結会計年度 要約連結貸借対照表 (平成20年３月31日現在)
負債の部		
預金	76,094,111	72,690,624
譲渡性預金	2,769,298	3,078,149
コールマネー及び売渡手形	3,460,887	2,638,142
売現先勘定	925,280	1,832,467
債券貸借取引受入担保金	5,781,476	5,732,042
特定取引負債	2,465,331	2,671,316
借用金	4,259,182	4,279,034
外国為替	340,035	301,123
短期社債	808,000	769,100
社債	3,950,874	3,969,308
信託勘定借	91,157	80,796
その他負債	4,018,992	3,916,427
賞与引当金	8,769	29,267
役員賞与引当金	－	1,171
退職給付引当金	37,015	38,701
役員退職慰労引当金	7,017	7,998
預金払戻引当金	9,123	10,417
特別法上の引当金	431	1,118
繰延税金負債	32,342	52,046
再評価に係る繰延税金負債	47,236	47,446
支払承諾	5,081,110	4,585,141
負債の部合計	110,187,676	106,731,842
純資産の部		
資本金	1,420,877	1,420,877
資本剰余金	57,813	57,826
利益剰余金	1,736,008	1,740,610
自己株式	△124,122	△123,989
株主資本合計	3,090,576	3,095,324
その他有価証券評価差額金	668,888	550,648
繰延ヘッジ損益	△106,465	△75,233
土地再評価差額金	35,078	34,910
為替換算調整勘定	△78,947	△27,323
評価・換算差額等合計	518,553	483,002
新株予約権	51	43
少数株主持分	1,676,309	1,645,705
純資産の部合計	5,285,491	5,224,076
負債及び純資産の部合計	115,473,167	111,955,918

(2) 【四半期連結損益計算書】

（単位：百万円）

		当第１四半期連結累計期間 （自 平成20年４月１日 至 平成20年６月30日）
経常収益		951,902
資金運用収益		547,299
（うち貸出金利息）		398,074
（うち有価証券利息配当金）		81,564
信託報酬		565
役務取引等収益		165,259
特定取引収益		6,744
その他業務収益		223,099
その他経常収益	※1	8,933
経常費用		878,267
資金調達費用		217,154
（うち預金利息）		99,988
役務取引等費用		30,591
特定取引費用		91,921
その他業務費用		131,324
営業経費		275,185
その他経常費用	※2	132,090
経常利益		73,635
特別利益	※3	1,902
特別損失	※4	974
税金等調整前四半期純利益		74,563
法人税、住民税及び事業税		23,229
法人税等調整額		△27,732
少数株主利益		20,970
四半期純利益		58,096

(3)【四半期連結キャッシュ・フロー計算書】

（単位：百万円）

	当第１四半期連結累計期間 （自 平成20年４月１日 至 平成20年６月30日）
営業活動によるキャッシュ・フロー	
税金等調整前四半期純利益	74,563
減価償却費	29,140
減損損失	729
のれん償却額	3,912
持分法による投資損益（△は益）	△1,475
貸倒引当金の増減額（△は減少）	20,562
賞与引当金の増減額（△は減少）	△19,894
役員賞与引当金の増減額（△は減少）	△1,171
退職給付引当金の増減額（△は減少）	245
役員退職慰労引当金の増減額（△は減少）	△930
預金払戻引当金の増減額（△は減少）	△1,293
資金運用収益	△547,299
資金調達費用	217,154
有価証券関係損益（△）	35,085
金銭の信託の運用損益（△は運用益）	△104
為替差損益（△は益）	△180,368
固定資産処分損益（△は益）	△639
特定取引資産の純増（△）減	△269,649
特定取引負債の純増減（△）	△144,922
貸出金の純増（△）減	△2,265,437
預金の純増減（△）	3,351,291
譲渡性預金の純増減（△）	△312,958
借用金（劣後特約付借入金を除く）の純増減（△）	△26,941
有利息預け金の純増（△）減	△1,680,671
コールローン等の純増（△）減	△166,202
債券貸借取引支払保証金の純増（△）減	1,389,957
コールマネー等の純増減（△）	△85,634
債券貸借取引受入担保金の純増減（△）	49,434
外国為替（資産）の純増（△）減	△303,740
外国為替（負債）の純増減（△）	38,947
リース債権及びリース投資資産の純増（△）減	29,764
短期社債（負債）の純増減（△）	32,900
普通社債発行及び償還による増減（△）	△48,601
信託勘定借の純増減（△）	10,360
資金運用による収入	504,518
資金調達による支出	△194,066
その他	626,335
小計	162,898
法人税等の支払額	△54,222
営業活動によるキャッシュ・フロー	108,675

（単位：百万円）

	当第１四半期連結累計期間 （自 平成20年４月１日 至 平成20年６月30日）
投資活動によるキャッシュ・フロー	
有価証券の取得による支出	△11,259,898
有価証券の売却による収入	6,372,465
有価証券の償還による収入	3,360,775
金銭の信託の増加による支出	△527
金銭の信託の減少による収入	0
有形固定資産の取得による支出	△46,773
有形固定資産の売却による収入	10,045
無形固定資産の取得による支出	△20,148
無形固定資産の売却による収入	2
子会社株式の売却による収入	363
連結の範囲の変更を伴う子会社株式の取得による支出	△6,352
連結の範囲の変更を伴う子会社株式の売却による収入	1,725
投資活動によるキャッシュ・フロー	△1,588,321
財務活動によるキャッシュ・フロー	
劣後特約付社債及び新株予約権付社債の発行による収入	53,600
劣後特約付社債及び新株予約権付社債の償還による支出	△66,600
配当金の支払額	△20,831
少数株主からの払込みによる収入	191,556
少数株主への払戻しによる支出	△191,556
少数株主への配当金の支払額	△22,862
自己株式の取得による支出	△169
自己株式の処分による収入	23
財務活動によるキャッシュ・フロー	△56,839
現金及び現金同等物に係る換算差額	6,489
現金及び現金同等物の増減額（△は減少）	△1,529,995
現金及び現金同等物の期首残高	2,736,752
新規連結に伴う現金及び現金同等物の増加額	0
現金及び現金同等物の四半期末残高	※1 1,206,758

【四半期連結財務諸表作成のための基本となる重要な事項等の変更】

	当第１四半期連結会計期間 （自　平成20年４月１日 至　平成20年６月30日）
１　連結の範囲に関する事項の変更	(1) 連結の範囲の変更 プライマス・ファイナンシャル・サービス株式会社他13社は株式取得等により、当第１四半期連結会計期間より連結子会社としております。 さくら情報システム株式会社他２社は株式売却に伴う議決権の所有割合の低下により、当第１四半期連結会計期間より連結子会社から除外し、持分法適用関連会社としております。 また、エスエムエフエル・フォーマルハウト有限会社他３社は匿名組合方式による賃貸事業を行う営業者となったため、当第１四半期連結会計期間より連結子会社から除外し、持分法非適用非連結子会社としております。 (2) 変更後の連結子会社の数 275社
２　持分法の適用に関する事項の変更	(1) 持分法適用関連会社 ①　持分法適用関連会社の変更 Vietnam Export Import Commercial Joint Stock Bankは株式取得により、当第１四半期連結会計期間より持分法適用関連会社としております。 さくら情報システム株式会社他２社は株式売却に伴う議決権の所有割合の低下により、当第１四半期連結会計期間より連結子会社から除外し、持分法適用関連会社としております。 また、ジャパン・ペンション・ナビゲーター株式会社は議決権の所有割合の増加により連結子会社となったため、当第１四半期連結会計期間より持分法適用関連会社から除外しております。 ②　変更後の持分法適用関連会社の数 74社
３　会計処理基準に関する事項の変更	(1) 連結財務諸表作成における在外子会社の会計処理に関する当面の取扱い 「連結財務諸表作成における在外子会社の会計処理に関する当面の取扱い」（実務対応報告第18号　平成18年５月17日）が平成20年４月１日以後開始する連結会計年度から適用されることになったことに伴い、当第１四半期連結会計期間から同実務対応報告を適用しております。これにより、従来の方法に比べ、期首における利益剰余金が3,132百万円減少しております。また、当第１四半期連結累計期間の損益に与える影響は軽微であります。

	当第１四半期連結会計期間 （自　平成20年４月１日 至　平成20年６月30日）
	(2) リース取引に関する会計基準 所有権移転外ファイナンス・リース取引については、従来、賃貸借取引に係る方法に準じた会計処理によっておりましたが、「リース取引に関する会計基準」（企業会計基準第13号　平成19年３月30日）及び「リース取引に関する会計基準の適用指針」（企業会計基準適用指針第16号　平成19年３月30日）が平成20年４月１日以後開始する連結会計年度から適用されることになったことに伴い、当第１四半期連結会計期間から同会計基準及び適用指針を適用しております。また、当該取引に係る借手のリース資産の減価償却の方法については、リース期間を耐用年数とし、残存価額を零とする定額法を採用しております。これによる当第１四半期連結累計期間の損益に与える影響は軽微であります。 なお、リース取引開始日が平成20年４月１日前に開始する連結会計年度に属する所有権移転外ファイナンス・リース取引につきましては、借手側は平成19年連結会計年度末日における未経過リース料期末残高相当額（利息相当額控除後）を取得価額とし、期首に取得したものとして「有形固定資産」及び「無形固定資産」に計上しております。また、貸手側は平成19年連結会計年度末日におけるリース資産の適正な帳簿価額（減価償却累計額控除後）を「リース債権及びリース投資資産」の期首の価額として計上しております。

簡便な会計処理

	当第１四半期連結会計期間 （自　平成20年４月１日 至　平成20年６月30日）
１　減価償却費の算定方法	定率法を採用している有形固定資産については、年度に係る減価償却費の額を期間按分する方法により算定しております。
２　税効果会計に関する事項	第１四半期連結会計期間に係る納付税額及び法人税等調整額は、国内連結子会社の決算期において予定している剰余金の処分による海外投資等損失準備金の積立て及び取崩しを前提として、当第１四半期連結会計期間に係る金額を計算しております。

追加情報

<table>
<tr><th>当第１四半期連結会計期間
（自　平成20年４月１日
至　平成20年６月30日）</th></tr>
<tr><td>株式の分割
当社は、平成21年１月に予定されている「株式等の取引に係る決済の合理化を図るための社債等の振替に関する法律等の一部を改正する法律」（平成16年法律第88号。以下、「決済合理化法」という。）の施行による株券電子化に伴い、この制度の取扱対象外とされている端株の整理を行うため、平成20年５月16日開催の取締役会において、「決済合理化法」の施行日の前日を効力発生日として、普通株式１株を100株に分割することを決議いたしました。また、平成20年６月27日開催の定時株主総会及び各種類株式に係る種類株主総会において、発行済株式総数等の増加及び普通株式の単元株式数を100株とする単元株制度の採用等を目的とした定款等の一部変更を決議いたしました。
なお、当該株式分割が前期首に行われたと仮定した場合の前連結会計年度における１株当たり情報及び当期首に行われたと仮定した場合の当第１四半期連結会計期間における１株当たり情報はそれぞれ次のとおりであります。
<table>
<tr><th>当第１四半期連結会計期間
（自　平成20年４月１日
至　平成20年６月30日）</th><th>前連結会計年度
（自　平成19年４月１日
至　平成20年３月31日）</th></tr>
<tr><td>１株当たり純資産額　4,272円32銭
１株当たり四半期純利益金額　75円24銭
潜在株式調整後
１株当たり四半期純利益金額　72円23銭</td><td>１株当たり純資産額　4,245円46銭
１株当たり当期純利益金額　592円98銭
潜在株式調整後
１株当たり当期純利益金額　566円57銭</td></tr>
</table>
</td></tr>
</table>

注記事項

（四半期連結貸借対照表関係）

当第１四半期連結会計期間 （平成20年６月30日現在）	前連結会計年度 （平成20年３月31日現在）
※１　貸出金のうち、リスク管理債権は以下のとおりであります。 破綻先債権額　89,033百万円 延滞債権額　682,665百万円 ３ヵ月以上延滞債権額　35,403百万円 貸出条件緩和債権額　369,420百万円 なお、上記債権額は、貸倒引当金控除前の金額であります。	※１　貸出金のうち、リスク管理債権は以下のとおりであります。 破綻先債権額　73,472百万円 延滞債権額　607,226百万円 ３ヵ月以上延滞債権額　26,625百万円 貸出条件緩和債権額　385,336百万円 なお、上記債権額は、貸倒引当金控除前の金額であります。
※２　担保に供している資産は次のとおりであります。 担保に供している資産 現金預け金　255,783百万円 特定取引資産　38,275百万円 有価証券　7,981,411百万円 貸出金　1,523,624百万円 リース債権及びリース投資資産　30,734百万円 その他資産(延払資産等)　2,791百万円 上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金7,691百万円、特定取引資産1,136,392百万円、有価証券5,502,983百万円、買入金銭債権388百万円及び貸出金946,506百万円を差し入れております。 また、その他資産のうち保証金は86,350百万円、先物取引差入証拠金は9,731百万円であります。	※２　担保に供している資産は次のとおりであります。 担保に供している資産 現金預け金　158,679百万円 特定取引資産　673,261百万円 有価証券　8,334,432百万円 貸出金　952,137百万円 その他資産(延払資産等)　3,008百万円 上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金7,745百万円、特定取引資産601,560百万円、有価証券3,344,984百万円、買入金銭債権427百万円及び貸出金888,532百万円を差し入れております。 また、その他資産のうち保証金は85,979百万円、先物取引差入証拠金は11,546百万円であります。
※３　有形固定資産の減価償却累計額 1,009,450百万円	※３　有形固定資産の減価償却累計額 557,958百万円 リース資産の減価償却累計額 2,356,863百万円
※４　「有価証券」中の社債のうち、有価証券の私募(金融商品取引法第２条第３項)による社債に対する保証債務の額は2,176,570百万円であります。	※４　「有価証券」中の社債のうち、有価証券の私募(金融商品取引法第２条第３項)による社債に対する保証債務の額は2,179,347百万円であります。

（四半期連結損益計算書関係）

当第１四半期連結累計期間 （自　平成20年４月１日 至　平成20年６月30日）
※１　その他経常収益には、株式等売却益4,857百万円及び持分法による投資利益1,475百万円を含んでおります。 ※２　その他経常費用には、貸倒引当金繰入額77,373百万円、貸出金償却32,581百万円及び株式等償却9,214百万円を含んでおります。 ※３　特別利益は、固定資産処分益884百万円、償却債権取立益331百万円及び金融商品取引責任準備金取崩額687百万円であります。 ※４　特別損失は、固定資産処分損244百万円及び減損損失729百万円であります。

（四半期連結キャッシュ・フロー計算書関係）

当第１四半期連結累計期間
（自　平成20年４月１日
至　平成20年６月30日）

※１　現金及び現金同等物の四半期末残高と四半期連結貸借対照表に掲記されている科目の金額との関係

（金額単位：百万円）

平成20年６月30日現在	
現金預け金勘定	5,166,022
有利息預け金	△3,959,264
現金及び現金同等物	1,206,758

（株主資本等関係）

1　発行済株式の種類及び総数並びに自己株式の種類及び株式数に関する事項

（単位：株）

	当第１四半期連結会計期間末株式数
発行済株式	
普通株式	7,890,804.77
第１回第四種優先株式	4,175
第２回第四種優先株式	4,175
第３回第四種優先株式	4,175
第４回第四種優先株式	4,175
第９回第四種優先株式	4,175
第10回第四種優先株式	4,175
第11回第四種優先株式	4,175
第12回第四種優先株式	4,175
第１回第六種優先株式	70,001
合計	7,994,205.77
自己株式	
普通株式	169,165.05
合計	169,165.05

2　新株予約権に関する事項

区分	新株予約権の目的となる株式の種類	新株予約権の目的となる株式の数（株）	当第１四半期連結会計期間末残高（百万円）
当社	―	―	―
連結子会社	――――		51
合計	――――		51

3　配当に関する事項

当第１四半期連結累計期間中の配当金支払額

決議	株式の種類	配当金の総額(百万円)	１株当たりの金額(円)	基準日	効力発生日	配当の原資
平成20年６月27日 定時株主総会	普通株式	53,655	7,000	平成20年３月31日	平成20年６月27日	利益剰余金
	第１回第四種優先株式	281	67,500	平成20年３月31日	平成20年６月27日	利益剰余金
	第２回第四種優先株式	281	67,500	平成20年３月31日	平成20年６月27日	利益剰余金
	第３回第四種優先株式	281	67,500	平成20年３月31日	平成20年６月27日	利益剰余金
	第４回第四種優先株式	281	67,500	平成20年３月31日	平成20年６月27日	利益剰余金
	第５回第四種優先株式	281	67,500	平成20年３月31日	平成20年６月27日	利益剰余金
	第６回第四種優先株式	281	67,500	平成20年３月31日	平成20年６月27日	利益剰余金
	第７回第四種優先株式	281	67,500	平成20年３月31日	平成20年６月27日	利益剰余金
	第８回第四種優先株式	281	67,500	平成20年３月31日	平成20年６月27日	利益剰余金
	第９回第四種優先株式	281	67,500	平成20年３月31日	平成20年６月27日	利益剰余金
	第10回第四種優先株式	281	67,500	平成20年３月31日	平成20年６月27日	利益剰余金
	第11回第四種優先株式	281	67,500	平成20年３月31日	平成20年６月27日	利益剰余金
	第12回第四種優先株式	281	67,500	平成20年３月31日	平成20年６月27日	利益剰余金
	第１回第六種優先株式	3,097	44,250	平成20年３月31日	平成20年６月27日	利益剰余金

(セグメント情報)

【事業の種類別セグメント情報】

当第１四半期連結累計期間(自　平成20年４月１日　至　平成20年６月30日)

	銀行業(百万円)	リース業(百万円)	その他事業(百万円)	計(百万円)	消去又は全社(百万円)	連結(百万円)
経常収益						
(1) 外部顧客に対する経常収益	751,388	90,231	110,282	951,902	―	951,902
(2) セグメント間の内部経常収益	15,050	667	81,045	96,763	(96,763)	―
計	766,439	90,898	191,327	1,048,665	(96,763)	951,902
経常利益	43,238	11,529	43,683	98,451	(24,816)	73,635

(注) 1　事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

【所在地別セグメント情報】

当第１四半期連結累計期間(自　平成20年４月１日　至　平成20年６月30日)

	日本(百万円)	米州(百万円)	欧州・中近東(百万円)	アジア・オセアニア(百万円)	計(百万円)	消去又は全社(百万円)	連結(百万円)
経常収益							
(1) 外部顧客に対する経常収益	763,059	57,257	67,327	64,258	951,902	—	951,902
(2) セグメント間の内部経常収益	31,362	19,437	1,536	7,164	59,500	(59,500)	—
計	794,421	76,694	68,863	71,423	1,011,402	(59,500)	951,902
経常利益	59,283	8,072	2,293	12,484	82,133	(8,498)	73,635

(注) 1　当社及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2　「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州・中近東」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には中華人民共和国、シンガポール共和国、オーストラリア連邦等が属しております。

【海外経常収益】

当第１四半期連結累計期間(自　平成20年４月１日　至　平成20年６月30日)

	金額(百万円)
Ⅰ　海外経常収益	188,842
Ⅱ　連結経常収益	951,902
Ⅲ　海外経常収益の連結経常収益に占める割合(%)	19.8

(注) 1　一般企業の海外売上高に代えて、海外経常収益を記載しております。

2　海外経常収益は、国内銀行連結子会社の海外店取引、並びに在外連結子会社の取引に係る経常収益(ただし、連結会社間の内部経常収益を除く。)で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

（有価証券関係）

当第１四半期連結会計期間

※　四半期連結貸借対照表の「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権等も含めて記載しております。

１　満期保有目的の債券で時価のあるもの（平成20年６月30日現在）

	四半期連結貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
国債	853,783	853,084	△699
地方債	97,364	96,724	△639
社債	391,739	391,102	△637
その他	11,890	11,656	△234
合計	1,354,777	1,352,567	△2,210

（注）　時価は、当第１四半期連結会計期間末日における市場価格等に基づいております。

２　その他有価証券で時価のあるもの（平成20年６月30日現在）

	取得原価（百万円）	四半期連結貸借対照表計上額（百万円）	評価差額（百万円）
株式	1,991,428	3,246,337	1,254,908
債券	11,617,619	11,404,347	△213,271
国債	10,632,152	10,425,263	△206,888
地方債	341,183	337,759	△3,424
社債	644,283	641,325	△2,958
その他	4,902,820	4,767,052	△135,768
合計	18,511,869	19,417,737	905,868

（注）１　四半期連結貸借対照表計上額は、株式については主として当第１四半期連結会計期間末前１カ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当第１四半期連結会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。

２　その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって四半期連結貸借対照表価額とし、評価差額を当第１四半期連結累計期間の損失として処理（以下、「減損処理」という。）しております。当第１四半期連結累計期間におけるこの減損処理額は3,056百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30％以上下落
正常先	時価が取得原価に比べて50％以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

（金銭の信託関係）

当第１四半期連結会計期間

１　満期保有目的の金銭の信託

該当ありません。

２　その他の金銭の信託(運用目的及び満期保有目的以外の金銭の信託)(平成20年６月30日現在)

	取得原価(百万円)	四半期連結貸借対照表計上額(百万円)	評価差額(百万円)
その他の金銭の信託	6,472	6,410	△62

(注)　四半期連結貸借対照表計上額は、当第１四半期連結会計期間末日における市場価格等に基づく時価により計上したものであります。

（デリバティブ取引関係）

当第１四半期連結会計期間

(1) 金利関連取引（平成20年６月30日現在）

区分	種類	契約額等（百万円）	時価（百万円）	評価損益（百万円）
取引所	金利先物	76,335,596	1,508	1,508
店頭	金利先渡契約	8,306,110	496	496
	金利スワップ	441,435,221	170,295	170,295
	金利スワップション	6,829,315	11,141	11,141
	キャップ	43,386,262	△3,864	△3,864
	フロアー	7,821,920	△15,094	△15,094
	その他	6,361,211	51,976	51,976
	合計	―	216,458	216,458

（注）　上記取引については時価評価を行い、評価損益を四半期連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(2) 通貨関連取引（平成20年６月30日現在）

区分	種類	契約額等（百万円）	時価（百万円）	評価損益（百万円）
店頭	通貨スワップ	22,973,325	△8,879	△58,444
	通貨スワップション	1,815,553	13,425	13,425
	為替予約	59,948,791	85,328	85,328
	通貨オプション	12,331,841	△18,535	△18,535
	合計	―	71,339	21,773

（注）　上記取引については時価評価を行い、評価損益を四半期連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の四半期連結貸借対照表表示に反映されているもの、又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。

(3) 株式関連取引（平成20年６月30日現在）

区分	種類	契約額等（百万円）	時価（百万円）	評価損益（百万円）
取引所	株式指数先物	125,284	63	63
	株式指数オプション	42,505	18	18
店頭	有価証券店頭オプション	500,812	0	0
	合計	―	81	81

（注）　上記取引については時価評価を行い、評価損益を四半期連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(4) 債券関連取引(平成20年6月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	債券先物	3,628,161	403	403
	債券先物オプション	53,210	△476	△476
店頭	債券先渡契約	50,743	980	980
	合計	―	907	907

(注) 上記取引については時価評価を行い、評価損益を四半期連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(5) 商品関連取引(平成20年6月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	商品先物	568	28	28
店頭	商品スワップ	538,824	73,486	73,486
	商品オプション	45,196	4,495	4,495
	合計	―	78,010	78,010

(注) 1 上記取引については時価評価を行い、評価損益を四半期連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2 商品は燃料及び金属等に係るものであります。

(6) クレジットデリバティブ取引(平成20年6月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	クレジット・デフォルト・オプション	2,919,326	32,340	32,340
	その他	20	0	0
	合計	―	32,340	32,340

(注) 上記取引については時価評価を行い、評価損益を四半期連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(ストック・オプション等関係)

当第1四半期連結会計期間(自　平成20年4月1日　至　平成20年6月30日)

ストック・オプション等関係について記載すべき重要なものはありません。

（１株当たり情報）

1　１株当たり純資産額

		当第１四半期連結会計期間 （平成20年６月30日現在）	前連結会計年度 （平成20年３月31日現在）
１株当たり純資産額	円	427,231.55	424,546.01

（注）１株当たり純資産額の算定上の基礎は、次のとおりであります。

		当第１四半期連結会計期間 （平成20年６月30日現在）	前連結会計年度 （平成20年３月31日現在）
純資産の部の合計額	百万円	5,285,491	5,224,076
純資産の部の合計額から控除する金額	百万円	1,986,564	2,012,532
（うち優先株式）	百万円	310,203	360,303
（うち優先配当額）	百万円	―	6,479
（うち新株予約権）	百万円	51	43
（うち少数株主持分）	百万円	1,676,309	1,645,705
普通株式に係る四半期末（期末）の純資産額	百万円	3,298,927	3,211,544
１株当たり純資産額の算定に用いられた四半期末（期末）の普通株式の数	千株	7,721	7,564

2　１株当たり四半期純利益金額等

		当第１四半期連結累計期間 （自　平成20年４月１日 至　平成20年６月30日）
１株当たり四半期純利益金額	円	7,523.83
潜在株式調整後１株当たり四半期純利益金額	円	7,223.18

（注）１株当たり四半期純利益金額及び潜在株式調整後１株当たり四半期純利益金額の算定上の基礎は、次のとおりであります。

		当第１四半期連結累計期間 （自　平成20年４月１日 至　平成20年６月30日）
１株当たり四半期純利益金額		
四半期純利益	百万円	58,096
普通株主に帰属しない金額	百万円	―
普通株式に係る四半期純利益	百万円	58,096
普通株式の期中平均株式数	千株	7,721
潜在株式調整後１株当たり四半期純利益金額		
四半期純利益調整額	百万円	△49
（うち連結子会社及び持分法適用関連会社の潜在株式による調整額）	百万円	△49
普通株式増加数	千株	314
（うち優先株式）	千株	314
（うち新株予約権）	千株	0
希薄化効果を有しないため、潜在株式調整後１株当たり四半期純利益金額の算定に含めなかった潜在株式で、前連結会計年度末から重要な変動があったものの概要		――――

(企業結合等関係)

当第１四半期連結会計期間(自　平成20年４月１日　至　平成20年６月30日)

該当ありません。

（重要な後発事象）

当第１四半期連結会計期間 （自　平成20年４月１日 至　平成20年６月30日）
当社は、平成20年７月８日開催の取締役会において、海外特別目的子会社による優先出資証券を発行することとし、かかる優先出資証券の発行を目的とする100％出資子会社を英国領ケイマン諸島に設立することを決議し、平成20年７月18日付で同社普通株式への払込みを完了いたしました。 発行した優先出資証券の概要は次のとおりであります。

1．米ドル建永久優先出資証券

発行体	SMFG Preferred Capital USD 3 Limited 英国領ケイマン諸島に新たに設立した、当社が議決権を100％保有する海外特別目的子会社
証券の種類	米ドル建配当非累積的永久優先出資証券 当社普通株式への交換権は付与されません
発行総額	1,350百万米ドル
配当率	年9.50％（平成30年７月まで固定） 平成30年７月以降は変動
発行価格	１証券あたり１千米ドル
資金使途	本優先出資証券の発行代り金は、最終的に、当社の子銀行である株式会社三井住友銀行への永久劣後特約付貸付金として全額使用
優先順位	本優先出資証券は、残余財産分配請求権において、当社が発行する優先株式と実質的に同順位
発行形態	米国市場における適格機関投資家向け私募及びユーロ市場における募集
上場	シンガポール証券取引所
払込日	平成20年７月18日

2．ポンド建永久優先出資証券

発行体	SMFG Preferred Capital GBP 2 Limited 英国領ケイマン諸島に新たに設立した、当社が議決権を100％保有する海外特別目的子会社
証券の種類	英ポンド建配当非累積的永久優先出資証券 当社普通株式への交換権は付与されません
発行総額	250百万ポンド
配当率	年10.231％（平成41年１月まで固定） 平成41年１月以降は変動
発行価格	１証券あたり１千ポンド
資金使途	本優先出資証券の発行代り金は、最終的に、当社の子銀行である株式会社三井住友銀行への永久劣後特約付貸付金として全額使用
優先順位	本優先出資証券は、残余財産分配請求権において、当社が発行する優先株式と実質的に同順位
発行形態	米国市場における適格機関投資家向け私募及びユーロ市場における募集
上場	シンガポール証券取引所
払込日	平成20年７月18日

2 【その他】

該当ありません。

第二部 【提出会社の保証会社等の情報】

該当事項はありません。

独立監査人の四半期レビュー報告書

平成20年８月13日

株式会社三井住友フィナンシャルグループ

取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	佐	藤	正	典	㊞
指定社員 業務執行社員	公認会計士	沼	野	廣	志	㊞
指定社員 業務執行社員	公認会計士	山	田	裕	行	㊞

当監査法人は、金融商品取引法第193条の２第１項の規定に基づき、「経理の状況」に掲げられている株式会社三井住友フィナンシャルグループの平成20年４月１日から平成21年３月31日までの連結会計年度の第１四半期連結累計期間（平成20年４月１日から平成20年６月30日まで）に係る四半期連結財務諸表、すなわち、四半期連結貸借対照表、四半期連結損益計算書及び四半期連結キャッシュ・フロー計算書について四半期レビューを行った。この四半期連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から四半期連結財務諸表に対する結論を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる四半期レビューの基準に準拠して四半期レビューを行った。四半期レビューは、主として経営者、財務及び会計に関する事項に責任を有する者等に対して実施される質問、分析的手続その他の四半期レビュー手続により行われており、我が国において一般に公正妥当と認められる監査の基準に準拠して実施される年度の財務諸表の監査に比べ限定された手続により行われた。

当監査法人が実施した四半期レビューにおいて、上記の四半期連結財務諸表が、我が国において一般に公正妥当と認められる四半期連結財務諸表の作成基準に準拠して、株式会社三井住友フィナンシャルグループ及び連結子会社の平成20年６月30日現在の財政状態並びに同日をもって終了する第１四半期連結累計期間の経営成績及びキャッシュ・フローの状況を適正に表示していないと信じさせる事項がすべての重要な点において認められなかった。

追記情報

重要な後発事象に記載されているとおり、会社は平成20年７月８日開催の取締役会において、海外特別目的子会社の設立及び当該海外特別目的子会社による優先出資証券の発行を決議し、平成20年７月18日付で払込が完了した。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※１　上記は、四半期レビュー報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

２　四半期連結財務諸表の範囲にはXBRLデータ自体は含まれておりません。

【表紙】

【提出書類】	確認書
【根拠条文】	金融商品取引法第24条の４の８第１項
【提出先】	関東財務局長
【提出日】	平成20年８月14日
【会社名】	株式会社三井住友フィナンシャルグループ
【英訳名】	Sumitomo Mitsui Financial Group, Inc.
【代表者の役職氏名】	取締役社長　　北　山　禎　介
【最高財務責任者の役職氏名】	―
【本店の所在の場所】	東京都千代田区有楽町一丁目１番２号
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号） 株式会社大阪証券取引所 （大阪市中央区北浜一丁目８番16号） 株式会社名古屋証券取引所 （名古屋市中区栄三丁目８番20号）

File No. 82-4395
Exhibit B2(a)

【表紙】

【提出書類】	有価証券報告書の訂正報告書
【根拠条文】	金融商品取引法第24条の２第１項
【提出先】	関東財務局長
【提出日】	平成20年８月14日
【事業年度】	第６期(自 平成19年４月１日 至 平成20年３月31日)
【会社名】	株式会社三井住友フィナンシャルグループ
【英訳名】	Sumitomo Mitsui Financial Group, Inc.
【代表者の役職氏名】	取締役社長 北 山 禎 介
【本店の所在の場所】	東京都千代田区有楽町一丁目１番２号
【電話番号】	東京(03)5512-3411 (大代表)
【事務連絡者氏名】	財務部副部長 山 崎 武
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	株式会社東京証券取引所 (東京都中央区日本橋兜町２番１号) 株式会社大阪証券取引所 (大阪市中央区北浜一丁目８番16号) 株式会社名古屋証券取引所 (名古屋市中区栄三丁目８番20号)

1　【有価証券報告書の訂正報告書の提出理由】

平成20年6月30日に提出いたしました第6期(自 平成19年4月1日 至 平成20年3月31日)有価証券報告書の記載事項の一部に訂正すべき事項がありましたので、これを訂正するため、有価証券報告書の訂正報告書を提出するものであります。

2　【訂正事項】

(1) 第一部 企業情報

第1 企業の概況

1 主要な経営指標等の推移

(1) 当連結会計年度の前4連結会計年度及び当連結会計年度に係る主要な経営指標等の推移

第2 事業の状況

1 業績等の概要

(1) 業績

③ 営業の成果

(自己資本比率の状況)

7 財政状態及び経営成績の分析

3 連結自己資本比率(第一基準)

3　【訂正箇所】

訂正箇所は__を付して表示しております。

第一部 【企業情報】

第１ 【企業の概況】

１ 【主要な経営指標等の推移】

(1) 当連結会計年度の前４連結会計年度及び当連結会計年度に係る主要な経営指標等の推移

（訂正前）

		平成15年度	平成16年度	平成17年度	平成18年度	平成19年度
		(自平成15年４月１日 至平成16年３月31日)	(自平成16年４月１日 至平成17年３月31日)	(自平成17年４月１日 至平成18年３月31日)	(自平成18年４月１日 至平成19年３月31日)	(自平成19年４月１日 至平成20年３月31日)
連結自己資本比率 (第一基準)	%	11.37	9.94	12.39	11.31	10.55

（訂正後）

		平成15年度	平成16年度	平成17年度	平成18年度	平成19年度
		(自平成15年４月１日 至平成16年３月31日)	(自平成16年４月１日 至平成17年３月31日)	(自平成17年４月１日 至平成18年３月31日)	(自平成18年４月１日 至平成19年３月31日)	(自平成19年４月１日 至平成20年３月31日)
連結自己資本比率 (第一基準)	%	11.37	9.94	12.39	11.31	10.56

第２　【事業の状況】

１　【業績等の概要】

(1) 業績

③ 営業の成果

（訂正前）

（省略）

連結自己資本比率は、10.55%となりました。

（訂正後）

（省略）

連結自己資本比率は、10.56%となりました。

（自己資本比率の状況）

連結自己資本比率(第一基準)

（訂正前）

項目			平成19年３月31日 金額(百万円)	平成20年３月31日 金額(百万円)
リスク・ アセット等	オペレーショナル・リスク相当額に係る額((J)／８%)	(Ｉ)	4,020,082	3,355,600
	(参考)オペレーショナル・リスク相当額	(Ｊ)	321,606	268,448
	旧所要自己資本の額に告示に定める率を乗じて得た額が新所要自己資本の額を上回る額に12.5を乗じて得た額	(Ｋ)	―	―
	計((F)＋(G)＋(I)＋(K))	(Ｌ)	60,540,346	63,120,972
連結自己資本比率(第一基準)＝E／L×100(%)			11.31%	10.55%

（訂正後）

項目		平成19年３月31日 金額(百万円)	平成20年３月31日 金額(百万円)

リスク・ アセット等	オペレーショナル・リスク相当額に係る額((J)／8%)	(I)	4,020,082	3,351,976
	(参考)オペレーショナル・リスク相当額	(J)	321,606	268,158
	旧所要自己資本の額に告示に定める率を乗じて得た額が新所要自己資本の額を上回る額に12.5を乗じて得た額	(K)	—	—
	計((F)+(G)+(I)+(K))	(L)	60,540,346	63,117,349
連結自己資本比率(第一基準)=E／L×100(%)			11.31%	10.56%

7 【財政状態及び経営成績の分析】

3 連結自己資本比率(第一基準)

(訂正前)

(省略)

リスク・アセット等は、海外での貸出の増加及びリース会社合併による増加等により、前連結会計年度末比２兆5,806億円増加して63兆1,209億円となりました。

以上の結果、連結自己資本比率は、前連結会計年度末比0.76%低下して、10.55%となりました。

(金額単位 億円)

	前連結会計年度	当連結会計年度
連結自己資本比率(第一基準)	11.31%	10.55%
リスク・アセット等	605,403	631,209

(訂正後)

(省略)

リスク・アセット等は、海外での貸出の増加及びリース会社合併による増加等により、前連結会計年度末比２兆5,770億円増加して63兆1,173億円となりました。

以上の結果、連結自己資本比率は、前連結会計年度末比0.75%低下して、10.56%となりました。

(金額単位 億円)

	前連結会計年度	当連結会計年度
連結自己資本比率(第一基準)	11.31%	10.56%
リスク・アセット等	605,403	631,173

【表紙】

【提出書類】	有価証券報告書の訂正報告書
【根拠条文】	金融商品取引法第24条の２第１項
【提出先】	関東財務局長
【提出日】	平成20年８月14日
【事業年度】	第５期(自 平成19年４月１日 至 平成20年３月31日)
【会社名】	株式会社三井住友銀行
【英訳名】	Sumitomo Mitsui Banking Corporation
【代表者の役職氏名】	頭取 奥 正之
【本店の所在の場所】	東京都千代田区有楽町一丁目１番２号
【電話番号】	東京(03)3501-1111(大代表)
【事務連絡者氏名】	財務企画部副部長 山崎 武
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	金融商品取引法の規定による備置場所はありません。

1　【有価証券報告書の訂正報告書の提出理由】

平成20年６月30日に提出いたしました第５期(自　平成19年４月１日　至　平成20年３月31日)有価証券報告書の記載事項の一部に訂正すべき事項がありましたので、これを訂正するため、有価証券報告書の訂正報告書を提出するものであります。

2　【訂正事項】

第一部　企業情報

第２　事業の状況

1　業績等の概要

(自己資本比率の状況)

連結自己資本比率(国際統一基準)

単体自己資本比率(国際統一基準)

7　財政状態及び経営成績の分析

3　連結自己資本比率(国際統一基準)

3　【訂正箇所】

訂正箇所は＿を付して表示しております。

第一部 【企業情報】

第２ 【事業の状況】

１ 【業績等の概要】

（自己資本比率の状況）

連結自己資本比率(国際統一基準)

（訂正前）

項目			平成19年３月31日	平成20年３月31日
			金額(百万円)	金額(百万円)
リスク・アセット等	オペレーショナル・リスク相当額に係る額((Ｊ)／８％)	(Ｉ)	3,701,598	2,974,996
	(参考)オペレーショナル・リスク相当額	(Ｊ)	296,127	237,999
	旧所要自己資本の額に告示に定める率を乗じて得た額が新所要自己資本の額を上回る額に12.5を乗じて得た額	(Ｋ)	―	―
	計((Ｆ)＋(Ｇ)＋(Ｉ)＋(Ｋ))	(Ｌ)	57,738,321	59,017,508

（訂正後）

項目			平成19年３月31日	平成20年３月31日
			金額(百万円)	金額(百万円)
リスク・アセット等	オペレーショナル・リスク相当額に係る額((Ｊ)／８％)	(Ｉ)	3,701,598	2,971,224
	(参考)オペレーショナル・リスク相当額	(Ｊ)	296,127	237,697
	旧所要自己資本の額に告示に定める率を乗じて得た額が新所要自己資本の額を上回る額に12.5を乗じて得た額	(Ｋ)	―	―
	計((Ｆ)＋(Ｇ)＋(Ｉ)＋(Ｋ))	(Ｌ)	57,738,321	59,013,736

単体自己資本比率(国際統一基準)

(訂正前)

項目			平成19年３月31日 金額(百万円)	平成20年３月31日 金額(百万円)
リスク・アセット等				
	オペレーショナル・リスク相当額に係る額((Ｊ)／８%)	(Ｉ)	3,053,199	2,245,576
	(参考)オペレーショナル・リスク相当額	(Ｊ)	244,255	179,646
	旧所要自己資本の額に告示に定める率を乗じて得た額が新所要自己資本の額を上回る額に12.5を乗じて得た額	(Ｋ)	―	―
	計((Ｆ)＋(Ｇ)＋(Ｉ)＋(Ｋ))	(Ｌ)	52,014,363	51,703,319

(訂正後)

項目			平成19年３月31日 金額(百万円)	平成20年３月31日 金額(百万円)
リスク・アセット等				
	オペレーショナル・リスク相当額に係る額((Ｊ)／８%)	(Ｉ)	3,053,199	2,241,099
	(参考)オペレーショナル・リスク相当額	(Ｊ)	244,255	179,287
	旧所要自己資本の額に告示に定める率を乗じて得た額が新所要自己資本の額を上回る額に12.5を乗じて得た額	(Ｋ)	―	―
	計((Ｆ)＋(Ｇ)＋(Ｉ)＋(Ｋ))	(Ｌ)	52,014,363	51,698,842

7 【財政状態及び経営成績の分析】

3 連結自己資本比率(国際統一基準)

(訂正前)

(省略)

リスク・アセット等は、海外での貸出の増加等により、前連結会計年度比1兆2,791億円増加して59兆175億円となりました。

以上の結果、連結自己資本比率は、前連結会計年度末比0.76%低下して、12.19%となりました。

(金額単位 億円)

	前連結会計年度	当連結会計年度
リスク・アセット等	577,383	590,175

(訂正後)

(省略)

リスク・アセット等は、海外での貸出の増加等により、前連結会計年度比1兆2,754億円増加して59兆137億円となりました。

以上の結果、連結自己資本比率は、前連結会計年度末比0.76%低下して、12.19%となりました。

(金額単位 億円)

	前連結会計年度	当連結会計年度
リスク・アセット等	577,383	590,137

平成20年8月14日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

（訂正）平成20年3月期決算短信及び決算説明資料の訂正について

平成20年5月16日に公表した平成20年3月期決算短信及び決算説明資料において、記載内容の一部に誤りがありましたので、お詫び申し上げますとともに、以下のとおり訂正いたします。

Ⅰ．平成20年3月期決算短信

○ 1ページ

1. 平成20年3月期の連結業績（平成19年4月1日～平成20年3月31日）

(2) 連結財政状態

連結自己資本比率（第一基準）

（訂正前）　[速報値] 10.55%

（訂正後）　10.56%

○ 5ページ

Ⅰ．経営成績

2. 財政状態に関する分析

（訂正前）

（４）自己資本比率（第一基準）　（速報値）

連結自己資本比率は、10.55%となりました。

（訂正後）

（４）自己資本比率（第一基準）

連結自己資本比率は、10.56%となりました。

Ⅱ. 平成19年度決算説明資料

○ 7ページ

9. 自己資本比率

（訂正前）

【連結】　（単位　億円、%）

	20年3月末 [速報値]	19年3月末比	19年3月末
（1）連結自己資本比率（第一基準）	10.55	△ 0.76	11.31
Tier I 比率	6.94	0.50	6.44
（2）Tier I	43,815	4,782	39,033
（3）Tier II	30,219	△ 6,183	36,402
（4）控除項目	7,378	470	6,908
（5）自己資本（2）+（3）-（4）	66,655	△ 1,872	68,527
（6）リスク・アセット等	631,210	25,807	605,403
（7）連結総所要自己資本額（6）×8%	50,497	2,065	48,432

【三井住友銀行連結】

連結自己資本比率（国際統一基準）	12.19	△ 0.76	12.95

【三井住友銀行単体】

単体自己資本比率（国際統一基準）	12.67	△ 0.78	13.45

（訂正後）

【連結】　（単位　億円、%）

	20年3月末	19年3月末比	19年3月末
（1）連結自己資本比率（第一基準）	10.56	△ 0.75	11.31
Tier I 比率	6.94	0.50	6.44
（2）Tier I	43,815	4,782	39,033
（3）Tier II	30,219	△ 6,183	36,402
（4）控除項目	7,378	470	6,908
（5）自己資本（2）+（3）-（4）	66,655	△ 1,872	68,527
（6）リスク・アセット等	631,173	25,770	605,403
（7）連結総所要自己資本額（6）×8%	50,494	2,062	48,432

【三井住友銀行連結】

連結自己資本比率（国際統一基準）	12.19	△ 0.76	12.95

【三井住友銀行単体】

単体自己資本比率（国際統一基準）	12.67	△ 0.78	13.45

以　上

【本件に関するお問い合わせ先】
広報部　TEL：03－5512－2676

Correction in the Earnings Release for the Fiscal Year ended March 31, 2008

TOKYO, August 14, 2008 --- Sumitomo Mitsui Financial Group, Inc. announced today the following corrections in the earnings release announced on May 16, 2008.

I. Financial Results for the Fiscal Year ended March 31, 2008

Page 1

1. Consolidated Financial Results (for the fiscal year ended March 31, 2008)

(2) Financial Position

Capital Ratio

(Before correction)	(Preliminary) 10.55%
(After correction)	10.56%

Page 5

I. Operating and Financial Review

2. Consolidated Financial Position as of March 31, 2008

(Before correction)

(4) Capital Ratio (preliminary)

Capital ratio was 10.55% on a consolidated basis.

(After correction)

(4) Capital Ratio

Capital ratio was 10.56% on a consolidated basis.

II. Supplementary Information

Page 7

9. Capital Ratio <Consolidated>

(Before correction)

(Billions of yen, %)

		Mar.31, 2008 [Preliminary]	Change	Mar.31, 2007
(1)	Capital ratio	10.55	(0.76)	11.31
	Tier I ratio	6.94	0.50	6.44
(2)	Tier I	4,381.5	478.2	3,903.3
(3)	Tier II	3,021.9	(618.3)	3,640.2
(4)	Subtraction items	737.8	47.0	690.8
(5)	Total capital (2) + (3) - (4)	6,665.5	(187.2)	6,852.7
(6)	Risk-adjusted assets	63,121.0	2,580.7	60,540.3
(7)	Required capital (6) X 8%	5,049.7	206.5	4,843.2

<SMBC consolidated> (%)

Capital ratio (BIS Guidelines)	12.19	(0.76)	12.95

<SMBC Non-consolidated> (%)

Capital ratio (BIS Guidelines)	12.67	(0.78)	13.45

(After correction)

(Billions of yen, %)

		Mar.31, 2008	Change	Mar.31, 2007
(1)	Capital ratio	10.56	(0.75)	11.31
	Tier I ratio	6.94	0.50	6.44
(2)	Tier I	4,381.5	478.2	3,903.3
(3)	Tier II	3,021.9	(618.3)	3,640.2
(4)	Subtraction items	737.8	47.0	690.8
(5)	Total capital (2) + (3) - (4)	6,665.5	(187.2)	6,852.7
(6)	Risk-adjusted assets	63,117.3	2,577.0	60,540.3
(7)	Required capital (6) X 8%	5,049.4	206.2	4,843.2

<SMBC consolidated> (%)

Capital ratio (BIS Guidelines)	12.19	(0.76)	12.95

<SMBC Non-consolidated> (%)

Capital ratio (BIS Guidelines)	12.67	(0.78)	13.45

平成20年8月14日

各　　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

平成21年3月期第1四半期における自己資本比率の状況について

平成20年6月末現在の当社及び株式会社三井住友銀行の連結自己資本比率、並びに株式会社三井住友銀行の単体自己資本比率を算出いたしましたので、お知らせいたします。

【三井住友フィナンシャルグループ連結】　（単位　億円、%）

	20年6月末		20年3月末
		20年3月末比	
(1)連結自己資本比率(第一基準)	10.35	△ 0.21	10.56
Tier I 比率	6.80	△ 0.14	6.94
(2)Tier I	44,006	191	43,815
(3)Tier II	30,516	297	30,219
(4)控除項目	7,553	175	7,378
(5)自己資本(2)+(3)-(4)	66,969	314	66,655
(6)リスク・アセット等	646,941	15,768	631,173
(7)総所要自己資本額(6)×8%	51,755	1,261	50,494

【三井住友銀行連結】　（単位　億円、%）

	20年6月末		20年3月末
		20年3月末比	
(1)連結自己資本比率(国際統一基準)	11.94	△ 0.25	12.19
Tier I 比率	7.49	△ 0.14	7.63
(2)Tier I	45,470	426	45,044
(3)Tier II	30,679	343	30,336
(4)控除項目	3,663	267	3,396
(5)自己資本(2)+(3)-(4)	72,486	502	71,984
(6)リスク・アセット等	606,854	16,717	590,137
(7)総所要自己資本額(6)×8%	48,548	1,337	47,211

【三井住友銀行単体】

（単位　億円、％）

	20年６月末	20年３月末比	20年３月末
(1)単体自己資本比率(国際統一基準)	12.64	△ 0.03	12.67
Tier I 比率	7.31	0.04	7.27
(2)Tier I	38,999	1,372	37,627
(3)Tier II	31,118	496	30,622
(4)控除項目	2,702	△ 22	2,724
(5)自己資本(2)+(3)-(4)	67,415	1,891	65,524
(6)リスク・アセット等	533,158	16,170	516,988
(7)総所要自己資本額(6)×8%	42,653	1,294	41,359

以　上

【本件に関するお問い合わせ先】
広報部　TEL：03－5512－2676

Capital Ratio as of June 30, 2008

TOKYO, August 14, 2008 --- Sumitomo Mitsui Financial Group, Inc. announced today capital ratios and the related information as of June 30, 2008.

I. Sumitomo Mitsui Financial Group (on a consolidated basis)

(Billions of yen, except ratios)

		June 30, 2008	Change	March 31, 2008
(1)	Capital ratio	10.35%	(0.21)%	10.56%
	Tier I ratio	6.80%	(0.14)%	6.94%
(2)	Tier I	¥4,400.6	¥ 19.1	¥4,381.5
(3)	Tier II	3,051.6	29.7	3,021.9
(4)	Subtraction items	755.3	17.5	737.8
(5)	Total capital (2) + (3) - (4)	6,696.9	31.4	6,665.5
(6)	Risk-adjusted assets	64,694.1	1,576.8	63,117.3
(7)	Required capital (6) X 8%	5,175.5	126.1	5,049.4

II. Sumitomo Mitsui Banking Corporation (on a consolidated basis)

(Billions of yen, except ratios)

		June 30, 2008	Change	March 31, 2008
(1)	Capital ratio	11.94%	(0.25)%	12.19%
	Tier I ratio	7.49%	(0.14)%	7.63%
(2)	Tier I	¥4,547.0	¥ 42.6	¥4,504.4
(3)	Tier II	3,067.9	34.3	3,033.6
(4)	Subtraction items	366.3	26.7	339.6
(5)	Total capital (2) + (3) - (4)	7,248.6	50.2	7,198.4
(6)	Risk-adjusted assets	60,685.4	1,671.7	59,013.7
(7)	Required capital (6) X 8%	4,854.8	133.7	4,721.1

III. Sumitomo Mitsui Banking Corporation (on a non-consolidated basis)

(Billions of yen, except ratios)

		June 30, 2008	Change	March 31, 2008
(1)	Capital ratio	12.64%	(0.03)%	12.67%
	Tier I ratio	7.31%	0.04%	7.27%
(2)	Tier I	¥3,899.9	¥ 137.2	¥3,762.7
(3)	Tier II	3,111.8	49.6	3,062.2
(4)	Subtraction items	270.2	(2.2)	272.4
(5)	Total capital (2) + (3) - (4)	6,741.5	189.1	6,552.4
(6)	Risk-adjusted assets	53,315.8	1,617.0	51,698.8
(7)	Required capital (6) X 8%	4,265.3	129.4	4,135.9

平成20年9月29日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　8316）
株式会社三井住友銀行
株式会社セントラルファイナンス
（コード番号　8588）
株式会社オーエムシーカード
（コード番号　8258）
三井住友カード株式会社
株式会社クオーク

三井住友フィナンシャルグループのクレジットカード事業戦略の推進状況について

株式会社三井住友フィナンシャルグループ（取締役社長：北山　禎介、以下「ＳＭＦＧ」）、株式会社三井住友銀行（頭取：奥　正之、以下「三井住友銀行」）、株式会社セントラルファイナンス（代表取締役社長：土川　立夫、以下「ＣＦ」）、株式会社オーエムシーカード（代表取締役社長：江幡　真史、以下「ＯＭＣカード」）、三井住友カード株式会社（代表取締役社長：月原　紘一、以下「三井住友カード」）、及び株式会社クオーク（代表取締役社長：仁瓶　眞平、以下「クオーク」）が、「本邦ナンバーワンのクレジットカード事業体の実現」に向け進めております事業戦略の推進状況をお知らせいたします。

記

1．ＣＦ、ＯＭＣカード及びクオークの合併

ＣＦ、ＯＭＣカード及びクオークは、本日、別途「合併契約書の締結について」にてお知らせの通り、平成21年4月1日を合併期日とする３社の合併（以下、「本合併」）について最終的に合意し、本日開催の各社取締役会で決議の上、合併契約を締結いたしました（本合併後の会社を以下「合併会社」）。

本合併により、ＳＭＦＧグループに三井住友カードと並ぶ業界最大手クラスのクレジットカード会社が誕生するとともに、グループのクレジットカード事業は、強みの異なる三井住友カードと合併会社の２社体制を中心とした枠組みに集約されることとなります。

なお、合併会社は、ＳＭＦＧグループとしての一体感を保ちつつ上場会社としての独立性を維持し、流通系、信販系として築きあげてきた得意マーケットにおいて専門性と機動性を発揮し、三井住友カードと並ぶＳＭＦＧグループの中核会社として事業を展開してまいります。

〔合併会社の概要〕

商号	：	株式会社セディナ
事業内容	：	クレジットカード事業、個品割賦事業、融資事業、その他
本店所在地	：	愛知県名古屋市
代表者	：	代表取締役会長　土川　立夫
		代表取締役社長　舟橋　裕道
		代表取締役副社長　仁瓶　眞平
		代表取締役副社長　江幡　真史
		代表取締役副社長　浜　　芳樹

2. SMFGによるOMCカードへの追加出資

合併会社のグループ中核会社としての位置付けを一層明確化するため、SMFGは、OMCカードの普通株式を第三者割当の方法により引き受けるとともに、OMCカードが発行する転換社債型新株予約権付社債を第三者割当の方法により取得する予定です。

① OMCカードによる普通株式の発行

i)	発行新株式数	66,666,600株
ii)	発行価格総額	15,999,984,000円
iii)	割当先	SMFG
iv)	払込期日	平成20年10月14日

今回の普通株式の発行後、議決権総数に対するSMFGの議決権比率は48.8%程度となります。

② OMCカードによる転換社債型新株予約権付社債の発行

i)	社債の総額	13,000,000,000円
ii)	割当先	SMFG
iii)	払込期日	平成20年10月14日

今回発行する転換社債型新株予約権付社債（以下「本転換社債」）は、本合併の効力発生日もしくはその翌日に全てが普通株式に転換されますが、当初転換価格にて転換された場合、合併会社の議決権総数に対するSMFGの議決権比率は48.6%程度となる予定です。

今回の調達により、OMCカード及び合併会社は自己資本の充実による財務基盤の強化を図るとともに、調達する資金については、合併関連システム投資資金、事業のインフラ整備にかかる資金等に充当される予定です。なお、詳細につきましては、OMCカードが本日付で公表しております「第三者割当による新株式の発行並びに転換社債型新株予約権付社債の発行に関するお知らせ」をご参照ください。

3. 中間持株会社の設立

SMFGは、関係当局の許認可等の取得を前提として、平成20年10月1日に株式会社SMFGカード&クレジット（以下「FGCC」）を設立します。
また、FGCCは、本日、別途「三井住友フィナンシャルグループのクレジットカード事業戦略の推進に係る組織再編について」にてお知らせの通り、関係当局の許認可等の取得を前提として、SMFG及び三井住友銀行からの会社分割、SMFGとFGCCとの間の株式交換の方法により、三井住友カード、CF、OMCカード、及びクオークの株式を保有する中間持株会社となります。
FGCCは、グループ統一的な戦略方針の策定と三井住友カードと合併会社との一体的な連携体制の構築を担い、グループカード事業戦略の狙いである「グループトータルでのスケールメリットの徹底追求」と「各社の強みを活かしたトップラインシナジーの極大化」の実現を図ってまいります。
また、2社連携戦略の円滑な推進等の観点から、FGCCに三井住友カード及び合併会社から人材を派遣するとともに、各社間での人材交流を積極的に進めてまいります。

〔中間持株会社の概要〕

商号	:	株式会社SMFGカード&クレジット
事業内容	:	子会社及び関連会社の経営管理等
本店所在地	:	東京都千代田区
代表者	:	代表取締役社長　國部　毅

＜中間持株会社体制構築のながれ＞

【スキーム】


SMFG 三井住友フィナンシャルグループ
③ 株式交換
① 中間持株会社新設
④ 吸収分割
SMBC
三井住友銀行
SMFGカード&クレジット
② 吸収分割

※②～④の効力発生日は、平成20年12月1日を予定

4．事業戦略の推進について

ＣＦ、ＯＭＣカード、クオーク、三井住友カード、ＳＭＦＧ及び三井住友銀行は、本年２月に合意した事業戦略をさらに進展させ、「クレジットカード戦略構築に関する追加合意書」を締結いたしました。

（1）システム

三井住友カード及び合併会社は、スケールメリットを最大限発揮できる最適なシステム構成として、現在三井住友カードが検討を進めている次期システム計画をもとに、合併会社の機能を加味した次期システムの構築を行う方針に合意し、一部開発に着手いたしました。

具体的には、売上、請求等の勘定処理の根幹を担う基幹システムについて、次期システムに両社システムを一本化するほか、周辺システムについても、入会審査、延滞管理、コールセンターシステム等の幅広いシステムの一体化を実現するなど、両社は、次世代システムへの更改とシステムの一体化を順次行ってまいります。

また上記に加え、外部ネットワークとの接続システムの共同化等、システム一体化を待たずに各社システムの連携を図ることとしており、一部システムについては平成21年度中の共同利用開始を目指す等、スケールメリットの早期実現に取組んでまいります。

これらの方策により、次期システム開発費用が、各社単独での投資対比大幅に削減可能となるほか、次期システム稼動後のシステム運用費用について、三井住友カード及び合併会社それぞれ20～30%程度のコスト削減を見込んでおります。

（2）その他事業戦略

営業面につきましては、三井住友カード、ＣＦ、ＯＭＣカード及びクオーク間の連携体制構築により、ニーズに応じた提携先企業の相互紹介や商品・サービスの共同提供を通じ、多くの成果を挙げつつあります。また、平成20年6月30日付けでお知らせした東海地区におけるＣＦと三井住友銀行の顧客紹介業務に関する連携等、三井住友銀行との連携も更に推進してまいります。

プロセシング業務、アクワイアリング業務につきましても、システム一体化に合わせて抜本的な一体化・集約を行うこととしておりますが、三井住友カード及び合併会社間の入会事務処理の共同化、入会審査業務の集約等、順次一体化を進め、コストシナジーの前倒し実現を図ってまいります。

5．中期目標

以上のクレジットカード事業戦略の推進により、成長するカードショッピング市場や法改正等による事業環境の変化等にいち早く対応し、三井住友カード及び合併会社の密接な連携による業務シナジーや、合併会社の合併シナジーの早期実現を含めた事業構造の変革を進め、三井住友カード及び合併会社合算で、平成23年度カードショッピング取扱高を平成19年度比50%以上増、平成23年度営業利益600億円を目指してまいります。

（億円）

	平成19年度実績	三井住友カード	合併会社	平成23年度計画	三井住友カード	合併会社
カードショッピング取扱高	6.9兆円	5.2兆円	1.7兆円	11.0兆円	8.1兆円	2.9兆円
個品割賦取扱高	7,871	-	7,871	7,340	-	7,340
キャッシング残高	7,403	1,816	5,587	6,880	1,540	5,340
営業収益	4,722	1,683	3,039	4,920	2,160	2,760
営業利益	▲ 16	169	▲ 185	600	300	300

※ 合併会社の平成19年度実績は、ＣＦ、ＯＭＣカード、クオーク実績値の単純合算です。

6．今後の業績見通し

（1） ＳＭＦＧ

本件に伴う平成21年3月期業績予想の修正はありません。

（2） ＣＦ

本件に伴う平成21年3月期業績予想の修正はありません。

（3） ＯＭＣカード

本件に伴う平成21年3月期業績予想の修正はありません。

(参考資料：クレジットカード事業戦略の全体イメージ)


お客さま(生活者、提携先企業、等)
生活者の嗜好・ニーズ多様化
消費シーンの多面化
提携先企業ニーズの専門化・複合化
三井住友カード
三井住友カード
・フルライン
・インフラ活用型提携
・先端技術
トップラインシナジーの極大化
・複合連携体制
・受託ビジネス拡大
・機能相互補完・ノウハウ共有
スケールメリットの追求
合併会社セディナ
3社合併(H21/4)
Cedyna
OMC
QUOQ
・カード・信販リンケージ
・MSPモデル型提携
・生活者視点のマーケティング
・システムの一体化
・プロセシング、アクワイアリングの一体化・集約
66%
・連携体制構築
・人材派遣・交流
40%台
追加出資(H20/10)
中間持株会社SMFGカード&クレジット
SMFGカード&クレジット
中間持株設立(H20/10)
100%
SMFG 三井住友フィナンシャルグループ

（参考資料：各社の概要）

○株式会社三井住友フィナンシャルグループの概要

商号	株式会社三井住友フィナンシャルグループ
主な事業内容	銀行、その他銀行法により子会社とすることができる会社の経営管理及びそれらの業務に附帯する業務
設立年月日	平成14年12月2日
所在地	東京都千代田区有楽町一丁目1番2号
代表者	取締役社長　北山　禎介
資本金	1,420,877百万円（平成20年3月31日現在）
従業員数	46,429名（連結）（平成20年3月31日現在）
大株主及び持株比率	日本マスタートラスト信託銀行株式会社（信託口）　(6.37%) 日本トラスティ・サービス信託銀行株式会社（信託口）　(6.31%) 日本生命保険相互会社　(1.99%) （平成20年3月31日現在）

○株式会社三井住友銀行の概要

商号	株式会社三井住友銀行
主な事業内容	銀行業
設立年月日	平成8年6月6日
所在地	東京都千代田区有楽町一丁目1番2号
代表者	頭取　奥　正之
資本金	664,986百万円（平成20年3月31日現在）
従業員数	17,886名（単体）（平成20年3月31日現在）
大株主及び持株比率	株式会社三井住友フィナンシャルグループ（100.00%） （平成20年3月31日現在）

○株式会社セントラルファイナンスの概要

商号	株式会社セントラルファイナンス
主な事業内容	クレジットカード業務、ショッピングクレジット業務、融資業務、保証業務、集金代行業務
設立年月日	昭和35年1月28日
所在地	愛知県名古屋市中区錦三丁目20番27号
代表者	代表取締役社長　土川　立夫
資本金	23,254百万円（平成20年3月31日現在）
従業員数	2,231名（連結）（平成20年3月31日現在）
大株主及び持株比率	株式会社三井住友銀行　(14.29%) 株式会社三井住友フィナンシャルグループ　(8.78%) 三井物産株式会社　(8.78%) （平成20年3月31日現在）

○株式会社オーエムシーカードの概要

商　　　　　号	株式会社オーエムシーカード
主 な 事 業 内 容	クレジットカード業務
設 立 年 月 日	昭和25年9月11日
所　　在　　地	東京都港区港南二丁目16番4号
代　　表　　者	代表取締役社長　江幡　真史
資　　本　　金	43,343百万円（平成20年2月29日現在）
従　業　員　数	1,273名（連結）（平成20年2月29日現在）
大株主及び持株比率	株式会社三井住友銀行（32.29%） 株式会社ダイエー（20.60%） アコム株式会社（15.02%） （平成20年2月29日現在）

○三井住友カード株式会社の概要

商　　　　　号	三井住友カード株式会社
主 な 事 業 内 容	クレジットカード業務、ローン業務、保証業務、ギフトカード業務、その他付随業務
設 立 年 月 日	昭和42年12月26日
所　　在　　地	大阪府大阪市中央区今橋四丁目5番15号
代　　表　　者	代表取締役社長　月原　紘一
資　　本　　金	34,000百万円（平成20年3月31日現在）
従　業　員　数	1,989名(単体)（平成20年3月31日現在）
大株主及び持株比率	株式会社三井住友フィナンシャルグループ（66.00%） 株式会社エヌ・ティ・ティ・ドコモ（34.00%） （平成20年3月31日現在）

○株式会社クオークの概要

商　　　　　号	株式会社クオーク
主 な 事 業 内 容	クレジットカード業務、ショッピングクレジット業務、融資業務、信用保証業務、集金代行業務
設 立 年 月 日	昭和53年4月5日
所　　在　　地	東京都港区三田三丁目5番27号
代　　表　　者	代表取締役社長　仁瓶　眞平
資　　本　　金	4,750百万円（平成20年3月31日現在）
従　業　員　数	1,233名(単体)（平成20年3月31日現在）
大株主及び持株比率	株式会社セントラルファイナンス（20.00%） 銀泉株式会社（17.08%） 株式会社三井住友銀行（11.00%） （平成20年3月31日現在）

【ご参考】本件に関連する本日付公表のその他のリリース

・ＣＦ、ＯＭＣカード、クオーク
「合併契約書の締結について」
・ＯＭＣカード
「第三者割当による新株式の発行並びに転換社債型新株予約権付社債の発行に関するお知らせ」
・ＳＭＦＧ、三井住友銀行
「三井住友フィナンシャルグループのクレジットカード事業戦略の推進に係る組織再編について」

以　上

【本件に関するお問い合わせ先】

ＳＭＦＧ	広報部		03-5512-2679
三井住友銀行	広報部		03-5512-2679
ＣＦ	経営企画部	広報 IR 担当	052-203-1198
ＯＭＣカード	構造変革部	広報担当	03-6714-7723
三井住友カード	経営企画部	広報室	03-5470-7240
クオーク	企画部		03-6722-9263

Sumitomo Mitsui Financial Group, Inc.
(Code: 8316)
Sumitomo Mitsui Banking Corporation
Central Finance Co., Ltd.
(Code: 8588)
OMC Card, Inc.
(Code: 8258)
Sumitomo Mitsui Card Co., Ltd.
QUOQ Inc.

Progress of the Credit Card Business Strategy of Sumitomo Mitsui Financial Group

TOKYO, September 29, 2008 – Sumitomo Mitsui Financial Group, Inc. ("SMFG", President: Teisuke Kitayama), Sumitomo Mitsui Banking Corporation ("SMBC", President: Masayuki Oku), Central Finance Co., Ltd. ("CF", President & Director: Tatsuo Tsuchikawa), OMC Card, Inc. ("OMC", President and COO: Shinji Ebata), Sumitomo Mitsui Card Co., Ltd. ("SMCC", President: Koichi Tsukihara) and QUOQ Inc. ("QUOQ", President: Shinpei Nihei) hereby announce the progress of their business strategy to "establish the number one credit card business entity in Japan", as follows:

1. Merger of CF, OMC and QUOQ

As separately announced in the press release entitled "Conclusion of Merger Agreement" issued by CF, OMC and QUOQ today executed an agreement of their merger on April 1, 2009 (the "Merger"), pursuant to the resolutions of the meetings of their respective boards of directors held today. (Hereinafter the company formed by the Merger shall be referred to as the "Merged Company").

Upon the Merger, the industry's top class credit card company, on a par with SMCC will be born within SMFG group. The group's credit card businesses will be consolidated into a framework based on a two-company system consists of SMCC and the Merged Company, which have different strengths.

The Merged Company will maintain its independence as a listed corporation, while keeping a sense of unity as a member of SMFG group. Also, as a core company within SMFG group which stands on a par with SMCC, the Merged Company will develop business through its expertise and agility in the markets where its strength has been built in affiliation with the retail and credit sales businesses.

<Outline of the Merged Company>

Trade Name	: Cedyna Financial Corporation
Description of Business	: Credit card business, installment credit business, financing business and others
Location of Head Office	: Nagoya-shi, Aichi
Representative	: Tatsuo Tsuchikawa, Representative Director and Chairman Hiromichi Funahashi, Representative Director and President Shinpei Nihei, Representative Director and Vice President Shinji Ebata, Representative Director and Vice President Yoshiki Hama, Representative Director and Vice President

2. Additional Investment by SMFG in OMC

With a view to further clearly defining the Merged Company's position as a core credit card company within the group, SMFG will subscribe for OMC's ordinary shares through a third party allotment, and will also acquire convertible bond-type bonds with stock acquisition rights to be issued by OMC through a third party allotment.

(1) Issuance by OMC of Ordinary Shares

i) Number of new shares to be issued :	66,666,600shares
ii) Total issue price:	JPY 15,999,984,000
iii) Party to which shares are allotted:	SMFG
iv) Pay-in date:	October 14, 2008

Upon the issuance of the ordinary shares as specified above, the ratio of the voting rights held by SMFG to the total number of voting rights in OMC will become approximately 48.8%.

(2) Issuance by OMC of Convertible Bond-Type Bonds with Stock Acquisition Rights

i) Total amount of the bonds:	JPY 13,000,000,000
ii) Party to which the bonds are allotted:	SMFG
iii) Pay-in date:	October 14, 2008

All of the convertible bond-type bonds with stock acquisition rights to be issued as specified above (the "CBs") will be converted into ordinary shares on the effective date of the Merger or the following day. If the CBs are converted at the initial conversion price, the ratio of the voting rights held by SMFG to the total number of voting rights in the Merged Company is expected to become approximately 48.6%.

Through the issuance, OMC and the Merged Company will increase their capital and thereby strengthen their financial base. Use of proceeds is planned to be funds for investment in systems in connection with the Merger, funds for improvement of the business infrastructure, and so on. For further details, please refer to the announcement released today by OMC entitled "Notice Regarding Issuance of New Shares and Convertible Bond-Type Bonds with Stock Acquisition Rights through Third Party Allotment."

3. Establishment of Intermediate Holding Company

Subject to the permission and approvals of the relevant authorities, SMFG will establish SMFG Card & Credit, Inc. ("FGCC") on October 1, 2008.

As separately announced in the press release entitled "Organizational Restructuring for Promotion of the Credit Card Business Strategy of Sumitomo Mitsui Financial Group," issued by SMFG today, subject to the permission and approvals of the relevant authorities, FGCC will become an intermediate holding company which holds shares in SMCC, CF, OMC and QUOQ through a corporate split from SMFG and SMBC as well as the share exchange between SMFG and FGCC.

FGCC will be responsible for development of the group's unified strategies and policies as well as for establishment of an integrated alliance between SMCC and the Merged Company, and will seek to realize "the economies of scale as a whole group" and to maximize "top-line synergy through the utilization of each party's strengths," the two aims of the group's card business strategy.

Furthermore, to smoothly promote alliance between the two companies, each of SMCC and the Merged Company will dispatch personnel to FGCC, and will also exchange personnel among themselves.

<Outline of the Intermediate Holding Company>

Trade Name	: SMFG Card & Credit, Inc.
Description of Business	: Management and control of subsidiaries and affiliates etc.
Location of Head Office	: Chiyoda-ku, Tokyo
Representative	: Takeshi Kunibe, Representative Director and President

<The structure of the intermediate holding company scheme>

[Scheme]


SMFG
① Establishment of an intermediate holding company
④ Absorption-type corporate split
③Share exchange
SMBC
SMFG Card & Credit
② Absorption-type corporate split

*Target effective date for ② through ④: December 1, 2008

4. Promotion of Business Strategies

CF, OMC, QUOQ, SMCC, SMFG and SMBC have developed the business strategy agreed upon by them in February and now entered into "Additional Agreement on Developing Credit Card Business Strategy."

(1) Systems

As an optimal system configuration for maximizing the economies of scale, SMCC and the Merged Company have agreed on a policy of developing their next systems on the basis of the SMCC's plan currently under its review with due consideration to functions of the Merged Company, and have started partial development.

Specifically, the two companies will integrate mission-critical systems such as systems for sales, billing and other core accounting processes into the next systems. In addition, the two companies will proceed with integration of a wide range of peripheral systems including membership screening systems, delinquency management systems and call center systems. Thus, SMCC and the Merged Company will sequentially implement updates for the next generation systems and the integration of their systems.

Furthermore, the parties intend to work to share their systems for connection with outside networks and implement coordination of their systems before the integration of their systems. The two companies are aiming to start sharing of some of their systems during fiscal year 2009, to achieve early realization of the economies of scale.

Through these measures, the costs for developing the next systems would be reduced remarkably as compared with the case where each company independently invests in development of its new systems. In addition, SMCC and the Merged Company expect to reduce the operating costs of their respective systems by around 20-30% when the next systems become available.

(2) Other Business Strategies

In terms of business promotion activities, the alliance established among SMCC, CF, OMC and QUOQ has been producing a number of positive outcomes through initiatives such as referral among themselves to one another's business partners and joint offering of products and services, according to their clients' needs. In addition, the parties will further promote

collaboration with SMBC, including collaboration between CF and SMBC in the Tokai region centered on Nagoya for the customer referral business as announced on June 30, 2008.

SMCC and the Merged Company intend to drastically consolidate their processing operations and acquiring operations along with the systems integration, and will seek to achieve cost synergy ahead of such schedule through the sequential integration including joint processing of the credit card applications and centralization of the card application screening procedures.

5. Medium-term Target

As a result of the promotion of the above-described credit card business strategy, the parties will promptly respond to growing card shopping markets and the changes in business environment caused by amendment of laws and regulations. They will proceed with a reform of the business structure, having in view an early realization of business synergy through solid partnership between SMCC and the Merged Company, as well as synergy in the Merged Company. Through such efforts, we target to increase the aggregate card shopping turnover of SMCC and the Merged Company in fiscal 2011 by 50% or more compared with fiscal year 2007, and to realize operating profit of JPY 60 billion in fiscal year of 2011.

	Actual Results for fiscal year of 2007	SMCC	Merged Company	Plan for fiscal year of 2011	SMCC	Merged Company
Card shopping turnover (JPY trillions)	6.9	5.2	1.7	11.0	8.1	2.9
Installment credit turnover (JPY billions)	787.1	-	787.1	734.0	-	734.0
Balance of outstanding cash advances (JPY billions)	740.3	181.6	558.7	688.0	154.0	534.0
Operating revenue (JPY billions)	472.2	168.3	303.9	492.0	216.0	276.0
Operating profit/(loss) (JPY billions)	(1.6)	16.9	(18.5)	60.0	30.0	30.0

* The Merged Company's actual results for fiscal year of 2007 were sum of the actual amounts for each item recorded by CF, OMC, and QUOQ.

6. Earnings Forecast

(1) SMFG

There will be no revision to the earnings forecast for the fiscal year ending March 2009 in connection with this matter.

(2) CF

There will be no revision to the earnings forecast for the fiscal year ending March 2009 in connection with this matter.

(3) OMC

There will be no revision to the earnings forecast for the fiscal year ending March 2009 in connection with this matter.

(Reference : Whole Image of SMFG's Credit Card Business Strategy)



Customers (consumers, business partners, etc.)
Diversification of consumers' preferences and needs
Multiplication of consumption scenes
Sophistication and complexity of business partners' needs
Maximization of Top-line Synergy
Merged Company
Merger of 3 companies (Apr. 2009)
SMCC
Cedyna
- Complex partnership
- Expansion of contracting business
- Mutual complementation of functions and sharing of know-how
OMC
QUOQ
- Full line
- Affiliation based on utilization of existing infrastructure
- High technology
- Linkage between credit card and credit sales
- Affiliation based on the MSP Model
Consumers -oriented marketing
Pursuit of Economies of Scale
- Integration of systems
- Integration and centralization of processing and acquiring operations
66%
- Forging alliance
- Dispatch and exchange of personnel
40% range
Additional Investmen (Oct. 2008)
Intermediate holding company
SMFG Card & Credit
Establishment of Intermediate holding company (Oct. 2008)
100%
SMFG

(Reference : Profiles of the Parties)

o Profile of Sumitomo Mitsui Financial Group, Inc.

Trade Name	Sumitomo Mitsui Financial Group, Inc.
Description of Principal Business	Management and administration of banks and other companies which it is permitted to hold as its subsidiaries under the Banking Law; and other businesses incidental to the foregoing
Date of Incorporation	December 2, 2002
Location of Head Office	1-2, Yuraku-cho 1-chome, Chiyoda-ku, Tokyo
Name and Title of Representative	Teisuke Kitayama, President
Amount of Capital	JPY 1,420,877 million (As of March 31, 2008)
Number of Employees	46,429 (Consolidated) (As of March 31, 2008)
Major Shareholders and Shareholding Ratio	The Master Trust Bank of Japan, Ltd. (trust account) (6.37%) Japan Trustee Services Bank, Ltd. (trust account) (6.31%) Nippon Life Insurance Company (1.99%) (As of March 31, 2008)

o Profile of Sumitomo Mitsui Banking Corporation

Trade Name	Sumitomo Mitsui Banking Corporation
Description of Principal Business	Banking business
Date of Incorporation	June 6, 1996
Location of Head Office	1-2, Yuraku-cho 1-chome, Chiyoda-ku, Tokyo
Name and Title of Representative	Masayuki Oku, President
Amount of Capital	JPY 664,986 million (As of March 31, 2008)
Number of Employees	17,886 (Non-Consolidated) (As of March 31, 2008)
Major Shareholders and Shareholding Ratio	Sumitomo Mitsui Financial Group, Inc. (100.00%) (As of March 31, 2008)

o Profile of Central Finance Co., Ltd.

Trade Name	Central Finance Co., Ltd.
Description of Principal Business	Credit card business, shopping credit business, loan business, guarantee business and money collection agency business
Date of Incorporation	January 28, 1960
Location of Head Office	20-27, Nishiki 3-chome, Naka-ku, Nagoya-shi, Aichi
Name and Title of Representative	Tatsuo Tsuchikawa, President & Director
Amount of Capital	JPY 23,254 million (As of March 31, 2008)
Number of Employees	2,231 (Consolidated) (As of March 31, 2008)
Major Shareholders and Shareholding Ratio	Sumitomo Mitsui Banking Corporation (14.29%) Sumitomo Mitsui Financial Group, Inc. (8.78%) Mitsui & Co., Ltd. (8.78%) (As of March 31, 2008)

○Profile of OMC Card, Inc.

Trade Name	OMC Card, Inc.
Description of Principal Business	Credit card business
Date of Incorporation	September 11, 1950
Location of Head Office	16-4, Konan 2-chome, Minato-ku, Tokyo
Name and Title of Representative	Shinji Ebata, President & COO
Amount of Capital	43,343 million (As of February 29, 2008)
Number of Employees	1,273 (Consolidated) (As of February 29, 2008)
Major Shareholders and Shareholding Ratio	Sumitomo Mitsui Banking Corporation (32.29%) The Daiei, Inc. (20.60%) Acom Co., Ltd. (15.02%) (As of February 29, 2008)

○Profile of Sumitomo Mitsui Card Co., Ltd.

Trade Name	Sumitomo Mitsui Card Co., Ltd.
Description of Principal Business	Credit card business, loan business, guarantee business, gift card business and ancillary businesses
Date of Incorporation	December 26, 1967
Location of Head Office	5-15, Imabashi 4-chome, Chuo-ku, Osaka-shi, Osaka
Name and Title of Representative	Koichi Tsukihara, President
Amount of Capital	JPY 34,000 million (As of March 31, 2008)
Number of Employees	1,989 (Non-Consolidated) (As of March 31, 2008)
Major Shareholders and Shareholding Ratio	Sumitomo Mitsui Financial Group, Inc. (66.0%) NTT DoCoMo, Inc. (34.0%) (As of March 31, 2008)

○Profile of QUOQ Inc.

Trade Name	QUOQ Inc.
Description of Principal Business	Credit card business, shopping credit business, loan business, credit guarantee business and money collection agency business
Date of Incorporation	April 5, 1978
Location of Head Office	5-27, Mita 3-chome, Minato-ku, Tokyo
Name and Title of Representative	Shinpei Nihei, President
Amount of Capital	JPY 4,750 million (As of March 31, 2008)
Number of Employees	1,233 (Non-Consolidated) (As of March 31, 2008)
Major Shareholders and Shareholding Ratio	Central Finance Co, Ltd. (20.00%) Ginsen Co., Ltd. (17.08%) Sumitomo Mitsui Banking Corporation (11.00%) (As of March 31, 2008)

[Reference] Other press release issued by parties concerning this matter today :

- CF, OMC and QUOQ
  "Conclusion of Merger Agreement" *
- OMC
  "Notice Regarding Issuance of New Shares and Convertible Bond-Type Bonds with Stock Acquisition Rights through Third Party Allotment"*
- SMFG and SMBC
  "Organizational Restructuring for Promoting the Credit Card Business Strategy of Sumitomo Mitsui Financial Group"

*Only Japanese version available at present. English translation to be published.

END

平成20年9月29日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　8316）
株式会社三井住友銀行

三井住友フィナンシャルグループのクレジットカード事業戦略の推進に係る組織再編について

株式会社三井住友フィナンシャルグループ（取締役社長：北山　禎介、以下「ＳＭＦＧ」）及び株式会社三井住友銀行（頭取：奥　正之、以下「三井住友銀行」）は、本日、別途「三井住友フィナンシャルグループのクレジットカード事業戦略の推進状況について」にてお知らせしました中間持株会社（株式会社ＳＭＦＧカード＆クレジット、以下「ＦＧＣＣ」）の設立に加え、関係当局の許認可等の取得を前提に、

①三井住友銀行が、株式会社セントラルファイナンス（以下「ＣＦ」）、株式会社オーエムシーカード（以下「ＯＭＣカード」）、及び株式会社クオーク（「クオーク」）に係る管理営業をＦＧＣＣに承継させる会社分割を行うこと、
②上記①の会社分割により三井住友銀行に交付されるＦＧＣＣ株式をＳＭＦＧに移転するため、ＳＭＦＧがＦＧＣＣを完全子会社化する株式交換を行うこと、
③ＳＭＦＧが、三井住友カード株式会社（以下「三井住友カード」）、ＣＦ、ＯＭＣカード及びクオークに係る管理営業をＦＧＣＣに承継させる会社分割を行うこと、

をそれぞれの取締役会で決議しましたので、お知らせいたします。

記

Ｉ．三井住友銀行からＦＧＣＣへの会社分割（簡易分割）

１．会社分割の目的

ＦＧＣＣを三井住友カード、ＣＦ、ＯＭＣカード及びクオークの株式を保有するＳＭＦＧ100%直接出資の中間持株会社と位置づけるための組織再編行為の一環として三井住友銀行からＦＧＣＣへの吸収分割を行います。

２．会社分割の要旨

（１）分割の日程

平成20年９月29日　　吸収分割契約書締結承認取締役会（三井住友銀行）
平成20年10月１日　　吸収分割契約書締結承認取締役会及び臨時株主総会（ＦＧＣＣ）
平成20年10月１日　　吸収分割契約書締結（両社）
平成20年12月１日（予定）吸収分割効力発生日

（注）三井住友銀行は、会社法第784条第3項の規定により、株主総会において本契約の承認を得ずに行います。

（２）分割方式

ＦＧＣＣを承継会社とし、三井住友銀行を分割会社とする分社型吸収分割。

（３）株式の割当の内容

ＦＧＣＣは、三井住友銀行に対しＦＧＣＣ普通株式22,049株を割当交付します。

（４）割当株式数の算定の考え方

本件会社分割に際してＦＧＣＣが三井住友銀行に割り当てる株式の数の算定は、その公正性・妥当性を確保する見地から、大和証券エスエムビーシー株式会社（以下「大和証券ＳＭＢＣ」）に依頼し、その算定結果を踏まえ割当株式数を決定いたしました。

大和証券ＳＭＢＣは、ＦＧＣＣが三井住友銀行から承継するＣＦ、ＯＭＣカード及びクオークの普通株式に係る価値算定を行うことで、当該承継資産等の価値を算定し、次にＦＧＣＣの株式価値の算定を行った上で、三井住友銀行に対して割り当てる普通株式数を算定しております。

（５）分割により減少する資本金等
本件会社分割に際し、資本金等の減少はありません。

（６）分割会社の新株予約権及び新株予約権付社債に関する取扱い
三井住友銀行は、新株予約権及び新株予約権付社債の発行は行っておりません。

（７）承継会社が承継する権利義務
三井住友銀行のＣＦ、ＯＭＣカード及びクオークに係る管理営業に関する資産、負債およびこれらに付随する権利義務ならびに契約上の地位を承継します。

（８）債務履行の見込み
本件会社分割後の分割会社（三井住友銀行）および承継会社（ＦＧＣＣ）の負担すべき債務につきましては、履行期における履行の見込みがあるものと判断しております。

３．分割当事会社の概要

	分割会社	承継会社
商号	株式会社三井住友銀行	株式会社ＳＭＦＧカード＆クレジット（※）
事業内容	銀行業	子会社及び関連会社の経営管理等
設立年月日	平成８年６月６日	平成20年10月１日
本店所在地	東京都千代田区有楽町一丁目１番２号	東京都千代田区有楽町一丁目１番２号
代表者	頭取　奥　正之	代表取締役社長　國部　毅
資本金	664,986百万円 (平成20年３月31日現在)	100百万円
発行済株式数	普通株式　56,355,849株 (平成20年３月31日現在) 優先株式　70,001株 (平成20年３月31日現在)	普通株式　200株
純資産	5,080,747百万円（連結） (平成20年３月31日現在)	200百万円（単体）
総資産	108,637,791百万円（連結） (平成20年３月31日現在)	200百万円（単体）
決算期	３月３１日	３月３１日
大株主および持株比率	普通株式 株式会社三井住友フィナンシャルグループ (100.00%) 優先株式 株式会社三井住友フィナンシャルグループ (100.00%) (平成20年３月31日現在)	株式会社三井住友フィナンシャルグループ (100.00%)

(※）株式会社ＳＭＦＧカード＆クレジットの概要につきましては、すべて平成20年10月1日（見込）の内容を記載しております。

４．分割する事業部門の概要

（１）分割する部門の事業内容

三井住友銀行が行っているＣＦ、ＯＭＣカード及びクオークに係る管理営業。

（２）分割する資産、負債の項目および金額

（単位：百万円、平成 20 年 9 月 29 日見込）

資産		負債	
項目	帳簿価額	項目	帳簿価額
固定資産	26,187		－
合計	26,187	合計	－

５．吸収分割承継会社の状況

商号	株式会社ＳＭＦＧカード&クレジット
事業内容	子会社および関連会社の経営管理等
本店所在地	東京都千代田区有楽町一丁目１番２号
代表者	代表取締役社長　國部　毅
資本金	100 百万円
決算期	３月３１日

６．会社分割後の子会社の状況

商号	株式会社三井住友銀行
事業内容	銀行業
本店所在地	東京都千代田区有楽町一丁目１番２号
代表者	頭取　奥　正之
資本金	664,986 百万円
決算期	３月３１日

７．今後の見通し

本件会社分割がＳＭＦＧの連結業績に与える影響はありません。

Ⅱ．ＳＭＦＧによるＦＧＣＣの完全子会社化に係る株式交換（簡易株式交換）

１．株式交換の目的

ＦＧＣＣを三井住友カード、ＣＦ、ＯＭＣカード及びクオークの株式を保有するＳＭＦＧ100%直接出資の中間持株会社と位置づけるための組織再編行為の一環として、ＳＭＦＧとＦＧＣＣの株式交換を行います。

２．株式交換の要旨

（１）株式交換の日程

平成20年９月29日　　株式交換契約書締結承認取締役会（ＳＭＦＧ）
平成20年10月１日　　株式交換契約書締結承認取締役会（ＦＧＣＣ）
平成20年10月１日　　株式交換契約書締結（両社）
平成20年12月１日（予定）株式交換効力発生日

（注）ＳＭＦＧは会社法第796条第3項の規定により、ＦＧＣＣは会社法第784条第1項の規定により、株主総会において本契約の承認を得ずに行います。

（２）株式交換にかかる割当の内容

	株式会社三井住友フィナンシャルグループ（株式交換完全親会社）	株式会社ＳＭＦＧカード＆クレジット（株式交換完全子会社）
株式交換にかかる割当の内容	1	1.493
株式交換により発行する新株式数	ＳＭＦＧは、その保有する自己株式 32,919 株を株式交換による株式の割当てに充当します。	

（注）ＦＧＣＣの普通株式１株に対して、ＳＭＦＧの普通株式1.493株を割当て交付します。
ただし、ＳＭＦＧが保有するＦＧＣＣの普通株式200株については、株式交換による株式の割当ては行いません。

（３）株式交換にかかる割当内容の算定の考え方

本件株式交換の株式交換比率の算定については、その公正性・妥当性を確保する見地から、大和証券ＳＭＢＣに依頼し、その算定結果を踏まえ割当株式数を決定いたしました。

大和証券ＳＭＢＣは、ＳＭＦＧの株式価値については市場株価法による算定を行い、ＦＧＣＣの株式価値については時価純資産額法による算定を行うことで、株式交換比率を算定しております。

（４）株式交換完全子会社の新株予約権及び新株予約権付社債に関する取扱い

ＦＧＣＣは、新株予約権及び新株予約権付社債の発行は行っておりません。

３．株式交換当事会社の概要

	株式交換完全親会社	株式交換完全子会社
商号	株式会社三井住友フィナンシャルグループ	株式会社ＳＭＦＧカード＆クレジット（※1）
事業内容	銀行、その他銀行法により子会社とすることができる会社の経営管理及びそれらの業務に附帯する業務	子会社及び関連会社の経営管理等
設立年月日	平成 14 年 12 月 2 日	平成 20 年 10 月 1 日
本店所在地	東京都千代田区有楽町一丁目１番２号	東京都千代田区有楽町一丁目１番２号
代表者	取締役社長　北山　禎介	代表取締役社長　國部　毅
資本金	1,420,877 百万円（平成 20 年 3 月 31 日現在）	100 百万円
発行済株式数	普通株式　7,733,653.77 株（平成 20 年 3 月 31 日現在） 優先株式　120,101 株（平成 20 年 3 月 31 日現在）	普通株式　200 株
純資産	5,224,076 百万円（連結）（平成 20 年 3 月 31 日現在）	200 百万円（単体）
総資産	111,955,918 百万円（連結）（平成 20 年 3 月 31 日現在）	200 百万円（単体）
決算期	3月31日	3月31日

大株主および持株比率（※２）	日本マスタートラスト信託銀行株式会社(信託口) (6.37%) 日本トラスティ・サービス信託銀行株式会社(信託口) (6.31%) 日本生命保険相互会社 (1.99%) ステート ストリート バンク アンド トラスト カンパニー(常任代理人 株式会社みずほコーポレート銀行 兜町証券決済業務室) (1.84%) ステート ストリート バンク アンド トラスト カンパニー 505103(常任代理人 株式会社みずほコーポレート銀行 兜町証券決済業務室) (1.66%) (平成20年3月31日現在)	株式会社三井住友フィナンシャルグループ (100.00%)

(※1) 株式会社ＳＭＦＧカード&クレジットの概要につきましては、すべて平成20年10月1日（見込）の内容を記載しております。
(※2) 普通株式の大株主を記載しております。

4．株式交換後の状況

商号	株式会社三井住友フィナンシャルグループ
事業内容	銀行、その他銀行法により子会社とすることができる会社の経営管理及びそれらの業務に附帯する業務
本店所在地	東京都千代田区有楽町一丁目１番２号
代表者	取締役社長　北山　禎介
資本金	1,420,877百万円
決算期	３月３１日

5．今後の見通し
本件株式交換がＳＭＦＧの連結業績に与える影響はありません。

Ⅲ．ＳＭＦＧからＦＧＣＣへの会社分割（簡易分割）

1．会社分割の目的

ＦＧＣＣを三井住友カード、ＣＦ、ＯＭＣカード及びクオークの株式を保有するＳＭＦＧ100%直接出資の中間持株会社と位置づけるための組織再編行為の一環としてＳＭＦＧからＦＧＣＣへの吸収分割を行います。

2．会社分割の要旨

（1）分割の日程
平成20年９月29日　　吸収分割契約書締結承認取締役会（ＳＭＦＧ）
平成20年10月１日　　吸収分割契約書締結承認取締役会及び臨時株主総会（ＦＧＣＣ）
平成20年10月１日　　吸収分割契約書締結（両社）
平成20年12月１日（予定）吸収分割効力発生日
（注）ＳＭＦＧは、会社法第784条第3項の規定により、株主総会において本契約の承認を得ずに行います。

（2）分割方式
ＦＧＣＣを承継会社とし、ＳＭＦＧを分割会社とする分社型吸収分割。

（３）株式の割当の内容

ＦＧＣＣは、ＳＭＦＧに対しＦＧＣＣ普通株式100株を割当交付します。

（４）割当株式数の算定の考え方

吸収分割承継会社であるＦＧＣＣは、ＳＭＦＧの完全子会社であり、また本件吸収分割の方法が分社型分割であることから、ＦＧＣＣがＳＭＦＧに割り当てる株式の数にかかわらず、ＳＭＦＧの純資産額の変動は生じません。そのため、ＦＧＣＣがＳＭＦＧに割り当てる株式の数は任意に決定いたしました。

（５）分割により減少する資本金等

本件会社分割に際し、資本金等の減少はありません。

（６）分割会社の新株予約権及び新株予約権付社債に関する取扱い

本件会社分割により、ＳＭＦＧが発行している新株予約権の取扱いに変更はありません。

（７）承継会社が承継する権利義務

ＳＭＦＧの三井住友カード、ＣＦ、ＯＭＣカード及びクオークに係る管理営業に関する資産、負債およびこれらに付随する権利義務ならびに契約上の地位を承継します。

（８）債務履行の見込み

本件会社分割後の分割会社（ＳＭＦＧ）および承継会社（ＦＧＣＣ）の負担すべき債務につきましては、履行期における履行の見込みがあるものと判断しております。

３．分割当事会社の概要

	分割会社	承継会社
商号	株式会社三井住友フィナンシャルグループ	株式会社ＳＭＦＧカード&クレジット（※1）
事業内容	銀行、その他銀行法により子会社とすることができる会社の経営管理及びそれらの業務に附帯する業務	子会社及び関連会社の経営管理等
設立年月日	平成14年12月2日	平成20年10月1日
本店所在地	東京都千代田区有楽町一丁目1番2号	東京都千代田区有楽町一丁目1番2号
代表者	取締役社長　北山　禎介	代表取締役社長　國部　毅
資本金	1,420,877百万円 (平成20年3月31日現在)	100百万円
発行済株式数	普通株式　7,733,653.77株 (平成20年3月31日現在) 優先株式　120,101株 (平成20年3月31日現在)	普通株式　200株
純資産	5,224,076百万円（連結） (平成20年3月31日現在)	200百万円（単体）
総資産	111,955,918百万円（連結） (平成20年3月31日現在)	200百万円（単体）
決算期	3月31日	3月31日

大株主および持株比率（※２）	日本マスタートラスト信託銀行株式会社(信託口) (6.37%) 日本トラスティ・サービス信託銀行株式会社(信託口) (6.31%) 日本生命保険相互会社 (1.99%) ステート ストリート バンク アンド トラスト カンパニー(常任代理人 株式会社みずほコーポレート銀行 兜町証券決済業務室) (1.84%) ステート ストリート バンク アンド トラスト カンパニー 505103(常任代理人 株式会社みずほコーポレート銀行 兜町証券決済業務室) (1.66%) (平成20年3月31日現在)	株式会社三井住友フィナンシャルグループ (100.00%)

(※1) 株式会社ＳＭＦＧカード&クレジットの概要につきましては、すべて平成20年10月1日（見込）の内容を記載しております。
(※2) 普通株式の大株主を記載しております。

４．分割する事業部門の概要

（１）分割する部門の事業内容
ＳＭＦＧが行っている三井住友カード、ＣＦ、ＯＭＣカード及びクオークに係る管理営業。

（２）分割する資産、負債の項目および金額
（単位：百万円、平成20年9月29日見込）

資産		負債	
項目	帳簿価額	項目	帳簿価額
固定資産	117,556		－
合計	117,556	合計	－

５．吸収分割承継会社の状況

商号	株式会社ＳＭＦＧカード&クレジット
事業内容	子会社および関連会社の経営管理等
本店所在地	東京都千代田区有楽町一丁目１番２号
代表者	代表取締役社長　國部　毅
資本金	100百万円
決算期	３月３１日

６．会社分割後の上場会社の状況

商号	株式会社三井住友フィナンシャルグループ
事業内容	銀行、その他銀行法により子会社とすることができる会社の経営管理及びそれらの業務に附帯する業務
本店所在地	東京都千代田区有楽町一丁目１番２号
代表者	取締役社長　北山　禎介
資本金	1,420,877百万円
決算期	３月３１日

７．今後の見通し
本件会社分割がＳＭＦＧの連結業績に与える影響はありません。

以　上

【本件に関するお問い合わせ先】

ＳＭＦＧ	広報部	03-5512-2679
三井住友銀行	広報部	03-5512-2679

Sumitomo Mitsui Financial Group, Inc.
(Code: 8316)
Sumitomo Mitsui Banking Corporation

Organizational Restructuring for Promoting the Credit Card Business Strategy of Sumitomo Mitsui Financial Group

TOKYO, September 29, 2008 – Sumitomo Mitsui Financial Group, Inc. ("SMFG", President: Teisuke Kitayama) and Sumitomo Mitsui Banking Corporation ("SMBC", President: Masayuki Oku) hereby announce that they resolved at meetings of their respective boards of directors to proceed with the following actions, subject to the permission and approvals of the relevant authorities, in addition to the establishment of an intermediate holding company (SMFG Card & Credit, Inc. ("FGCC")) as separately announced in the press release entitled "Progress of the Credit Card Business Strategy of Sumitomo Mitsui Financial Group":

(i) SMBC implements a corporate split through which FGCC will succeed to the control and management of Central Finance Co., Ltd. ("CF"), OMC Card, Inc. ("OMC") and QUOQ Inc. ("QUOQ");
(ii) SMFG implements a share exchange through which FGCC will become a wholly-owned subsidiary of SMFG with the objective of transferring FGCC shares to be delivered to SMBC by virtue of the corporate split mentioned in (i) above to SMFG; and,
(iii) SMFG implements a corporate split through which FGCC will succeed to the control and management of Sumitomo Mitsui Card Co., Ltd. ("SMCC"), CF, OMC and QUOQ.

I. Corporate Split (*kan'i bunkatsu*) of SMBC into FGCC

1. Purpose of Corporate Split

The absorption-type corporate split of SMBC into FGCC (the "Corporate Split I") is implemented as a part of the organizational restructuring to position FGCC as an intermediate holding company which is wholly owned by SMFG and holds shares in SMCC, CF, OMC and QUOQ.

2. Summary of Corporate Split

(1) Schedule of Corporate Split

September 29, 2008	Meeting of the board of directors for approval of the execution of the agreement on the Corporate Split I (SMBC)
October 1, 2008	Meeting of the board of directors and extraordinary meeting of shareholders for approval of the execution of the agreement on the Corporate Split I (FGCC)
October 1, 2008	Execution of the agreement on the Corporate Split I (SMBC and FGCC)
December 1, 2008 (schedule)	Effective date of the Corporate Split I

(Note) Pursuant to Article 784, Paragraph 3 of the Corporation Act, SMBC will execute the agreement on the Corporate Split I without obtaining the approval of its shareholders' meeting.

(2) Method of Corporate Split
Spin-off (*bunsha-gata*) absorption-type corporate split in which FGCC will be the successor company and SMBC will be the splitting company.

(3) Details of Allotment of Shares
FGCC will allot and deliver to SMBC 22,049 shares of FGCC common stock.

(4) Basis for Calculation of Number of Shares to be Allotted
Daiwa Securities SMBC Co. Ltd. ("Daiwa Securities SMBC") was appointed to calculate the number of shares to be allotted by FGCC to SMBC upon the Corporate Split I with the view of ensuring the fairness and appropriateness of such calculation, and the number of shares to be allotted was determined based on such calculation result.
Daiwa Securities SMBC calculated the number by (i) computing the values of assets and liabilities to be succeeded through evaluating ordinary shares in each of CF, OMC and QUOQ to be succeeded by FGCC from SMBC and (ii) value of the shares in FGCC.

(5) Capital Reduction due to Corporate Split
There will be no capital reduction in SMBC due to the Corporate Split I.

(6) Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights
SMBC has not issued any stock acquisition rights or bonds with stock acquisition rights.

(7) Rights and Obligations to be Succeeded by the Successor Company
FGCC will succeed to the assets and liabilities related to SMBC's control and management of CF, OMC and QUOQ, SMBC's rights and obligations as well as contractual statuses associated therewith.

(8) Prospect of Performance of Obligations
SMFG and SMBC have concluded that the obligations to be assumed by each of the splitting company (SMBC) and the successor company (FGCC) after the Corporate Split I will be performed when due.

3. Profile of the Companies Involved in Corporate Split

	Splitting Company	Successor Company
Trade Name	Sumitomo Mitsui Banking Corporation	SMFG Card & Credit, Inc.(*)
Description of Business	Banking business	Management and administration of subsidiaries and affiliates etc.
Date of Incorporation	June 6, 1996	October 1, 2008
Location of Head Office	1-2, Yuraku-cho 1-chome, Chiyoda-ku, Tokyo	1-2, Yuraku-cho 1-chome, Chiyoda-ku, Tokyo
Name and Title of Representative	Masayuki Oku President	Takeshi Kunibe Representative Director and President
Amount of Capital	JPY 664,986 million (As of March 31, 2008)	JPY 100 million
Total Number of Issued Shares	Common Stock: 56,355,849 shares (As of March 31, 2008) Preferred Stock: 70,001 shares (As of March 31, 2008)	Common Stock: 200 shares

Net Assets	JPY 5,080,747 million (consolidated) (As of March 31, 2008)	JPY 200 million (non-consolidated)
Total Assets	JPY 108,637,791 million (consolidated) (As of March 31, 2008)	JPY 200 million (non-consolidated)
Fiscal Year End	March 31	March 31
Major Shareholders and Shareholding Ratio	Common Stock Sumitomo Mitsui Financial Group, Inc. (100.00%) Preferred Stock Sumitomo Mitsui Financial Group, Inc. (100.00%) (As of March 31, 2008)	Sumitomo Mitsui Financial Group, Inc. (100.00%)

(*) All data concerning SMFG Card & Credit, Inc., presented in the above table are as of October 1, 2008 (prospect).

4. Outline of Business subject to Corporate Split

(1) Description of the Business subject to Corporate Split
Control and management by SMBC of CF, OMC and QUOQ.

(2) Items and Amounts of Assets and Liabilities subject to Corporate Split
(JPY millions; estimates as of September 29, 2008)

Assets		Liabilities	
Item	Book Value	Item	Book Value
Fixed Assets	26,187		–
Total	26,187	Total	–

5. Status of Successor Company

Trade Name	SMFG Card & Credit, Inc.
Description of Business	Management and administration of subsidiaries and affiliates etc.
Location of Head Office	1-2, Yuraku-cho 1-chome, Chiyoda-ku, Tokyo
Name and Title of Representative	Takeshi Kunibe, Representative Director and President
Amount of Capital	JPY 100 million
Fiscal Year End	March 31

6. Status of Subsidiary after Corporate Split

Trade Name	Sumitomo Mitsui Banking Corporation
Description of Business	Banking business
Location of Head Office	1-2, Yuraku-cho 1-chome, Chiyoda-ku, Tokyo
Name and Title of Representative	Masayuki Oku, President
Amount of Capital	JPY 664,986 million
Fiscal Year End	March 31

7. Earnings Forecasts

The Corporate Split I will not have any impact on the consolidated results of SMFG.

II. Share Exchange (*kan'i kabushiki kokan*) for Making FGCC a Wholly-Owned Subsidiary of SMFG

1. Purpose of Share Exchange

The share exchange between SMFG and FGCC (the "Share Exchange") is implemented as a part of the organizational restructuring to position FGCC as an intermediate holding company which is wholly owned by SMFG and holds shares in SMCC, CF, OMC and QUOQ.

2. Summary of Share Exchange

(1) Schedule of Share Exchange

September 29, 2008	Meeting of the board of directors for approval of the execution of the agreement on the Share Exchange (SMFG)
October 1, 2008	Meeting of the board of directors for approval of the execution of the agreement on the Share Exchange (FGCC)
October 1, 2008	Execution of the agreement on the Share Exchange (SMFG and FGCC)
December 1, 2008 (schedule)	Effective date of the Share Exchange

(Note) SMFG and FGCC will execute the agreement on the Share Exchange without obtaining the approval of the meetings of their respective shareholders pursuant to Article 796, Paragraph 3 (SMFG) and Article 784, Paragraph 1 (FGCC) of the Corporation Act, respectively.

(2) Details of Allotment of Shares upon Share Exchange

	Sumitomo Mitsui Financial Group, Inc. (wholly owning parent company in the Share Exchange)	SMFG Card & Credit, Inc. (wholly-owned subsidiary in the Share Exchange)
Share Exchange Ratio	1	1.493
Number of New Shares Issued upon Share Exchange	SMFG will use 32,919 shares of its treasury stock for the allotment of shares in the Share Exchange.	

(Note) 1.493 shares of SMFG common stock will be allotted to one share of FGCC common stock; provided, however, that no share will be allotted to 200 shares of FGCC common stock held by SMFG in the course of Share Exchange.

(3) Basis for Calculation of Share Exchange Ratio

Daiwa Securities SMBC was appointed to calculate the share exchange ratio with the view of ensuring the fairness and appropriateness of such calculation, and the number of shares to be allotted was determined based on such calculation result.

Daiwa Securities SMBC calculated the ratio by computing the values of the shares in SMFG and FGCC through utilizing the market stock price method and the market value net assets method, respectively.

(4) Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights of Wholly-Owned Subsidiary after Share Exchange

FGCC has not issued any stock acquisition rights or bonds with stock acquisition rights.

3. Profile of Companies Involved in Share Exchange

	Wholly Owning Parent Company in the Share Exchange	Wholly-owned Subsidiary in the Share Exchange
Trade Name	Sumitomo Mitsui Financial Group, Inc.	SMFG Card & Credit, Inc. (Note 1)
Description of Business	Management and administration of banks and other companies which it is permitted to hold as its subsidiaries under the Banking Law; and other businesses incidental to the foregoing	Management and administration of subsidiaries and affiliates etc.
Date of Incorporation	December 2, 2002	October 1, 2008
Location of Head Office	1-2, Yuraku-cho 1-chome, Chiyoda-ku, Tokyo	1-2, Yuraku-cho 1-chome, Chiyoda-ku, Tokyo
Name and Title of Representative	Teisuke Kitayama President	Takeshi Kunibe Representative Director and President
Amount of Capital	JPY 1,420,877 million (As of March 31, 2008)	JPY 100 million
Total Number of Issued Shares	Common stock: 7,733,653.77 shares (As of March 31, 2008) Preferred stock: 120,101 shares (As of March 31, 2008)	Common Stock: 200 shares
Net Assets	JPY 5,224,076 million (consolidated) (As of March 31, 2008)	JPY 200 million (non-consolidated)
Total Assets	JPY 111,955,918 million (consolidated) (As of March 31, 2008)	JPY 200 million (non-consolidated)
Fiscal Year End	March 31	March 31
Major Shareholders and Shareholding Ratio (Note 2)	The Master Trust Bank of Japan, Ltd. (trust account) (6.37%) Japan Trustee Services Bank, Ltd. (trust account) (6.31%) Nippon Life Insurance Company (1.99%) State Street Bank and Trust Company (Standing agent: Mizuho Corporate Bank, Ltd., Kabutocho Custody & Proxy Department) (1.84%) State Street Bank and Trust Company 505103 (Standing agent: Mizuho Corporate Bank, Ltd., Kabutocho Custody & Proxy Department) (1.66%) (As of March 31, 2008)	Sumitomo Mitsui Financial Group, Inc. (100.00%)

(Note 1) All data concerning SMFG Card & Credit, Inc., presented in the above table is as of October 1, 2008 (prospect).
(Note 2) The major shareholders on the table are major holders of common stock.

4. Status after Share Exchange

Trade Name	Sumitomo Mitsui Financial Group, Inc.
Description of Business	Management and administration of banks and other companies which it is permitted to hold as its subsidiaries under the Banking Law; and other businesses incidental to the foregoing
Location of Head Office	1-2, Yuraku-cho 1-chome, Chiyoda-ku, Tokyo
Name and Title of Representative	Teisuke Kitayama, President
Amount of Capital	JPY 1,420,877 million
Fiscal Year End	March 31

5. Earnings Forecasts
The Share Exchange will not have any impact on the consolidated results of SMFG.

III. Corporate Split (*kan'i bunkatsu*) of SMFG into FGCC

1. Purpose of Corporate Split

The absorption-type corporate split of SMFG into FGCC (the "Corporate Split II") is implemented as a part of the organizational restructuring to position FGCC as an intermediate holding company which is wholly owned by SMFG and holds shares in SMCC, CF, OMC and QUOQ.

2. Summary of Corporate Split

(1) Schedule of Corporate Split

September 29, 2008	Meeting of the board of directors for approval of the execution of the agreement on the Corporate Split II (SMFG)
October 1, 2008	Meeting of the board of directors and extraordinary meeting of shareholders for approval of the execution of the agreement on the Corporate Split II (FGCC)
October 1, 2008	Execution of the agreement on the Corporate Split II (SMFG and FGCC)
December 1, 2008 (schedule)	Effective date of the Corporate Split II

(Note) Pursuant to Article 784, Paragraph 3 of the Corporation Act, SMFG will execute the agreement on the Corporate Split II without obtaining the approval of a general meeting of its shareholders.

(2) Method of Corporate Split
Spin-off (*bunsha-gata*) absorption-type corporate split in which FGCC will be the successor company and SMFG will be the splitting company.

(3) Details of Allotment of Shares
FGCC will allot and deliver to SMFG 100 shares of FGCC common stock.

(4) Basis for Calculation of the Number of Shares to be Allotted
The allotment of shares in the Corporate Split II will not affect the amount of SMFG's net assets, irrespective of the number of shares to be allotted by FGCC to SMFG. This is because FGCC, the successor company in the corporate split is a wholly-owned subsidiary of SMFG and the Corporate Split II is a spin-off type split. Therefore, the number of shares to be allotted by FGCC to SMFG was determined at their discretion.

(5) Capital Reduction due to Corporate Split
There will be no capital reduction in SMFG due to the Corporate Split II.

(6) Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights
There will be no change in the treatment of the stock acquisition rights issued by SMFG.

(7) Rights and Obligations to be Succeeded by the Successor Company
FGCC will succeed to the assets and liabilities related to SMFG's control and management of SMCC, CF, OMC and QUOQ, SMFG's rights and obligations as well as contractual statuses associated therewith.

(8) Prospect of Performance of Obligations
SMFG has concluded that the obligations to be assumed by each of the splitting company (SMFG) and the successor company (FGCC) after the Corporate Split II will be performed when due.

3. Profile of the Companies Involved in Corporate Split

	Splitting Company	Successor Company
Trade Name	Sumitomo Mitsui Financial Group, Inc.	SMFG Card & Credit, Inc. (Note 1)
Description of Business	Management and administration of banks and other companies which it is permitted to hold as its subsidiaries under the Banking Law; and other businesses incidental to the foregoing	Management and administration of subsidiaries and affiliates etc.
Date of Incorporation	December 2, 2002	October 1, 2008
Location of Head Office	1-2, Yuraku-cho 1-chome, Chiyoda-ku, Tokyo	1-2, Yuraku-cho 1-chome, Chiyoda-ku, Tokyo
Name and Title of Representative	Teisuke Kitayama President	Takeshi Kunibe Representative Director and President
Amount of Capital	JPY 1,420,877 million (As of March 31, 2008)	JPY 100 million
Total Number of Issued Shares	Common stock: 7,733,653.77 shares (As of March 31, 2008) Preferred stock: 120,101 shares (As of March 31, 2008)	Common Stock: 200 shares
Net Assets	JPY 5,224,076 million (consolidated) (As of March 31, 2008)	JPY 200 million (non-consolidated)

Total Assets	JPY 111,955,918 million (consolidated) (As of March 31, 2008)	JPY 200 million (non-consolidated)
Fiscal Year End	March 31	March 31
Major Shareholders and Shareholding Ratio (Note 2)	The Master Trust Bank of Japan, Ltd. (trust account) (6.37%) Japan Trustee Services Bank, Ltd. (trust account) (6.31%) Nippon Life Insurance Company (1.99%) State Street Bank and Trust Company (Standing agent: Mizuho Corporate Bank, Ltd., Kabutocho Custody & Proxy Department) (1.84%) State Street Bank and Trust Company 505103 (Standing agent: Mizuho Corporate Bank, Ltd., Kabutocho Custody & Proxy Department) (1.66%) (As of March 31, 2008)	Sumitomo Mitsui Financial Group, Inc. (100.00%)

(Note 1) All data concerning SMFG Card & Credit, Inc., presented in the above table are as of October 1, 2008 (prospect).
(Note 2) The major shareholders on the table are major holders of common stock.

4. Outline of Business subject to Corporate Split

(1) Description of the Business subject to Corporate Split
Control and management by SMFG of SMCC, CF, OMC and QUOQ.

(2) Items and Amounts of Assets and Liabilities subject to Corporate Split
(JPY millions; estimates as of September 29, 2008)

Assets		Liabilities	
Item	Book Value	Item	Book Value
Fixed Assets	117,556		–
Total	117,556	Total	–

5. Status of Successor Company

Trade Name	SMFG Card & Credit, Inc.
Description of Business	Management and administration of subsidiaries and affiliates etc.
Location of Head Office	1-2, Yuraku-cho 1-chome, Chiyoda-ku, Tokyo
Name and Title of Representative	Takeshi Kunibe, Representative Director and President
Amount of Capital	JPY 100 million
Fiscal Year End	March 31

6. Status of Listed Company after Corporate Split

Trade Name	Sumitomo Mitsui Financial Group, Inc.
Description of Business	Management and administration of banks and other companies which it is permitted to hold as its subsidiaries under the Banking Law; and other businesses incidental to the foregoing
Location of Head Office	1-2, Yuraku-cho 1-chome, Chiyoda-ku, Tokyo
Name and Title of Representative	Teisuke Kitayama, President
Amount of Capital	JPY 1,420,877 million
Fiscal Year End	March 31

7. Earnings Forecasts

The Corporate Split II will not have any impact on the consolidated results of SMFG.

END

平成20年9月29日

各　位

株式会社 エヌ・ティ・ティ・データ
(コード番号　9613)
株式会社 三井住友フィナンシャルグループ
(コード番号　8316)
株式会社 日本総合研究所
株式会社 日本総研ソリューションズ

日本総研ソリューションズに関する資本・業務提携について

株式会社エヌ・ティ・ティ・データ（代表取締役社長：山下 徹、以下「ＮＴＴデータ」)、株式会社三井住友フィナンシャルグループ（代表取締役社長：北山 禎介、以下「ＳＭＦＧ」)、株式会社日本総合研究所（代表取締役社長：木本 泰行、以下「ＪＲＩ」)、及び株式会社日本総研ソリューションズ（代表取締役社長：小名木 正也、以下「ＪＳＯＬ」）は、ＮＴＴデータとＪＳＯＬによるＩＴサービス事業の分野での広範な業務提携、及びこれを前提とした資本提携を行うことについて、本日、基本合意いたしましたのでお知らせいたします。

記

1．本提携の目的

わが国のＩＴサービス市場は、ビジネスの競争力強化を目的とするＩＴ活用の重要性の高まりを背景として、大企業を中心に、製造業や金融機関等におけるＩＴ投資への需要が堅調に推移しております。一方、情報システムに対する信頼性ニーズの高まりや、エンジニアの不足感を背景に、サービスの高品質化や人材の安定的な確保が、ＩＴサービス事業者における課題となっております。

このような環境認識の下、ＮＴＴデータとＳＭＦＧ、ＪＲＩ及びＪＳＯＬは、ＪＳＯＬの更なる成長・発展とともに、ＮＴＴデータグループの法人向けビジネスの更なる拡大を目指し、資本・業務提携を行うことを基本合意いたしました。

ＪＳＯＬは平成18年7月、一般事業法人をはじめとした幅広いお客さまに向けたＩＴソリューション提供力の強化を図るため、ＪＲＩからの会社分割により設立いたしました。設立以降、ＪＳＯＬは、高度なシステム開発・情報処理業務のノウハウを更に高めるとともに、ＥＲＰをはじめとした法人向けＩＴソリューション分野において高い評価をいただいております。

ＮＴＴデータは、顧客企業を取り巻く事業環境の変化や多様なＩＴニーズに対応すべく、グループ連携によるコンサルティング及びソリューションビジネスを強化するための変革を行い、お客さまのビジネスを支える「真のパートナー」を目指すことにより、法人分野におけるビジネスを拡大しております。

今回の資本・業務提携により、ＪＳＯＬは、これまで培ってきた技術ノウハウや業務ノウハウをもとに、ＮＴＴデータグループが有する多様な開発リソース、開発手法や人材育成ノウハウ等を活用することで、さらに多くのお客さまへの貢献を目指すとともに、ＳＭＦＧグループにおける三井住友銀行の広範な顧客基盤を活用し、ＩＴサービス企業として一層の成長・発展を目指します。

一方、ＮＴＴデータは本件を通じ、製薬を中心とした製造業界において、豊富なＥＲＰ導入実績とノウハウを持つＪＳＯＬに資本参加することで、ＮＴＴデータグループとしての製造業における顧客基盤の拡大と、高度な業務ノウハウを有する開発リソースの拡充を通じた競争力強化を図ると共に、他領域においても、ＪＳＯＬの豊富な実績やソリューション力を活かし、更なる事業拡大を目指します。

なお、ＳＭＦＧとＪＲＩは、共同して本提携の円滑な発展を支えてまいりますとともに、ＳＭＦＧは、三井住友銀行のお客さまに対するＩＴソリューション提供力の強化を図るため、また、ＪＲＩは、ＪＳＯＬとの技術ノウハウの共有を行うため、グループ会社として今後も緊密な連携を図ってまいります。

2．本提携の概要

(1) 業務提携の概要

以下の取組みを通じ、ＪＳＯＬのＩＴソリューション力の一層の強化を図ってまいります。

① 一般法人分野、及び金融・公共分野における協業
- ＮＴＴデータグループとの連携、柔軟なリソース補完によるＥＲＰ事業の更なる強化
- ＪＳＯＬ及びＮＴＴデータのお客さまへの、両社のソリューションを活用したサービスの提供

② ＩＴサービス品質の向上
- ＮＴＴデータグループにて導入している標準的な開発手法のノウハウ活用
- ＮＴＴデータのオフショア開発ノウハウの活用

③ 人材育成の推進
- ＮＴＴデータグループにおける人材育成制度のノウハウ、及び教育サービス機会の活用

(2) 資本提携の概要

上記の業務提携をより強固なものとし、その効果を最大限に発揮するため、ＪＲＩが保有するＪＳＯＬの株式のうち、発行済株式総数の50%に相当する10万株をＮＴＴデータに譲渡いたします。

(3)スケジュール（予定）

- 平成20年9月29日（本日）　　基本合意書締結
- 平成20年12月25日　　最終合意契約、及び株式売買契約締結
- 平成21年1月5日　　株式譲渡

【株式譲渡後の日本総研ソリューションズの概要（予定）】

- ・新商号　　株式会社ＪＳＯＬ（変更時期は未定）
- ・所在地　　東京都中央区晴海二丁目5番24号
- ・代表者　　代表取締役社長　　小名木　正也
- ・資本金　　50億円
- ・株主構成　　ＮＴＴデータ　　50%（ＮＴＴデータ連結子会社）
　　　　　　　ＪＲＩ　　50%（ＳＭＦＧ持分法適用関連会社）

3．今後の業績見通し

(1) ＮＴＴデータ

本件に伴う平成21年3月期業績予想の修正はありません。

(2) ＳＭＦＧ

本件に伴う平成21年3月期業績予想の修正はありません。

【本件に関するお問い合わせ先】

ＮＴＴデータ	広報部	03-5546-8051
ＳＭＦＧ	広報部	03-5512-2679
ＪＲＩ	広報部	03-3288-5360
ＪＳＯＬ	社長室	03-5859-6001

【ご参考】

○株式会社エヌ・ティ・ティ・データの概要

商　号	株式会社エヌ・ティ・ティ・データ
代表者	代表取締役社長　山下　徹
所在地	東京都江東区豊洲三丁目3番3号
設立年月日	昭和63年5月23日
主な事業内容	システム・インテグレーション事業、ネットワークシステムサービス事業
決算期	3月末日
従業員数	8,550名（単体）（平成20年3月31日現在）
資本金	142,520百万円（平成20年3月31日現在）
大株主及び持分比率	日本電信電話株式会社（54.18%） 日本トラスティ・サービス信託銀行株式会社（信託口）（4.53%） 日本マスタートラスト信託銀行株式会社（信託口）（4.24%） （平成20年3月31日現在）

○株式会社三井住友フィナンシャルグループの概要

商　号	株式会社三井住友フィナンシャルグループ
代表者	代表取締役社長　北山　禎介
所在地	東京都千代田区有楽町一丁目1番2号
設立年月日	平成14年12月2日
主な事業内容	銀行、その他銀行法により子会社とすることができる会社の経営管理及びそれらの業務に附帯する業務
決算期	3月末日
従業員数	46,429名（連結）（平成20年3月31日現在）
資本金	1,420,877百万円（平成20年3月31日現在）
大株主及び持分比率	日本マスタートラスト信託銀行株式会社（信託口）(6.37%) 日本トラスティ・サービス信託銀行株式会社（信託口）(6.31%) 日本生命保険相互会社（1.99%）　（平成20年3月31日現在）

○株式会社日本総合研究所の概要

商　号	株式会社日本総合研究所
代表者	代表取締役社長　木本　泰行
所在地	東京都千代田区一番町16
設立年月日	平成14年11月1日
主な事業内容	システム開発・情報処理業務、コンサルティング業務、シンクタンク業務
決算期	3月末日
従業員数	1,773名（単体）（平成20年3月31日現在）
資本金	10,000百万円（平成20年3月31日現在）
大株主及び持分比率	株式会社三井住友フィナンシャルグループ（100%） （平成20年3月31日現在）

○株式会社日本総研ソリューションズの概要

商　号	株式会社日本総研ソリューションズ
代表者	代表取締役社長　小名木　正也
所在地	東京都中央区晴海二丁目5番24号
設立年月日	平成18年7月3日
主な事業内容	システム開発・情報処理業務、ＩＴコンサルティング業務
決算期	3月末日
従業員数	1,216名（平成20年3月31日現在）
資本金	5,000百万円（平成20年3月31日現在）
大株主及び持分比率	株式会社日本総合研究所（100%） （平成20年3月31日現在）
業績	（売上高）　38,050百万円 （経常利益）　1,949百万円　（平成20年3月期）
総資産及び純資産	（総資産）　23,537百万円 （純資産）　12,244百万円　（平成20年3月31日現在）

以　上

September 29, 2008

NTT DATA Corporation (Code: 9613)
Sumitomo Mitsui Financial Group, Inc. (Code: 8316)
The Japan Research Institute, Limited
JRI Solutions, Limited

Capital and Business Alliance of JRI Solutions

NTT DATA Corporation ("NTT DATA"; President and CEO: Toru Yamashita), Sumitomo Mitsui Financial Group, Inc. ("SMFG"; President: Teisuke Kitayama), The Japan Research Institute, Limited ("JRI"; President and CEO: Yasuyuki Kimoto), and JRI Solutions, Limited ("JSOL"; President and CEO: Masaya Onagi) today reached a basic agreement on a broad-ranging business partnership between NTT DATA and JSOL in the IT services field, and on a capital arrangement underlying the alliance.

1. Purpose of the Alliance

The IT services market in Japan has moved toward steady growth in IT investment, particularly by large enterprises in such fields as manufacturing and finance, as growing importance of IT utilization to enhance competitiveness. At the same time, as the need for information system reliability continues to grow at a time when engineers are in short supply, the challenge for IT service companies is to obtain the stable human resources necessary for providing high-quality services.

Well aware of this environment, NTT DATA along with SMFG, JRI, and JSOL have concluded this basic agreement on a capital and business alliance. It is aimed at the further growth and development of JSOL, as well as at enabling the NTT DATA Group to achieve further expansion of its business for corporate clients.

JSOL was established in July 2006 by a spin-off from JRI, chiefly to enhance to offer IT solutions to a wide range of corporate clients. Since its founding, JSOL has further heightened its expertise in advanced system development and information processing services, and built a solid reputation as a provider of ERP and other IT solutions for corporate clients.

NTT DATA is carrying out the innovation to meet the changing business environment of its customers and better serving their IT needs, strengthening its consulting and solutions business by leveraging the group synergy. Aiming to become a true IT partner supporting customer business, the company is expanding its business with corporate clients.

The capital and business alliance will give JSOL, with its accumulated technological and operations expertise, access to the diverse development resources and methodologies as well as human resources expertise of the NTT DATA Group. JSOL will take advantage of such resources to contribute to more customers, and to achieve further growth and development as an IT services corporation by leveraging the wide range of customer base of the Sumitomo Mitsui Banking Corporation in the SMFG Group.

JSOL brings to the partnership extensive experience and knowledge about introducing ERP to the manufacturing industry especially in pharmaceutical industry. The capital participation in JSOL offers the NTT DATA Group an opportunity to broaden its clientele in the manufacturing industry. Moreover, by bolstering its development resources with advanced operational expertise, NTT DATA is looking to enhance its competitive strength, and to expand its business by taking advantage of JSOL's extensive experience and solutions capability.

SMFG and JRI will work together to support the smooth launching of this partnership. They will maintain a close working relationship as group companies to enhance SMFG's capability to provide IT solutions to Sumitomo Mitsui Banking Corporation's customers, and to enable JRI to share technological know-how with JSOL.

2. Overview of the Alliance

(1) Business Alliance

JSOL will enhance its capability of IT solutions through following initiatives.

a. Collaboration in the industrial, financial and public administration sectors

- Further strengthening of ERP business through ties with the NTT DATA Group and flexible complementing of resources
- Providing services leveraged by JSOL and NTT DATA for customers

b. Raising the quality of IT services

- Taking advantage of expertise in standard development methodologies being introduced by the NTT DATA Group
- Taking advantage of NTT DATA's offshore development expertise

c. Promotion of human resources development

- Taking advantage of human resources development systems in the NTT DATA Group, and of opportunities in the area of educational services

(2) Capital Alliance

JRI, in order to strengthen the above business partnership, derive maximum benefit from it and make it into a long-term cooperative relationship, will transfer 100,000 of its outstanding shares in JSOL, amounting to 50 percent, to NTT DATA.

(3) Schedule (tentative)

September 29, 2008 (today): Basic agreement concluded

December 25, 2008: Conclusion of final agreement and share transfer contract

January 5, 2009: Share transfer

Outline of JRI Solutions, Limited (provisional information)

- New company name: JSOL CORPORATION(date of change to be determined)
- Location: 5-24, Harumi 2-chome, Chuo-ku, Tokyo
- Representative: Masaya Onagi, President and CEO
- Capitalization: 5 billion yen
- Equity shares: NTT DATA 50% (NTT DATA consolidated subsidiary), JRI 50% (SMFG equity-method affiliated company)

3. Earnings Forecast

(1) NTT DATA

No revision is made to the earnings forecast for the fiscal year ending March 2009 as a result of this arrangement.

(2) SMFG

No revision is made to the earnings forecast for the fiscal year ending March 2009 as a result of this arrangement.

Reference

○Outline of NTT DATA Corporation

Company name	NTT DATA Corporation
Representative	Toru Yamashita, President and CEO
Location	3-3, Toyosu 3-chome, Koto-ku, Tokyo
Established	May 23, 1988
Main business operations	System integration business and network system services business
End of fiscal year	March 31
Employees	8,550 (as of March 31, 2008; non-consolidated basis)
Capitalization	142,520 million yen (as of March 31, 2008)
Main shareholders and equity shares	NTT Corporation (54.18%) Japan Trustee Services Bank, Ltd. (accounting in trust) (4.53%) The Master Trust Bank of Japan, Ltd (accounting in trust) (4.24%) (as of March 31, 2008)

○Outline of Sumitomo Mitsui Financial Group, Inc.

Company name	Sumitomo Mitsui Financial Group, Inc.
Representative	Teisuke Kitayama, President
Location	1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo
Established	December 2, 2002
Main business operations	Management of the affairs of companies treated as subsidiaries under the Banking Act and other banking laws, and related operations.
End of fiscal year	March 31
Employees	46,429 (as of March 31, 2008; consolidated basis)
Capitalization	1,420,877 million yen (as of March 31, 2008)
Main shareholders and equity shares	The Master Trust Bank of Japan, Ltd (accounting in trust) (6.37%) Japan Trustee Services Bank, Ltd. (accounting in trust) (6.31%) Nippon Life Insurance Company (1.99%) (as of March 31, 2008)

○Outline of The Japan Research Institute, Limited

Company name	The Japan Research Institute, Limited
Representative	Yasuyuki Kimoto, President and CEO
Location	16, Ichibancho, Chiyoda-ku, Tokyo
Established	November 1, 2002
Main business operations	System development and information processing services, consulting services, think-tank services
End of fiscal year	March 31
Employees	1,773(as of March 31, 2008; non-consolidated basis)
Capitalization	10,000 million yen (as of March 31, 2008)
Main shareholders and equity shares	Sumitomo Mitsui Financial Group, Inc. (100%) (as of March 31, 2008)

○Outline of JRI Solutions, Limited

Company name	JRI Solutions, Limited
Representative	Masaya Onagi, President and CEO
Location	5-24, Harumi 2-chome, Chuo-ku, Tokyo
Established	July 3, 2006
Main business operations	System development and information processing services, IT consulting services
End of fiscal year	March 31
Employees	1,216 (as of March 31, 2008)
Capitalization	5,000 million yen (as of March 31, 2008)
Main shareholders and equity shares	The Japan Research Institute, Limited (100%) (as of March 31, 2008)
Operating results	Net sales: 38,050 million yen Ordinary income: 1,949 million yen (fiscal year ended March 2008)
Total assets and net assets	Total assets: 23,537 million yen Net assets: 12,244 million yen (as of March 31, 2008)